UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: **001-32491**

COFFEE HOLDING CO., INC.
(Exact name of registrant as specified in its charter)

Nevada	**11-2238111**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3475 Victory Boulevard, Staten Island, New York	**10314**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(718) 832-0800**

Securities registered under Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Stock, Par Value $0.001 Per Share	**JVA**	**NASDAQ Capital Market**

Securities registered under Section 12(g) of the Exchange Act: **None**

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Non-accelerated filer ☒	Accelerated filer ☐	Smaller Reporting Company ☒

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant, computed by reference to the closing price of the registrant's common stock on the NASDAQ Capital Market on April 30, 2023, was $7,972,813.

As of January 20, 2024, the registrant had 5,708,599 shares of common stock, par value $0.001 per share, outstanding.

Documents incorporated by reference

None.

TABLE OF CONTENTS

PART I

ITEM 1.   BUSINESS

General Overview

Products and Operations. We are an integrated wholesale coffee roaster and dealer located in the United States. Our core products can be divided into three categories:

- *Wholesale Green Coffee:* unroasted raw beans imported from around the world and sold to large and small roasters and coffee shop operators;

- *Private Label Coffee:* coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

- *Branded Coffee:* coffee roasted and blended to our own specifications and packaged and sold under our eight proprietary and licensed brand names in different segments of the market.

Our private label and branded coffee products are sold throughout the United States and certain countries in Asia to supermarkets, wholesalers, and individually owned and multi-unit retail customers. Our unprocessed green coffee, which includes over 90 specialty coffee offerings, is primarily sold to specialty gourmet roasters in the United States, Canada and multiple international countries.

We conduct our operations in accordance with strict freshness and quality standards. All of our private label and branded coffees are produced from high quality coffee beans that are deep roasted for full flavor using a slow roasting process that has been perfected utilizing almost 50 years of experience in the coffee industry. In order to ensure freshness, our products are delivered to our customers within 72 hours of roasting. We believe that our long history has enabled us to develop a loyal customer base.

In June 2016, we acquired substantially all of the assets of Coffee Kinetics LLC (doing business as Sonofresco) through our wholly-owned subsidiary Sonofresco, LLC ("Sonofresco" or "SONO"), including equipment, inventory, customer lists, relationships and accounts payable. In addition to our wholesale green coffee, private label coffee and branded coffee product offerings, we currently sell tabletop coffee roasting equipment to our customers through Sonofresco.

On February 23, 2017, we purchased all the outstanding common stock of Comfort Foods, Inc. ("CFI"). CFI is a medium sized regional roaster, manufacturing both branded and private label coffee for retail and foodservice customers located predominantly in the northeast United States marketplace.

On April 24, 2018, pursuant to an Asset Purchase Agreement, by and among Generations Coffee Company, LLC ("GCC") the entity formed as a result of the Company's joint venture with Caruso's Coffee, Inc. and Steep & Brew, Inc. ("the Seller") a Wisconsin corporation and the stockholder of the Seller. GCC purchased substantially all the assets, including equipment, inventory, customer lists and relationships of the Seller. As of the fiscal period ended January 31, 2022, the parties to the joint venture have agreed not continue with this joint venture.

On October 15, 2020, we entered into a Contribution and Equity Purchase Agreement (the "Jordre Well Agreement") to become a 49% owner in The Jordre Well, LLC ("The Jordre Well"), a cannabidiol ("CBD") beverage company. Under the terms of the Jordre Well Agreement, The Jordre Well was to assist us in the development and commercialization of CBD-infused line extensions for non-coffee CBD-infused beverages and products. However, after further analysis by management, we will no longer pursue this line of products.

We were incorporated on October 9, 1995 under the laws of the State of Nevada under the name Transpacific International Group Corp ("Transpacific"). On April 16, 1998, Transpacific completed a merger with Coffee Holding Co., Inc., a New York corporation. Upon the consummation of the merger, Coffee Holding Co., Inc. was merged into Transpacific and Transpacific changed its name to Coffee Holding Co., Inc.

Our corporate offices are located at 3475 Victory Boulevard, Staten Island, New York 10314. Our telephone number is (718) 832-0800 and our website address is www.coffeeholding.com. On our website, investors can obtain, free of charge, a copy of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our Code of Conduct and Business Ethics, including disclosure related to any amendments or waivers thereto, other reports and any amendments thereto filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, as soon as reasonably practicable after we file such material electronically with, or furnish it to, the Securities and Exchange Commission, or the SEC. None of the information posted on our website is incorporated by reference into this Annual Report. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other companies that file materials with the SEC electronically

All references in this report to "JVA," the "Company," "we," "us," or "our" mean Coffee Holding Co., Inc. and its subsidiaries unless stated otherwise or the context otherwise indicates.

Recent Developments

On September 29, 2022, Coffee Holding Co., Inc, a Nevada corporation ("JVA"), entered into a Merger and Share Exchange Agreement (the "Merger Agreement"), by and among JVA, Delta Corp Holdings Limited, a Cayman Islands exempted company ("Pubco"), Delta Corp Holdings Limited, a company incorporated in England and Wales ("Delta"), CHC Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Pubco ("Merger Sub"), and each of the holders of ordinary shares of Delta as named therein (the "Sellers"). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into JVA, with JVA surviving as a direct, wholly-owned subsidiary of Pubco (the "Merger"). On June 29, 2023, JVA, Pubco, Delta, Merger Sub and the Sellers entered into Amendment 1 to the Merger Agreement (the "First Amendment"). On January 4, 2024, JVA, Pubco, Delta, Merger Sub and the Sellers entered into Amendment 2 to the Merger Agreement (the "Second Amendment").

As a result of the Merger, each issued and outstanding share of JVA common stock, $0.001 par value per share (the "JVA Common Stock"), will be cancelled and converted for the right of the holder thereof to receive one ordinary share, par value $0.0001 of Pubco (the "Pubco Ordinary Shares").

As a condition to the Merger, Pubco shall also acquire all of the issued and outstanding Delta securities from the Sellers in exchange for Pubco Ordinary Shares (the "Exchange" and, collectively with the Merger and the other transactions contemplated by the Merger Agreement, the "Transactions"). As a result of the Transactions, JVA and Delta will each become direct, wholly-owned subsidiaries of Pubco, with JVA stockholders receiving approximately $31.5 million (or 4.79%) worth of Pubco Ordinary Shares (the "Merger Consideration") and Delta stockholders receiving approximately $625 million (or 95.21%) worth of Pubco Ordinary Shares (the "Exchange Consideration" and collectively with the Merger Consideration, the "Business Combination Consideration"), subject to certain adjustments, at an implied diluted value per share of $5.50. The Business Combination Consideration may be adjusted if Delta closes certain acquisitions prior to the closing of the Transactions. The Merger Agreement also includes an earn-out to existing stockholders of Delta, consisting of $50 million of additional Pubco Ordinary Shares, which will be released to Delta stockholders if and when Delta achieves $70 million or greater of net income for fiscal year ending 2023.

At the effective time of the Merger (the "Merger Effective Time"), each award of options to purchase JVA Common Stock (each, a "JVA Stock Option") that is outstanding, whether vested or unvested, will be cancelled and substituted with option(s) to purchase Pubco Ordinary Shares to be granted under the Pubco equity plan (the "Substituted Options"). The Substituted Options will represent the right to purchase that number of shares of Pubco Ordinary Shares equal to the number of shares of JVA Common Stock underlying such JVA Stock Option immediately prior to the Merger Effective Time with a per-share exercise price of such Substituted Option equal to the exercise price per JVA Common Stock subject to such JVA Stock Option immediately prior to the Merger Effective Time.

Prior to execution of the Merger Agreement, JVA's board of directors (the "Board") unanimously (i) determined that the terms and provisions of the Merger Agreement and the transactions contemplated therein, including the Merger and Transactions, are fair, advisable to and in the best interests of JVA and its stockholders, (ii) approved the Merger Agreement and related Transactions, (iii) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of JVA, and (iv) resolved to recommend that JVA's stockholders adopt the Merger Agreement.

JVA, Pubco, Delta and the Sellers have made customary representations and warranties in the Merger Agreement and have agreed to customary covenants regarding the operation of their respective businesses prior to the closing of the transactions contemplated thereby. Consummation of the Merger is subject to customary closing conditions, including, without limitation, (i) approval of the Merger Agreement and the transactions contemplated thereunder by a majority of JVA's stockholders (the "JVA Stockholder Approval"), (ii) the absence of any law or order that prevents or prohibits the consummation of the Transaction, (iii) obtaining all requisite governmental authorizations, (iv) effectiveness of the Registration Statement of Pubco on Form F-4, and (v) approval of the listing of Pubco Ordinary Shares on the Nasdaq Capital Market.

From the date of the Merger Agreement until October 19, 2022 (the "Go-Shop Period"), JVA had the right to initiate, solicit, facilitate and encourage any inquiry or the making of any proposals or offers that would constitute an acquisition proposal involving more than fifteen percent (15%) of JVA's assets or outstanding shares of common stock or in which the stockholders of JVA immediately preceding the contemplated transaction would hold less than eighty-five percent (85%) of the voting equity interest of the surviving company (each or any combination of the foregoing, a "Takeover Proposal"), including by way of providing access to non–public information to any third party pursuant to a non-disclosure agreement. Following the expiration of the Go-Shop Period, JVA ceased such activities and be subject to customary "no-shop" restrictions on its ability to solicit a Takeover Proposal from third parties and to provide non-public information to and engage in discussions with a third party in relation to a Takeover Proposal, except that JVA may continue to engage in the aforementioned activities with third parties from whom JVA has received a Takeover Proposal that the Board has determined constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and has determined that the failure to take such actions would be inconsistent with the Board's fiduciary duties.

Prior to obtaining JVA Stockholder Approval, the Board may change its recommendation that stockholders vote to adopt the Merger Agreement (a "Change in Recommendation") (i) in response to any material event or change in circumstances with respect to JVA that was not actually known or reasonably foreseeable by JVA prior to the date of the Merger Agreement (an "Intervening Event") that the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to change its recommendation in such circumstances would be reasonably likely to violate its fiduciary duties to the stockholders of JVA under applicable law or (ii) if JVA has received a Takeover Proposal involving more than fifty percent (50%) of JVA's assets or outstanding shares of common stock or in which the stockholders of JVA immediately preceding the contemplated transaction would hold less than fifty percent (50%) of the voting equity interest of the surviving company, that the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms and, among other things, if consummated, would be more favorable from a financial point of view to JVA's stockholders than the Transactions (a "Superior Proposal") (in which case JVA may also terminate the Merger Agreement to enter into such Superior Proposal, subject to certain conditions including payment of the JVA Termination Fee, as described below).

Before the Board may change its recommendation in connection with an Intervening Event or a Superior Proposal, or terminate the Merger Agreement to accept a Superior Proposal, JVA must provide Delta prompt written notice of its decision to make a Change in Recommendation and for at least five (5) business days after such notice, JVA will negotiate with Delta to enable Delta to revise the terms of the Merger Agreement so that the Takeover Proposal no longer constitutes a Superior Proposal. Each time modifications to any material term of such alternative acquisition proposal determined to be a Superior Proposal are made, JVA must notify Pubco of such modification and such five (5) business day period will recommence.

The Merger Agreement may be terminated by each of Delta and of JVA under certain circumstances, including, among others by either Delta or JVA if the Merger has not been consummated by April 1, 2024 (the "Outside Date"). If the Merger Agreement is terminated under certain circumstances, including, among others, as a result of breach by either JVA or Delta of their respective representations, warranties or covenants in the Merger Agreement, whereby JVA or Delta, respectively, may be entitled to a termination fee in the amount of $750,000 plus disbursements of all documented, out-of-pocket expenses up to $250,000. In addition, if JVA terminates the Merger Agreement to accept a Takeover Proposal or the Board (i) adversely changes its recommendation to the stockholders of JVA regarding the adoption of the Merger Agreement or (ii) supports the approval of any JVA Takeover Proposal, then Delta shall be entitled to a termination fee of $1.3 million and plus a disbursement of reasonable expenses up to $2 million (the "JVA Termination Fee").

The equityholders of Delta and JVA will have certain customary registration rights with respect to the Pubco Ordinary Shares to be received in the transaction pursuant to the terms of a registration rights agreement, dated September 29, 2022 (the "Registration Rights Agreement").

On September 29, 2022, concurrently with the entry into the Merger Agreement, Delta, Pubco and JVA entered into Voting and Support Agreements (the "JVA Voting Agreement") with Andrew Gordon, President and Chief Executive Officer of JVA, and David Gordon, Executive Vice President and Chief Operating Officer of JVA, pursuant to which Messrs. Gordon have agreed to vote in favor of adopting the Merger Agreement and the related transactions as contemplated thereunder. JVA Voting Agreements will terminate upon the earliest to occur of (i) the mutual written consent of each of Delta, Pubco, JVA and Messrs. Gordon, (ii) the Merger Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Merger Agreement, the Registration Rights Agreement and JVA Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the Merger Agreement, (ii) the Registration Rights Agreement, and (iii) the form of Voting and Support Agreement, copies of which are filed as exhibits to this Annual Report on Form 10-K and incorporated by reference herein.

Our Competitive Strengths

To achieve our growth objectives described below, we intend to leverage the following competitive strengths:

Positioned to Profitably Grow Through Varying Cycles of the Coffee Market. We believe that we are one of the few coffee companies to offer a broad array of branded and private label roasted ground coffees and wholesale green coffee across the spectrum of consumer tastes, preferences and price points. While many of our competitors engage in distinct segments of the coffee business, we sell products in each of the following areas:

- Retail branded coffee;

- Mainstream retail private label coffee;

- Specialty retail coffees both private label and branded;

- Wholesale specialty green and gourmet whole bean coffees;

- Single cup coffee pods;

- Food service;

- Instant coffees;

- Tea; and

- Tabletop coffee roasting equipment.

Our branded and private label roasted ground coffees are sold at competitive and value price levels while some of our other branded and specialty coffees are sold predominantly at premium price levels. Premium price level coffee is high-quality gourmet coffee, such as AA Arabica coffee, which sell at a substantial premium over traditional retail canned coffee, while competitive and value price level coffee is mainstream or traditional canned coffee. Because of this diversification, we believe that our profitability is not dependent on any one area of the coffee industry and, therefore, is less sensitive than our competition to potential coffee commodity price and overall economic volatility.

Wholesale Green Coffee Market Presence. As a large roaster-dealer of green coffee, we believe that we are favorably positioned to increase our specialty coffee sales. Since 1998, we have increased the number of our wholesale green coffee customers, including coffee houses, single store operators, mall coffee stores and mail order sellers. We are a charter member of the Specialty Coffee Association of America and one of the largest distributors of Swiss Water Processed Decaffeinated Coffees and Dattera specialty Brazil coffees in the United States. Our almost 50 years of experience as a roaster and a dealer of green coffee allows us to provide our roasting experience as a value added service to our gourmet roaster customers. The assistance we provide to our customers includes training, coffee blending and market identification. We believe that our relationships with wholesale green coffee customers and our focus on selling green coffee as a wholesaler has enabled us to participate in the growth of the specialty coffee market while mitigating the risks associated with the competitive retail specialty coffee environment.

Diverse Portfolio of Differentiated Branded Coffees. We have amassed a portfolio of eight proprietary name brands sold to supermarkets, wholesalers and individually owned stores in the United States, including brands for specialty espresso, Latin espresso, Italian espresso, 100% Colombian coffee and blended and flavored coffees. In addition, we have entered into a licensing agreement with Del Monte Corporation for the exclusive right to use the S&W trademark in the United States and other countries approved by Del Monte Corporation in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution to retail customers. Our existing portfolio of differentiated brands combined with our management expertise serve as a platform to add additional name brands through acquisition or licensing agreements which target product niches and segments that do not compete with our existing brands.

Management Has Extensive Experience in the Coffee Industry. Andrew Gordon, our President, Chief Executive Officer, Chief Financial Officer and Treasurer, and David Gordon, our Executive Vice President – Operations, have worked with Coffee Holding for 42 and 44 years, respectively. During this period, the Company has successfully navigated varying cycles in both the coffee industry and macro economy. David Gordon is an original member of the Specialty Coffee Association of America. We believe that our employees and management are dedicated to our vision and mission, which is to produce high quality products, as well as to provide quality and responsive service to our customers.

Our Growth Strategy

We believe that significant growth opportunities exist by selectively pursuing strategic acquisitions and alliances, increasing penetration with existing customers by adding new products, and developing our Harmony Bay brand and increase the number of our wholesale green coffee customers. By capitalizing on this strategy, we hope to continue to grow our business with our commitment to quality and personalized service to our customers. We do not intend to compete on price alone nor do we intend to expand sales at the expense of profitability.

Selectively Pursue Strategic Acquisitions and Alliances. We have expanded our operations by acquiring coffee companies, entering into strategic alliances and acquiring or licensing brands, which complement our business objectives and we intend to continue to seek such opportunities.

Grow Our Cafe Caribe and Cafe Supremo Products. We believe the Latin population in the United States is the fastest growing and now represents the largest minority demographic in the United States. We believe there is significant opportunity for our Café Caribe and Café Supremo brands to gain market share among Latin consumers in the United States. Café Caribe, which has historically been our leading brand by poundage, is a specialty espresso coffee that targets espresso coffee drinkers and, in particular, Latin consumers. Café Supremo is a specialty espresso coffee which is priced for the more price sensitive Latin espresso coffee drinker.

Further Market Penetration of Our Niche Products. We intend to capture additional market share through our existing distribution channels by selectively adding or introducing new brand names and products across multiple price points, including:

- New licensing agreements;

- Specialty blends and foodservice opportunities; and

- Sales of our tabletop coffee roasting equipment.

Our Core Products

Our core products can be divided into three categories:

- *Wholesale Green Coffee:* unroasted raw beans imported from around the world and sold to large, medium and small roasters and coffee shop operators;

- *Private Label Coffee:* coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

- *Branded Coffee*: coffee roasted and blended to our own specifications and packaged and sold under our eight proprietary and licensed brand names in different segments of the market.

Wholesale Green Coffee. The specialty coffee market remains the fastest growing area of our industry. The number of gourmet coffee houses have been increasing in all areas of the United States. The growth in specialty coffee sales has created a marketplace for higher quality and differentiated products, which can be priced at a premium in the marketplace. As a large roaster-dealer of green coffee, we are favorably positioned to increase our specialty coffee sales. We sell green coffee beans to small roasters and coffee shop operators located throughout the United States and carry over approximately 90 different varieties. Specialty green coffee beans are sold unroasted, direct from warehouses to small roasters and gourmet coffee shop operators, which then roast the beans themselves. We sell from as little as one bag (132 pounds) to a full truckload (44,000 pounds) of specialty green coffee beans, depending on the size and need of the customer. We believe that we can increase sales of wholesale green coffee without an increase in infrastructure as well as without venturing into the highly competitive retail specialty coffee environment. We believe that by utilizing our current strategy we can be as profitable or more profitable than our competitors in this segment by selling "one bag at a time" rather than "one cup at a time."

Private Label Coffee. We roast, blend, package and sell coffee under private labels for companies throughout the United States and Canada. Our private label coffee is sold in cans, brick packages and instants in a variety of sizes. We produce private label coffee for customers who desire to sell coffee under their own name but do not want to engage in the manufacturing process. Our private label customers seek a quality similar to the national brands at a lower cost, which represents a better value for the consumer.

Branded Coffee. We roast and blend our branded coffee according to our own recipes and package the coffee at our facilities in La Junta, Colorado, and North Andover, Massachusetts. We then sell the packaged coffee under our brand labels to supermarkets, wholesalers and individually-owned stores throughout the United States.

We hold trademarks for each of our proprietary name brands and have the exclusive right to use the S&W, IL CLASSICO brand names in the United States in connection with the production, manufacture and sale of roasted whole bean and ground coffee for distribution at the retail level. For further information regarding our trademark rights, see "Business—Trademarks."

Each of our name brands is directed at a particular segment of the coffee market. Our branded coffees are:

Cafe Caribe, a specialty espresso coffee that targets espresso coffee drinkers and, in particular, the Latin consumer market;

Don Manuel, is produced from the finest 100% Colombian coffee beans. Don Manuel is an upscale quality product which commands a substantial premium compared to the more traditional brown coffee blends. We also use this known trademark in our food service business because of the high brand quality;

S&W, an upscale canned coffee established in 1921 and includes Premium, Premium Decaf, French Roast, Colombian, Colombian Decaf, Swiss Water Decaf, Kona, Mellow'd Roast and IL CLASSICO lines;

Cafe Supremo, a specialty espresso that targets espresso drinkers of all backgrounds and tastes. It is designed to introduce coffee drinkers to the tastes of dark roasted coffee;

Via Roma, an Italian espresso targeted at the more traditional espresso drinker;

Premier Roasters, a line of high quality retail and foodservice products packed in composite cans and poly bags and single serve; and

Harmony Bay, an upscale line of flavored beans in 11oz and 40oz bags, along with single serve offerings in a multitude of unique flavor profiles.

Other Products

We also offer several niche products, including:

- tea; and
- table-top coffee roasters and grinders.

Raw Materials

Coffee is a commodity traded on the Commodities and Futures Exchange subject to price fluctuations. Over the past five years, the average price per pound of coffee beans ranged from approximately $0.8635 to $2.6045. The price for coffee beans on the commodities market as of October 31, 2023 and 2022 was $1.6730 and $1.7770 per pound, respectively. Specialty green coffee, unlike most coffee, is not tied directly to the commodities cash markets. Instead, it tends to trade on a negotiated basis at a substantial premium over commodity coffee pricing, depending on the origin, supply and demand at the time of purchase. We are a licensed Fair Trade dealer for Fair Trade certified coffee. Fair Trade certified coffee helps small coffee farmers to increase their incomes and improve the prospects of their communities and families by guaranteeing farmers a minimum price of ten cents above the current market price. Our North Andover plant operated by our Comfort Foods division, is certified organic by the Organic Crop Improvement Association (OCIA). All of our specialty green coffees, as well as all of the other coffees we import for roasting, are subject to multiple levels of quality control.

We purchase our green coffee from dealers located primarily within the United States. The dealers supply us with coffee beans from many countries, including Colombia, Mexico, Kenya, Indonesia, Brazil and Uganda. We do not have any formalized, material agreements or long-term contracts with any of these suppliers. Rather, our purchases are typically made pursuant to individual purchase orders. We do not believe that the loss of any one supplier would have a material adverse effect on our operations due to the availability of alternate suppliers.

The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Supply and price can be affected by factors such as weather, politics, currency fluctuations and economics within the countries that export coffee. Increases in the cost of coffee beans can, to a certain extent, be passed on to our customers in the form of higher prices for coffee beans and processed coffee. Drastic or prolonged increases in coffee prices may also adversely impact our business as it could lead to a decline in overall consumption of coffee. Similarly, rapid decreases in the cost of coffee beans may force us to lower our sale prices before realizing cost reductions in our purchases.

We subject all of our private unroasted green coffee to both a pre-shipment sample approval and an additional sample approval upon arrival into the United States. Once the arrival sample is approved, we then bring the coffee to one of our facilities to roast and blend according to our own strict specifications. During the roasting and blending process, samples are pulled off the production line and tested on an hourly basis to ensure that each batch roasted is consistent with the others and meets the strict quality standards demanded by our customers and us.

Our Use of Derivatives

The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Historically, we have used, and intend to continue to use in a limited capacity, short-term coffee futures and options contracts primarily for the purpose of partially hedging the effects of changing green coffee prices and to reduce our costs of sales. In addition, we acquired, and expect to continue to acquire, futures contracts with longer terms, generally three to four months, primarily for the purpose of guaranteeing an adequate supply of green coffee. Realized and unrealized gains or losses on options and futures contracts are reflected in our cost of sales. Gains on options and futures contracts reduce our cost of sales and losses on options and futures contracts increase our cost of sales. The use of these derivative financial instruments has generally enabled us to mitigate the effect of changing prices. We believe that, in normal economic times, our hedging policies remain a vital element of our business model not only in controlling our cost of sales, but also giving us the flexibility to obtain the inventory necessary to continue to grow our sales while trying to minimize margin compression during a time of high coffee prices. However, no strategy can entirely eliminate pricing risks and we generally remain exposed to losses on futures contracts when prices decline significantly in a short period of time, and we would generally remain exposed to supply risk in the event of non-performance by the counterparties in any one of our physical contracts. Although we have had net gains on options and futures contracts in the past, we have incurred significant losses on options and futures contracts during some reporting periods. In these cases, our cost of sales has increased, resulting in a decrease in our profitability or increase our losses. Such losses have and could in the future materially increase our cost of sales and materially decrease our profitability and adversely affect our stock price. See "Item 1A – Risk Factors - If our hedging policy is not effective, we may not be able to control our coffee costs, we may be forced to pay greater than market value for green coffee and our profitability may be reduced." Failure to properly design and implement an effective hedging strategy may materially adversely affect our business and operating results. If the hedges that we enter do not adequately offset the risks of coffee bean price volatility or our hedges result in losses, our cost of sales may increase, resulting in a decrease in profitability or increased losses. As previously announced, as a result of the volatile nature of the commodities markets, we have and are continuing to scale back our use of hedging and short-term trading of coffee futures and options contracts, and intend to continue to use these practices in a limited capacity going forward. See "Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risks."

Trademarks and Tradename

We hold trademarks, registered with the United States Patent and Trademark Office, for all eight of our proprietary coffee brands and an exclusive license for S&W, IL CLASSICO brands for sale in the United States. Trademark registrations are subject to periodic renewal and we anticipate maintaining our registrations. We believe that our brands are recognizable in the marketplace and that brand recognition is important to the success of our branded coffee business.

Customers

We sell our private label and our branded coffee to some of the largest retail and wholesale customers in the United States.

Although our agreements with wholesale customers generally contain only pricing terms, our contracts with certain customers also contain minimum and maximum purchase obligations at fixed prices. Because our profits on a fixed-price contract could decline if coffee prices increased, we acquire futures contracts with longer terms (generally three to four months) primarily for the purpose of guaranteeing an adequate supply of green coffee at favorable prices. Although the use of these derivative financial instruments has generally enabled us to mitigate the effect of changing prices, no strategy can entirely eliminate pricing risks or increased losses and we generally remain exposed to losses on futures contracts when prices decline significantly in a short period of time, and we would generally remain exposed to supply risk in the event of non-performance by the counterparties to any futures contracts. See "Our Use of Derivatives."

Marketing

We market our private label and wholesale coffee through trade shows, industry publications, face-to-face contact and through the use of our internal sales force and non-exclusive independent food and beverage sales brokers. We also use our web site (www.coffeeholding.com) as a method of marketing our coffee products and ourselves.

For our private label and branded coffees, we will, from time to time in conjunction with retailers and with wholesalers, conduct in-store promotions, such as product demonstrations, coupons, price reductions, two-for-one sales and new product launches to capture changing consumer taste preferences for upscale canned, bagged and single cup coffees.

We evaluate opportunities for growth consistent with our business objectives. In addition, we have established relationships with independent sales brokers to market our products across the United States, in areas of the country where we have not had a high penetration of sales and Canada. We utilize our in-house sales personnel to market our private label brands. We intend to capture additional market share in our existing distribution channels by selectively adding or introducing new brand names and products across multiple price points, including niche specialty blends, private label "value" blends and tea and our own brands, filter packages and peripheral products.

Charitable Activities

We are also a supporter of several coffee-oriented charitable organizations and during fiscal years 2023 and 2022, we donated approximately $24,000 and $38,000, respectively, to charities.

- For over 20 years, we have been members of Coffee Kids, an international non-profit organization that helps to improve the quality of life of children and their families in coffee-growing communities in Mexico, Guatemala, Nicaragua and Costa Rica.

- We are members of Grounds for Health, an organization that educates, screens and arranges treatment for women who have cancer and live in the rural coffee growing communities of Mexico.

- We are a licensed Fair Trade dealer of Fair Trade certified coffee. Fair Trade certified coffee helps small coffee farmers to increase their incomes and improve the prospects of their communities and families. It guarantees farmers a minimum price of $1.40 per pound or fifteen cents above the current market price.

- We are the administrative benefactors to a non-profit organization called Cup for Education. After discovering the lack of schools, teachers and basic fundamental learning supplies in the poor coffee growing communities of Central and Latin America, "Cup" was established by our employee, Karen Gordon, to help build schools, sponsor teachers and purchase basic supplies such as books, chalk and other necessities for a proper education.

Competition

The coffee market is highly competitive. We compete in the following areas:

Wholesale Green Coffee. There are many green coffee dealers throughout the United States. Many of these dealers have greater financial resources than we do. However, we believe that we have both the knowledge and the capability to assist small specialty gourmet coffee roasters with developing and growing their businesses. Our over 40 years of experience as a roaster and a dealer of green coffee allows us to provide our roasting experience as a value added service to our gourmet roaster customers. While other coffee merchants may be able to offer lower prices for coffee beans, we market ourselves as a value-added supplier to small roasters, with the ability to help them market their specialty coffee products and develop a customer base. The assistance we provide our customers includes training, coffee blending and market identification. Because specialty green coffee beans are sold unroasted to small coffee shops and roasters that market their products to local gourmet customers, we do not believe that our specialty green coffee customers compete with our private label or branded coffee lines of business. We believe that the addition of Organic Products Trading Company, LLC ("OPTCO"), Sonofresco, CFI as well as our external green coffee salespeople allows us to compete more effectively throughout the country and Canada.

Private Label Competition. There are several major producers of coffee for private label sales in the United States. Many other companies produce coffee for sale on a regional basis. Our main competitor is the Massimo Zanetti Beverage Company. The Massimo Zanetti Beverage Company is larger and has more financial and other resources than we do and, therefore, is able to devote more resources to product development and marketing. We believe that we remain competitive by providing a higher level of quality and customer service. This service includes ensuring that the coffee produced for each label maintains a consistent taste and is delivered on time and in the proper quantities.

Branded Competition. Our proprietary brand coffees compete with many other brands that are sold in supermarkets and specialty stores, primarily in the Northeastern United States. The branded coffee market in both the Northeast and elsewhere is dominated by two large companies: Kraft Foods, Inc. (owner of the Maxwell House brand), and J.M. Smucker Co. (owner of the Folgers and Café Bustelo brands). Our large competitors have greater access to capital and a greater ability to conduct marketing and promotions. We believe that, while our competitors' brands may be more nationally recognizable, our Café Caribe and Café Supremo brands are competitive in the fast growing Latin demographic, our Harmony Bay has a strong regional presence in the northeast and our S&W brand has been a recognizable brand on the west coast for over 80 years.

Government Regulation

Our coffee roasting operations are subject to various governmental laws and regulations, which require us to obtain licenses relating to customs, health and safety, building and land use and environmental protection. Our roasting facility is subject to state and local air-quality and emissions regulation. If we encounter difficulties in obtaining any necessary licenses or if we have difficulty complying with these laws and regulations, then we could be subject to fines and penalties, which could have a material adverse effect on our profitability. In addition, our product offerings could be limited, thereby reducing our revenues.

We believe that we are in compliance in all material respects with all such laws and regulations and that we have obtained all material licenses and permits that are required for the operation of our business. We are not aware of any environmental regulations that have or that we believe will have a material adverse effect on our operations.

Employees

We have 96 full-time employees. None of our employees are represented by unions or collective bargaining agreements. Our management believes that we maintain good working relationships with our employees. To supplement our internal sales staff, we sometimes engage independent national and regional sales brokers as independent contractors who work on a commission basis.

ITEM 1A.   RISK FACTORS

An investment in our common stock is subject to risks inherent in our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included in this report. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition and results of operations. The value or market price of our common stock could decline due to any of these identified or other risks, and you could lose all of your investment.

Risks affecting our Company

Because our business is highly dependent upon a single commodity, coffee, any decrease in demand for coffee could materially adversely affect our revenues and profitability. Our business is centered on essentially one commodity: coffee. Our operations have primarily focused on the following areas of the coffee industry:

- the roasting, blending, packaging and distribution of private label coffee;

- the roasting, blending, packaging and distribution of proprietary branded coffee; and

- the sale of wholesale specialty green coffee.

Demand for our products is affected by:

- consumer tastes and preferences;

- global economic conditions;

- demographic trends; and

- the type, number and location of competing products.

Because we rely on a single commodity, any decrease in demand for coffee would harm our business more than if we had more diversified product offerings and could materially adversely affect our revenues and operating results.

Unfavorable global economic conditions and adverse developments with respect to financial institutions and associated liquidity risk could adversely affect our business, financial condition and stock price.

The global credit and financial markets are currently, and have from time to time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflict between Russia and Ukraine, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, financial institutions, manufacturers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Adverse global conditions, including economic uncertainty, may negatively impact our financial results.

Global conditions, dislocations in the financial markets, any negative financial impacts affecting United States corporations operating on a global basis as a result of tax reform or changes to existing trade agreements or tax conventions, or inflation, could adversely impact our business in a number of ways, including longer sales cycles, lower prices for our products, reduced licensing renewals, customer disruption or foreign currency fluctuations.

In addition, the global macroeconomic environment could be negatively affected by, among other things, the COVID-19 pandemic or other epidemics, instability in global economic markets, increased U.S. trade tariffs and trade disputes with other countries, instability in the global credit markets, supply chain weaknesses, instability in the geopolitical environment as a result of the withdrawal of the United Kingdom from the European Union, the Russian invasion of Ukraine and the resulting prolonged conflict and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets.

If we are unable to geographically expand our branded and private label products, our growth will be impeded which could result in reduced sales and profitability. Our business strategy emphasizes, among other things, geographic expansion of our branded and private label products as opportunities arise. We may not be able to implement successfully this portion of our business strategy. Our ability to implement this portion of our business strategy is dependent on our ability to:

● market our products on a national scale;

● increase our brand recognition on a national scale;

● enter into distribution and other strategic arrangements with third party retailers; and

● manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our distribution channels.

Our sales and profitability may be adversely affected if we fail to successfully expand the geographic distribution of our branded and private label products. In addition, our expenses could increase and our profits could decrease as we implement our growth strategy.

If our hedging policy is not effective, we may not be able to control our coffee costs, we may be forced to pay greater than market value for green coffee and our profitability may be reduced. The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. We have used and expect to continue to use to a lesser extent short-term coffee futures and options contracts for the purpose of hedging the effects of changing green coffee prices. In addition, we have acquired and expect to continue to acquire to a lesser extent futures contracts with longer terms, generally three to four months, for the purpose of guaranteeing an adequate supply of green coffee. Realized and unrealized gains or losses on options and futures contracts are reflected in our cost of sales. Gains on options and futures contracts reduce our cost of sales and losses on options and futures contracts increase our cost of sales.

The use of these derivative financial instruments has generally enabled us to mitigate the effect of changing prices. However, no strategy can entirely eliminate pricing risks and we generally remain exposed to losses on futures contracts when prices decline significantly in a short period of time, and we would generally remain exposed to supply risk in the event of non-performance by the counterparties in any one of our physical contracts. Historically, we generally have been able to pass green coffee price increases through to customers, thereby maintaining our gross profits, however, we may not be able to pass price increases through to our customers in the future. Failure to properly design and implement an effective hedging strategy may materially adversely affect our business and operating results. If the hedges that we enter do not adequately offset the risks of coffee bean price volatility or our hedging results in losses, our cost of sales may increase, resulting in a decrease in profitability or an increase in losses. Although we have had net gains on options and futures contracts in the past, we have incurred losses on options and futures contracts during some reporting periods. In these cases, our cost of sales has increased, resulting in a decrease in our profitability or an increase in losses. Such losses have and could in the future materially increase our cost of sales and materially decrease our profitability or increase losses and adversely affect our stock price.

Any inability to successfully implement our strategy of growth through selective acquisitions, licensing arrangements and other strategic alliances, including joint ventures, could materially affect our revenues and profitability. Part of our growth strategy utilizes the selective acquisition of coffee companies, the selective acquisition or licensing of additional coffee brands and other strategic alliances including joint ventures, presents risks that could result in increased expenditures and could materially adversely affect our revenues and profitability, including:

- such acquisitions, licensing arrangements or other strategic alliances may divert our management's attention from our existing operations;

- we may not be able to successfully integrate any acquired coffee companies or new coffee brands into our existing business;

- we may not be able to manage the contingent risks associated with the past operations of, and other unanticipated problems arising in, any acquired coffee company; and

- we may not be able to control unanticipated costs associated with such acquisitions, licensing arrangements or strategic alliances.

In addition, any such acquisitions, licensing arrangements or strategic alliances may result in:

- potentially dilutive issuances of our equity securities;

- the incurrence of additional debt;

- restructuring charges; and

- the recognition of significant charges for depreciation and amortization related to intangible assets.

As has been our practice in the past, we will continuously evaluate any such acquisitions, licensing opportunities or strategic alliances as they arise. However, we have not reached any new agreements or arrangements with respect to any such acquisition, licensing opportunity or strategic alliance (other than those described herein) at this time and we may not be able to consummate any acquisitions, licensing arrangements or strategic alliances on terms favorable to us or at all. The failure to consummate any such acquisitions, licensing arrangements or strategic alliances may reduce our growth and expansion. In addition, if these acquisitions, licensing opportunities or strategic alliances are not successful, our earnings could be materially adversely affected by increased expenses and decreased revenues.

Our revenues and profitability could be adversely affected if our joint ventures or acquisitions are not successful. We have historically utilized joint ventures and acquisitions to grow our business and we intend to continue to seek opportunities for new joint ventures and acquisitions that will be complimentary to our business. While we believe that our joint ventures will be successful, losses in our joint ventures or any future joint ventures would hurt our profitability. In addition, we generally will not be in a position to exercise sole decision-making authority regarding our joint ventures. Investments in joint ventures may under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of the required capital contributions. Joint venture partners may have business interests, strategies or goals that are inconsistent with our business interests, strategies or goals and may be, in cases where we have a minority interest, in a position to take actions contrary to our policies, strategies or objectives. Any disputes that may arise between us and our joint venture partners may result in litigation or arbitration that could increase our expenses and could prevent our officers and/or directors from focusing their time and effort exclusively on our business strategies. In addition, we may in certain circumstances be liable for the actions of our third-party joint venture partners.

Acquisitions including strategic investments or alliances entail numerous risks, which may include:

- difficulties in integrating acquired operations or products, including the loss of key employees from, or customers of, acquired businesses;

- diversion of management's attention from our existing businesses;

- adverse effects on existing business relationships with suppliers and customers;

- adverse impacts of margin and product cost structures different from those of our current mix of business; and

- risks of entering distribution channels, categories or markets in which we have limited or no prior experience.

Our failure to successfully complete the integration of any acquired business, and any adverse consequences associated with our acquisition activities, could have a material adverse effect on our business, financial condition and operating results.

The loss of any of our key customers, could negatively affect our revenues and decrease our earnings. No one customer accounted for greater than 10% of our net sales during our 2023 fiscal year. We generally do not enter long-term contracts with most of our customers. Accordingly, some of our customers can stop purchasing our products at any time without penalty and are free to purchase products from our competitors. The loss of, or reduction in sales to any of our other customers to which we sell a significant amount of our products or any material adverse change in the financial condition of such customers would negatively affect our revenues and decrease our earnings.

If we lose our key personnel, including Andrew Gordon and David Gordon, our revenues and profitability could suffer. Our success depends to a large degree upon the services of Andrew Gordon, our President, Chief Executive Officer, Chief Financial Officer and Treasurer, and David Gordon, our Executive Vice President – Operations and Secretary. We also depend to a large degree on the expertise of our coffee roasters. We do not have employment contracts with our coffee roasters. Our ability to source and purchase a sufficient supply of high quality coffee beans and to roast coffee beans consistent with our quality standards could suffer if we lose the services of any of these individuals. As a result, our business and operating results would be adversely affected. We may not be successful in obtaining and retaining a replacement for either Andrew Gordon or David Gordon if they elect to stop working for us. In addition, we do not have key-person insurance on the lives of Andrew Gordon or David Gordon.

If our indefinitely lived intangible assets or amortizable intangible assets become impaired, then we could be required to record a significant charge to earnings. GAAP requires us to test indefinite lived intangible asset impairment at least annually. In addition, we review our indefinitely lived intangible assets and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our indefinite lived intangible assets or amortizable intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows, and slower growth rates in our industry. Depending on the results of our review, we could be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our indefinite lived intangible assets or amortizable intangible assets were determined, negatively impacting our results of operations.

Our indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns. From time to time, we utilize borrowings under our credit facility in connection with operations. The line is coming due at June 30, 2024. There is no assurance that it will be renewed. Outstanding debt could have important negative consequences to the holders of our securities, including the following:

- general domestic and global economic conditions;

- a portion of our cash flow from operations will be needed to pay debt service and will not be available to fund future operations;

- we have increased vulnerability to adverse general economic and coffee industry conditions;

- we may be vulnerable to higher interest rates because interest expense on borrowings under our revolving line of credit is based on variable rates; and

- we may be subject to covenants that could restrict our operations.

Our ability to make payments on our indebtedness and to fund our operations depends on our ability to generate cash in the future. Our future operating performance is subject to market conditions and business factors that are beyond our control. If we are unable to make payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt.

Our credit facility contains covenants that place annual restrictions on our operations, including covenants relating to fixed charge coverage ratio, debt to tangible net worth and net worth. The Company as of October 31, 2023 has failed to comply with one of these covenants and resulted in an event of default under the loan agreement. The lender has various defenses that it can apply against the Company, which includes up to and calling the line of credit. There is no guarantee that the lender will not issue a waiver or not call the line of credit.

There is substantial doubt about our ability to continue as a going concern. The Company's line of credit is maturing on June 30, 2024 and in addition there are certain financial covenants that the Company are in violation with the lender. The Company has not received a waiver from the lender. The lender has reserved its right to exercise its rights and remedies at any time at its sole discretion. The uncertainties surrounding the ability to receive a waiver and extending its line of credit when it becomes due raise substantial doubt as to whether existing cash and cash equivalents will be sufficient to meet its obligations as they become due within twelve months from the date the consolidated financial statements were issued. Our audited consolidated financial statements do not include any adjustments for the recovery and classification of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. If we are unable to continue as a going concern, our shareholders would likely lose some or all of their investment in our securities.

There can be no assurance that we will be able to extend our line of credit or complete any financing transaction in a timely manner or on acceptable terms or otherwise. If we are not successful to extend our line of credit or to raise additional cash, we may be forced to suspend or curtail planned programs, or cease operations altogether.

If we fail to promote, enhance and maintain our brands, the value of our brands could decrease and our revenues and profitability could be adversely affected. We believe that promoting and enhancing our brands is critical to our success. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase awareness of our brands or protect the value of our brands. If we are unable to achieve these goals, our revenues and ability to implement our business strategy could be adversely affected.

Our success in promoting and enhancing our brands will also depend on our ability to provide customers with high quality products and service. Although we take measures to ensure that we sell only fresh roasted coffee, we have no control over our roasted coffee products once they are purchased by our customers. Accordingly, wholesale customers may store our coffee for longer periods of time or resell our coffee without our consent, in each case, potentially affecting the quality of the coffee prepared from our products. Although we believe we are less susceptible to quality control problems than many of our competitors because our products are processed in-house under strict quality control guidelines which have been in place for more than 40 years, if consumers do not perceive our products and service to be of high quality, then the value of our brands may be diminished and, consequently, our operating results and ability to implement our business strategy may be adversely affected.

Our roasting methods are not proprietary, so competitors may be able to duplicate them, which could harm our competitive position. If our competitive position is weakened, our revenues and profitability could be materially adversely affected. We consider our roasting methods essential to the flavor and richness of our roasted coffee and, therefore, essential to our brands of coffee. Because we do not hold any patents for our roasting methods, it may be difficult for us to prevent competitors from copying our roasting methods if such methods become known. If our competitors copy our roasting methods, the value of our coffee brands may be diminished, and we may lose customers to our competitors. In addition, competitors may be able to develop roasting methods that are more advanced than our roasting methods, which may also harm our competitive position.

The success of our brand also depends in part on our intellectual property. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar rights to protect our intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business. We may become engaged in litigation to protect our intellectual property, which could result in substantial costs to us as well as diversion of management attention.

Since we rely heavily on common carriers to ship our coffee on a daily basis, any disruption in their services or increase in shipping costs could adversely affect our relationship with our customers, which could result in reduced revenues, increased operating expenses, a loss of customers or reduced profitability. We rely on a number of common carriers to deliver coffee to our customers and to deliver coffee beans to us. We have no control over these common carriers and the services provided by them may be interrupted as a result of labor shortages, contract disputes and other factors. If we experience an interruption in these services, we may be unable to ship our coffee in a timely manner, which could reduce our revenues and adversely affect our relationship with our customers. In addition, a delay in shipping could require us to contract with alternative, and possibly more expensive, common carriers and could cause orders to be cancelled or receipt of goods to be refused. Any significant increase in shipping costs could lower our profit margins or force us to raise prices, which could cause our revenue and profits to suffer.

If there was a significant interruption in the operation of our Colorado or Massachusetts facilities, we may not have the capacity to service all of our customers and we may not be able to service our customers in a timely manner, thereby reducing our revenues and earnings. We are dependent on the continued operations of our Colorado and Massachusetts coffee roasting and distribution facilities. Our ability to maintain our computer and telecommunications equipment in effective working order and to protect against damage from fire, natural disaster, power loss, telecommunications failure or similar events. In addition, growth of our customer base may strain or exceed the capacity of our systems and lead to degradations in performance or systems failure. Although we continually review and consider upgrades to our order fulfillment infrastructure and provide for system redundancies to limit the likelihood of systems overload or failure, substantial damage to our systems or a systems failure that causes interruptions for a number of days could adversely affect our business. Additionally, if we are unsuccessful in updating and expanding our order fulfillment infrastructure, our ability to grow may be constrained. As a result, our revenues and earnings could be materially adversely affected.

There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm our company. We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Moreover, we do not expect that disclosure controls or internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to detect or prevent error or fraud could materially adversely impact us.

Our remediation efforts may not enable us to avoid a material weakness in our internal control over financial reporting in the future. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on our stock price. During the years ended October 31, 2020, 2021 and 2022, we identified material weaknesses in our financial reporting, as set forth in Item 9A. Controls and Procedures. As of the date of this Annual Report, these material weaknesses have not been remediated.

The failure of our suppliers or customers to adhere to the quality standards that we set for our products could lead to investigations, litigation, write-offs, recalls or boycotts of our products, which could damage our reputation and our brand, increase our costs, and otherwise adversely affect our business. Unfavorable allegations, government investigations and legal actions surrounding our products and/or our business could harm our reputation, impair our ability to grow or sustain our business, and adversely affect our business, financial condition and operating results. We do not control the operations of our suppliers or customers and we cannot guarantee that our suppliers or customers will comply with applicable laws and regulations or operate in a legal, ethical and responsible manner. Additionally, it is possible that we may not be able to identify noncompliance by our suppliers or customers notwithstanding any precautionary measures we implement. Violation of applicable laws and regulations by our suppliers or customers, or their failure to operate in a legal, ethical or responsible manner, could expose us to legal risks, cause us to violate laws and regulations and reduce demand for our products if, as a result of such violation or failure, we attract negative publicity. In addition, the failure of our suppliers and customers to adhere to the quality standards that we set for our products could lead to government investigations, litigation, write-offs and recalls, which could damage our reputation and our brand, increase our costs, and otherwise adversely affect our business.

We rely on our reputation for offering great value, superior service and a broad assortment of high-quality, safe products. If we become subject to unfavorable allegations, government investigations or legal actions involving our products or us, such circumstances could harm our reputation and our brand and adversely affect our business, financial condition and operating results. If this negative impact is significant, our ability to grow or sustain our business could be jeopardized.

As disclosed further herein, we have been named as a defendant in one class action lawsuit, and we have agreed to indemnify a client named in another class action lawsuit, alleging that our products were mislabeled and thus violate consumer protection and false advertising statutes, among others. These lawsuits, which generally allege that our coffee products do not make the number of servings as stated on the label, are affecting the entire coffee industry and numerous similar lawsuits have been filed against numerous private label coffee manufacturers and retailers.

Negative publicity surrounding product matters, including publicity about other retailers, may harm our reputation and affect the demand for our products. In addition, if more stringent laws or regulations are adopted in the future, we may have difficulty complying with the new requirements imposed by such laws and regulations, and in turn, our business, financial condition, and operating results could be adversely affected. Moreover, regardless of whether any such changes are adopted, we may become subject to claims or governmental investigations alleging violations of applicable laws and regulations. Any such matter may subject us to fines, penalties, and/or litigation. Any one of these results could negatively affect our business, financial condition, and operating results and impair our ability to grow or sustain our business.

Risks related to the coffee industry

Increases in the cost of high quality Arabica or Robusta coffee beans could reduce our gross margin and profit. Green coffee is our largest single cost of sales. Coffee is a traded commodity and, in general, its price can fluctuate depending on:

- outside speculative influences such as indexed and algorithmic commodity funds;

- weather patterns in coffee-producing countries;

- economic and political conditions affecting coffee-producing countries, including acts of terrorism in such countries;

- foreign currency fluctuations;

- disruptions in our supply chain; and

- trade regulations and restrictions between coffee-producing countries and the United States.

If the cost of wholesale green coffee increases due to any of these factors, our margins could decrease and our profitability could suffer accordingly. It is expected that coffee prices will remain volatile in the coming years. Although we have historically attempted to raise the selling prices of our products in response to increases in the price of wholesale green coffee, when wholesale green coffee prices increase rapidly or to significantly higher than normal levels, we are not always able to pass the price increases through to our customers on a timely basis, if at all, which adversely affects our operating margins and cash flow. We may not be able to recover any future increases in the cost of wholesale green coffee. Even if we are able to recover future increases, our operating margins and results of operations may still be materially and adversely affected by time delays in the implementation of price increases.

Disruptions in the supply of green coffee could result in a deterioration of our relationship with our customers, decreased revenues or could impair our ability to grow our business. Green coffee is a commodity and its supply is subject to volatility beyond our control. Supply is affected by many factors in the coffee growing countries including weather, pest damage, economic conditions, acts of terrorism, as well as efforts by coffee growers to expand or form cartels or associations. In addition, the political situation in many of the Arabica coffee growing regions, including Africa, Indonesia, and Central and South America, can be unstable, and such instability could affect our ability to purchase coffee from those regions. If Arabica coffee beans from a region become unavailable or prohibitively expensive, we could be forced to discontinue particular coffee types and blends or substitute coffee beans from other regions in our blends. Frequent substitutions and changes in our coffee product lines could lead to cost increases, customer alienation and fluctuations in our gross margins.

Some of the Arabica coffee beans of the quality we purchase do not trade directly on the commodity markets. Rather, we purchase the high-end Arabica coffee beans that we use on a negotiated basis. We depend on our relationships with coffee brokers, exporters and growers for the supply of our primary raw material, high quality Arabica coffee beans. If any of our relationships with coffee brokers, exporters or growers deteriorate, we may be unable to procure a sufficient quantity of high quality coffee beans at prices acceptable to us or at all. In such case, we may not be able to fulfill the demand of our existing customers, supply new retail stores or expand other channels of distribution. A raw material shortage could result in a deterioration of our relationship with our customers, decreased revenues or could impair our ability to expand our business.

Increases in shipping costs, long lead times, supply shortages, and supply changes could disrupt our supply chain and factors such as wage rate increases and inflation can have a material adverse effect on our business, financial condition, and operating results. We may experience supply delays and shortages due to a variety of macroeconomic factors, including disruptions on the global supply chain.. We have been able to make alternative delivery arrangements for limited quantities of goods, at increased cost.

While we have not yet experienced material shortages in supply as a result of these disruptions and our alternative delivery arrangements, if they were to be prolonged or expanded in scope, there could be resulting supply shortages that could impact our ability to deliver our products to our customers. Accordingly, such supply shortages and delivery limitations could have and material adverse effect on our business, financial condition, results of operations, and cash flows.

Furthermore, increases in compensation, wage pressure, and other expenses for our employees and the employees of our suppliers, may adversely affect our profitability. These cost increases may be the result of inflationary pressures that could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices and lease and utility costs, may increase our cost of products sold or selling, general, and administrative expenses. Our competitive price model and pricing pressures in the industry may inhibit our ability to reflect these increased costs in the prices of our products, in which case such increased costs could have a material adverse effect on our business, financial condition, and results of operations.

Increased severe weather patterns may increase commodity costs, damage our facilities and disrupt our production capabilities and supply chain. There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere have caused and will continue to cause significant changes in weather patterns around the globe and an increase in the frequency and severity of extreme weather events. Major weather phenomena are dramatically affecting coffee growing countries. The wet and dry seasons are becoming unpredictable in timing and duration, causing improper development of the coffee cherries. Decreased agricultural productivity in certain regions as a result of changing weather patterns may affect the quality, limit the availability or increase the cost of key agricultural commodities, which are important ingredients for our business. Increased frequency or duration of extreme weather conditions could damage our facilities, impair production capabilities, disrupt our supply chain or impact demand for our products. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

The coffee industry is highly competitive and if we cannot compete successfully, we may lose our customers or experience reduced sales and profitability. The coffee markets in which we do business are highly competitive and competition in these markets could become increasingly more intense due to the increasing popularity and growth of the coffee industry. The industry in which we compete is particularly sensitive to price pressure, as well as quality, reputation and viability for wholesale and brand loyalty for retail. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. Our private label and branded coffee products compete with other manufacturers of private label coffee and branded coffees. These competitors, such as Kraft Foods, Inc. (owner of the Maxwell House brand), and J.M. Smucker Co. (owner of the Folgers and Café Bustelo brands), have much greater financial, marketing, distribution, management and other resources than we do for marketing, promotions and geographic and market expansion. In addition, there are a growing number of specialty coffee companies who provide specialty green coffee and roasted coffee for retail sale. If we are unable to compete successfully against existing and new competitors, we may lose our customers or experience reduced sales and profitability.

Besides coffee, we face exposure to other commodity cost fluctuations, which could impair our profitability. In addition to the increase in coffee costs discussed in the risk factor above, we are exposed to cost fluctuation in other commodities, including, in particular, steel, natural gas and gasoline. In addition, an increase in the cost of fuel could indirectly lead to higher electricity costs, transportation costs and other commodity costs. Much like coffee costs, the costs of these commodities depend on various factors beyond our control, including economic and political conditions, foreign currency fluctuations, and global weather patterns. To the extent we are unable to pass along such costs to our customers through price increases, our margins and profitability will decrease.

Adverse public or medical opinion about caffeine may harm our business. Coffee contains caffeine and other active compounds, the health effects of some of which are not fully understood. A number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in coffee could significantly reduce the demand for coffee, which could harm our business and reduce our sales and profits. In addition, we could become subject to litigation relating to the existence of such compounds in our coffee; litigation that could be costly and could divert management attention.

Risks related to our common stock

Our operating results may fluctuate significantly, which makes our results of operations difficult to predict and could cause our results of operations to fall short of expectations. Our operating results may fluctuate from quarter to quarter and year to year as a result of a number of factors, many of which are outside of our control. These fluctuations could be caused by a number of factors including:

- fluctuations in purchase prices and supply of green coffee;

- fluctuations in the selling prices of our products;

- the level of marketing and pricing competition from existing or new competitors in the coffee industry;

- the success of our hedging strategy;

- our ability to retain existing customers and attract new customers; and

- our ability to manage inventory and fulfillment operations and maintain gross margins.

As a result of the foregoing, period-to-period comparisons of our operating results may not necessarily be meaningful and those comparisons should not be relied upon as indicators of future performance. Accordingly, our operating results in future quarters may be below market expectations. In this event, the price of our common stock may decline.

The Gordon family has the ability to influence action requiring stockholder approval. Members of the Gordon family, including Andrew Gordon, our President, Chief Executive Officer, Chief Financial Officer and Treasurer, and David Gordon, our Executive Vice President and Secretary, own, in the aggregate, approximately 21.2% of our outstanding shares of common stock. As a result, the Gordon family is able to influence the actions that require stockholder approval, including:

- the election of a majority of our directors;

- the amendment of our charter documents; and

- the approval of mergers, sales of assets or other corporate transactions or matters submitted for stockholder approval.

As a result, our other stockholders may have reduced influence over matters submitted for stockholder approval. In addition, the Gordon family's influence could preclude any unsolicited acquisition of us and consequently materially adversely affect the price of our common stock.

The market price of our common stock has been volatile over the year and may continue to be volatile. The market price and trading volume of our common stock has been volatile over the past year and it may continue to be volatile. Over the past fiscal year, our common stock has traded as low as $0.67 and as high as $2.78 per share. We cannot predict the price at which our common stock will trade in the future and it may decline. The price at which our common stock trades may fluctuate significantly and may be influenced by many factors, including our financial results, developments generally affecting the coffee industry, general economic, industry and market conditions, the depth and liquidity of the market for our common stock, fluctuations in coffee prices, investor perceptions of our business, reports by industry analysts, negative announcements by our customers, competitors or suppliers regarding their own performances, and the impact of other "Risk Factors" discussed in this Annual Report.

Provisions in our articles of incorporation, bylaws and of Nevada law have anti-takeover effects that could prevent a change in control that could be beneficial to our stockholders, which could depress the market price of shares of our common stock. Our articles of incorporation, bylaws and Nevada corporate law contain provisions that could delay, defer or prevent a change in control of us or our management that could be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for shares of our common stock. These provisions:

- provide that directors may only be removed upon a vote of at least eighty percent of the shares outstanding;

- establish advance notice requirements for nominating directors and proposing matters to be voted on by shareholders at shareholder meetings;

- limit the right of our stockholders to call a special meeting of stockholders;

- authorize our board of directors to issue preferred stock and to determine the rights and preferences of those shares, which would be senior to our common stock, without prior stockholder approval;

- require amendments to our articles of incorporation to be approved by the holders of at least eighty percent of our outstanding shares of common stock;

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors; and

- provide a prohibition on stockholder action by written consent, thereby only permitting stockholder action to be taken at an annual or special meeting of our stockholders.

We are also subject to certain anti-takeover provisions under Nevada law. Under Nevada law, a corporation may not, in general, engage in a business combination with any "interested stockholder" for two (2) years after the date the person first became an interested stockholder, unless the combination meets all of the requirements of our articles of incorporation and (i) the purchase of shares by the interested stockholder is approved by our board of directors before that date or (ii) the combination is approved by our board of directors and, at or after that time, the combination is approved at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of the holders of stock representing at least sixty percent (60%) of our outstanding voting power not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

Risks Related to the Merger

Completion of the Merger is subject to a number of conditions and if these conditions are not satisfied or waived, such transactions will not be completed.

Our obligation and the obligation of Delta to complete the Merger are subject to satisfaction or waiver of a number of conditions, including, among others:

- approval of the Merger by our stockholders;

- absence of injunctions or certain legal impediments;

- approval for the listing on NASDAQ of Pubco's ordinary shares to be issued in the Merger; and

- accuracy of the representations and warranties of each of the parties, subject to certain materiality thresholds.

There can be no assurance that the conditions to closing set forth in the Merger Agreement will be satisfied or waived or that the Merger itself will be completed.

Failure to complete the Merger could negatively impact our stock price, future business or operations.

If the Merger is not completed, JVA and Delta may be subject to a number of material risks, including the following:

- we may be required under certain circumstances to pay Delta a termination fee;

- the price of our common stock may decline to the extent that the relevant current market price reflects a market assumption that the Merger will be completed;

- costs related to the Merger, such as legal, accounting, certain financial advisory and financial printing fees, must be paid even if the Merger is not completed.

Further, if the Merger is terminated and either company's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner on terms as attractive as those provided for in the Merger Agreement. In addition, while the Merger Agreement is in effect and subject to very narrowly defined exceptions, we are prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, other than with Delta.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Not applicable.

ITEM 2.   PROPERTIES

We are headquartered at 3475 Victory Boulevard, Staten Island, New York, where we lease office and warehouse space. We pay annual rent ranging from $182,749 to $297,864 under the terms of the lease, which expires on September 30, 2036.

We lease production, warehouse and office space in North Arlington, MA. We pay annual rent of $168,288 under the terms of a lease, which expires in May 2028.

We own a 50,000 square foot facility located at 27700 Frontage Road in La Junta, Colorado.

We also use a variety of independent, bonded commercial warehouses to store our green coffee beans. Our management believes that our facilities are adequate for our current operations and for our contemplated operations in the foreseeable future.

ITEM 3.   LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

<center>**PART II**</center>

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Capital Market under the symbol "JVA." We do not currently pay cash dividends on our common stock. Our board of directors does not have any intention of paying a dividend in the future.

As of January, 15 2024, we had 170 holders of record.

ITEM 6.   SELECTED FINANCIAL DATA

Reserved.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note on Forward-Looking Statements

Some of the matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Business," "Risk Factors" and elsewhere in this annual report include forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements upon information available to management as of the date of this Form 10-K and management's expectations and projections about future events, including, among other things:

- our dependency on a single commodity could affect our revenues and profitability;
- our success in expanding our market presence in new geographic regions;
- the effectiveness of our hedging policy may impact our profitability;
- the success of our joint ventures;
- our success in implementing our business strategy or introducing new products;
- our ability to attract and retain customers;
- our ability to obtain additional financing;
- our ability to comply with the restrictive covenants we are subject to under our current financing;
- the effects of competition from other coffee manufacturers and other beverage alternatives;
- the impact to the operations of our Colorado facility;
- general economic conditions and conditions which affect the market for coffee;
- the macro global economic environment;
- our ability to maintain and develop our brand recognition;
- the impact of rapid or persistent fluctuations in the price of coffee beans;
- fluctuations in the supply of coffee beans;
- the volatility of our common stock; and
- other risks which we identify in future filings with the Securities and Exchange Commission (the "SEC").

In some cases, you can identify forward-looking statements by terminology such as "may," "should," "could," "predict," "potential," "continue," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate" and similar expressions (or the negative of such expressions). Any or all of our forward looking statements in this annual report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. In addition, we undertake no responsibility to update any forward-looking statement to reflect events or circumstances, that occur after the date of this annual report.

Overview

We are an integrated wholesale coffee roaster and dealer in the United States and one of the few coffee companies that offers a broad array of coffee products across the entire spectrum of consumer tastes, preferences and price points. As a result, we believe that we are well-positioned to increase our profitability and endure potential coffee price volatility throughout varying cycles of the coffee market and economic conditions.

Our operations have primarily focused on the following areas of the coffee industry:

- the sale of wholesale specialty green coffee;
- the roasting, blending, packaging and sale of private label coffee; and
- the roasting, blending, packaging and sale of our eight brands of coffee; and sales of our tabletop coffee roasting equipment.

Our operating results are affected by a number of factors including:

- the level of marketing and pricing competition from existing or new competitors in the coffee industry;
- our ability to retain existing customers and attract new customers;
- our hedging policy;
- fluctuations in purchase prices and supply of green coffee and in the selling prices of our products; and
- our ability to manage inventory and fulfillment operations and maintain gross margins.

Our net sales are driven primarily by the success of our sales and marketing efforts and our ability to retain existing customers and attract new customers. For this reason, we have made, and will continue to evaluate, strategic decisions to invest in measures that are expected to increase net sales. These transactions include our acquisition of Premier Roasters, LLC, including equipment and a roasting facility in La Junta, Colorado, the addition of a west coast sales manager to increase sales of our private label and branded coffees to new customers and the transaction with OPTCO. On June 29, 2016, we purchased substantially all the assets, including equipment, inventory, customer lists and relationships of Coffee Kinetics, LLC., a Washington limited liability company. On February 24, 2017, we acquired 100% of the capital stock of Comfort Foods, Inc. ("CFI"), a Massachusetts based medium sized coffee roaster, manufacturing both branded and private label coffee for retail and foodservice customers. In April 2018, Generations Coffee Company, the entity formed as a result of our joint venture with Caruso's Coffee, Inc., purchased substantially all the assets of Steep & Brew, Inc. As of the fiscal period ending January 31, 2022, we agreed with Generations to no longer move forward with this joint venture.

Our net sales are affected by the price of green coffee. We purchase our green coffee from dealers located primarily within the United States. The dealers supply us with coffee beans from many countries, including Colombia, Mexico, Kenya, Indonesia, Brazil and Uganda. The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. For example, in Brazil, which produces approximately 40% of the world's green coffee, the coffee crops are historically susceptible to frost in June and July and drought in September, October and November. However, because we purchase coffee from a number of countries and are able to freely substitute one country's coffee for another in our products, price fluctuations in one country generally have not had a material impact on the price we pay for coffee. Accordingly, price fluctuations in one country generally have not had a material effect on our results of operations, liquidity and capital resources. Historically, because we generally have been able to pass green coffee price increases through to customers, increased prices of green coffee generally result in increased net sales, irrespective of sales volume.

The supply and price of coffee beans are subject to volatility and are influenced by numerous factors which are beyond our control. Historically, we have used, and intend to continue to use in a limited capacity, short-term coffee futures and options contracts primarily for the purpose of partially hedging the effects of changing green coffee prices, as further explained in Note 2 of the Notes to the Consolidated Financial Statements in this Report. In addition, we acquired, and expect to continue to acquire, futures contracts with longer terms, generally three to four months, primarily for the purpose of guaranteeing an adequate supply of green coffee. Realized and unrealized gains or losses on options and futures contracts are reflected in our cost of sales. Gains on options and futures contracts reduce our cost of sales and losses on options and futures contracts increase our cost of sales. The use of these derivative financial instruments has generally enabled us to mitigate the effect of changing prices. We believe that, in normal economic times, our hedging policies remain a vital element to our business model not only in controlling our cost of sales, but also giving us the flexibility to obtain the inventory necessary to continue to grow our sales while trying to minimize margin compression during a time of historically high coffee prices. However, no strategy can entirely eliminate pricing risks and we generally remain exposed to losses on futures contracts when prices decline significantly in a short period of time, and we would generally remain exposed to supply risk in the event of non-performance by the counterparties to any of our futures contracts. Although we have had net gains on options and futures contracts in the past, we have incurred significant losses on options and futures contracts during some recent reporting periods. In these cases, our cost of sales has increased, resulting in a decrease in our profitability or increase our losses. Such losses have and could in the future materially increase our cost of sales and materially decrease our profitability and adversely affect our stock price. See "Item 1A – Risk Factors - If our hedging policy is not effective, we may not be able to control our coffee costs, we may be forced to pay greater than market value for green coffee and our profitability may be reduced." Failure to properly design and implement an effective hedging strategy may materially adversely affect our business and operating results. If the hedges that we enter do not adequately offset the risks of coffee bean price volatility or our hedges result in losses, our cost of sales may increase, resulting in a decrease in profitability or increased losses. As previously announced, as a result of the volatile nature of the commodities markets, we have and are continuing to scale back our use of hedging and short-term trading of coffee futures and options contracts, and intend to continue to use these practices in a limited capacity going forward.

Recent Events

On September 29, 2022, we entered into the Merger Agreement, Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into JVA, with JVA surviving as a direct, wholly-owned subsidiary of Pubco. As a result of the Merger, each issued and outstanding share of our common stock will be cancelled and converted for the right of the holder thereof to receive one Pubco Ordinary Share.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Our significant accounting policies are described in **Note 2 – Summary of Significant Accounting Policies** to our consolidated financial statements attached hereto. We believe the following critical accounting policies involve the most significant judgements and estimates used in the preparation of our consolidated financial statements.

We recognize revenue in accordance with the five-step model as prescribed by the Financial Accounting Standards Board ("FASB") Accounting Codification ("ASC") Topic 606 ("ASC 606") in which we evaluate the transfer of promised goods or services and recognizes revenue when our customer obtains control of promised goods or services in an amount that reflects the consideration which we expect to be entitled to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

We have intangible assets consisting of our customer lists and relationships and trademarks acquired from Comfort Foods, OPTCO and SONO. At October 31, 2023 our balance sheet reflected intangible assets as set forth below:

	October 31, 2023
Customer list and relationships, net	$ 184,750
Trademarks and tradenames	327,000
	$ 511,750

The trademarks which are deemed to have indefinite lives are subject to annual impairment tests. We assess the potential impairment of indefinite lived intangible assets annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Upon completion of such review, if impairment is found to have occurred, a corresponding charge will be recorded. The value assigned to the customer list and relationships is being amortized over a twenty year period and a recoverability test is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Because we are a single reporting unit, we used a hybrid approach to determine our fair market value, which included an income approach to conduct the annual impairment assessment. Indefinite lived intangible assets are tested annually at the end of each fiscal year to determine whether they have been impaired. Upon completion of each annual review, there can be no assurance that a material charge will not be recorded. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment or decline in value may have occurred.

RESULTS OF OPERATIONS

Year Ended October 31, 2023 (Fiscal Year 2023) Compared to the Year Ended October 31, 2022 (Fiscal Year 2022)

Net Sales. Net sales totaled $68,173,404 for the fiscal year ended October 31, 2023, an increase of $2,466,525, or 4%, from $65,706,879 for the fiscal year ended October 31, 2022. The increase in net sales was due to an increase of sales to our legacy customers along with incremental sales to several significant new customers during the second half of the year.

Cost of Sales. Cost of sales for the fiscal year ended October 31, 2023 was $57,214,382, or 84% of net sales, as compared to $54,692,933, or 83% of net sales, for the fiscal year ended October 31, 2022. Cost of sales consists primarily of the cost of green coffee and packaging materials and realized and unrealized gains or losses on hedging activity. For the fiscal year ended October 31, 2023, the net result of our hedging activities resulted in a gain of approximately $189,000, and for the fiscal year ended October 31, 2022, the net result of our hedging activities resulted in a loss of approximately $100,000. The increase in cost of sales was due to increased prices of green coffee, freight, salaries and packaging materials.

Gross Profit. Gross profit for the fiscal year ended October 31, 2023 was $10,959,022, a decrease of $54,924 from $11,013,946 for the fiscal year ended October 31, 2022. Gross profit as a percentage of net sales decreased to 16% for the fiscal year ended October 31, 2023 from 17% for the fiscal year ended October 31, 2022. The decrease in gross profit percentage was attributable to higher raw material costs.

Operating Expenses. Total operating expenses decreased by $4,862,129 to $12,290,717 for the fiscal year ended October 31, 2023 from $16,352,846 for the fiscal year ended October 31, 2022. Selling and administrative expenses decreased $2,108,250, to $11,680,782 for the fiscal year ended October 31, 2023 from $12,989,032 for the fiscal year ended October 31, 2022. Goodwill and other intangible impairment during fiscal year ended October 31, 2023 amounted to $0. A decrease of $2,769,552 as compared to fiscal year ended October 31, 2022. Operating expenses decreased primarily due to the termination of our Generations joint venture and no operating expenses for this joint venture for the year ended October 31, 2023 compared to the year ended October 31, 2022, partially offset by increase in various other categories.

Other Income (Expense). Other income for the fiscal year ended October 31, 2023 was $227,899, an increase of $485,649 from other expense of $258,750 for the fiscal year ended October 31, 2022. The increase in other income was attributable to an increase in other income of $634,181 due to an insurance claim and a $650,000 gain from the sale of an investment, an increase in interest income of $4,853, partially offset by an increase in interest expense of $338,308 and an increase in our loss from equity investments of $464,077.

Loss Before Provision For Income Taxes And Non-Controlling Interest In Subsidiary. We had a loss of $1,103,796 before income taxes and non-controlling interest in subsidiary for the fiscal year ended October 31, 2023 compared to a loss of $5,597,650 for the fiscal year ended October 31, 2022, resulting in a net change of $4,493,854 for the year ended October 31, 2023.

Income Taxes. Our benefit for income taxes for the fiscal year ended October 31, 2023 totaled $268,220 compared to a benefit of $995,793 for the fiscal year ended October 31, 2022. The change was attributable to the difference in the income for the year ended October 31, 2023 versus fiscal year ended October 31, 2022.

Net Loss. We had a net loss of $835,576 or $0.15 per share basic and diluted, for the fiscal year ended October 31, 2023 compared to a net loss of $3,744,785, or $0.66 per share basic and diluted for the fiscal year ended October 31, 2022. The decrease in net loss was due to our results as described above.

Liquidity and Capital Resources

As of October 31, 2023, we had working capital of $18,600,262, which represented a $6,661,962 decrease from our working capital of $25,262,224 as of October 31, 2022. Our working capital decrease was primarily due to decreases of $265,675 in inventory, $500,279 in prepaid and refundable taxes, $473,132 in due from broker, $18,374 in prepaid expenses and other current assets, increases of $1,391,578 in accounts payable and accrued expenses, $34,891 in lease liability – current portion and the inclusion of our line of credit of $9,620,000, partially offset by increases of $218,104 in cash, $3,316,559 in accounts receivable and decreases of $876,148 in cash overdraft and $1,231,156 in due to broker As of October 31, 2023, the outstanding balance on our line of credit was $9,620,000 compared to $8,314,000 as of October 31, 2022.

On April 25, 2017 we and OPTCO (together with us, collectively referred to herein as the "Borrowers") entered into an Amended and Restated Loan and Security Agreement (the "A&R Loan Agreement") and Amended and Restated Loan Facility (the "A&R Loan Facility") with Sterling National Bank ("Sterling"), which was later acquired by Webster Financial Corp. ("Webster"), which consolidated (i) the financing agreement between us and Sterling, dated February 17, 2009, as modified, (the "Company Financing Agreement") and (ii) the financing agreement between us, as guarantor, OPTCO and Sterling, dated March 10, 2015 (the "OPTCO Financing Agreement"), amongst other things.

On March 17, 2022, we reached an agreement for a new loan modification agreement and credit facility which extended the maturity date to June 29, 2022. All other terms of the A&R Loan Agreement and A&R Loan Facility remained the same.

On June 28, 2022, we reached an agreement for a new loan modification agreement and credit facility with Webster. The terms of the new agreement, among other things: (i) provided for a new maturity date of June 30, 2024, and (ii) changed the interest rate per annum to SOFR plus 1.75% (with such interest rate not to be lower than 3.50%). All other terms of the A&R Loan Agreement and A&R Loan Facility remained the same.

We are subject to certain covenants with respect to our credit agreement and we were not in compliance with the net profit and non-borrower affiliate covenants as of October 31, 2022. We requested a waiver from the lender and the waiver was granted and received on March 15, 2023. The lender also extended the due date of the October 31, 2022 financial statements until April 15, 2023. On March 15, 2023, the A&R Loan Agreement was also modified to, among other things: (i) provide for a requirement for subordination agreements if necessary, (ii) change the terms of transactions with affiliates from a dollar limitation to allowable in the ordinary course of business, and (iii) establish a new covenant for a fixed charge coverage ratio. As of October 31, 2023, we were not in compliance with the terms of the credit agreement. The Company has not received a waiver from the lender. The lender has reserved its right to exercise its rights and remedies at any time at its sole discretion. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Our audited consolidated financial statements do not include any adjustments for the recovery and classification of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. If we are unable to continue as a going concern, our shareholders would likely lose some or all their investment in our securities.

For the fiscal year ended October 31, 2023, our operating activities provided net cash of $652,083 as compared to the fiscal year ended October 31, 2022 when operating activities used net cash of $5,437,508. The increased cash flow from operations for the fiscal year ended October 31, 2023 was primarily due to our lower net loss.

For the fiscal year ended October 31, 2023, our investing activities used net cash of $857,760 as compared to the fiscal year ended October 31, 2022 when net cash used by investing activities was $1,059,205. The decrease in our uses of cash in investing activities was due to our decreased outlays for purchases of machinery and equipment during the fiscal year ended October 31, 2023.

For the fiscal year ended October 31, 2023 our financing activities provided net cash of $423,781 compared to net cash provided in financing activities of $5,316,311 for the fiscal year ended October 31, 2022. The change in cash flow from financing activities for the fiscal year ended October 31, 2023 was due to our decreased advances from our line of credit.

We expect to fund our operations, including paying our liabilities, funding capital expenditures and making required payments on our indebtedness, through October 31, 2024 with cash provided by operating activities and the use of our credit facility. In addition, an increase in eligible accounts receivable and inventory would permit us to make additional borrowings under our line of credit. We are in the process of renewing our credit facility.

We believe that if the Merger with Delta closes, the A&R Loan Agreement and A&R Loan Facility with Webster Bank will continue in the ordinary course.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See pages F-1 through F-22 following the Exhibit Index of this Annual Report on Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Management, which includes our President, Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based upon that evaluation, our President, Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective. We believe the financial information presented herein is materially correct and fairly presents the financial position and operating results of the fiscal year ended October 31, 2023 in accordance with U.S. GAAP.

Management Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities and Exchange Act of 1934 as a process designed by, or under the supervision of, our executive management and effected by our board of directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparations of financial statements for external purposes in accordance with U.S. GAAP. Based on this assessment, our management has determined that our internal control over financial reporting was not effective as of October 31, 2023 and the periods covered under this Annual Report on Form 10-K due to the material weaknesses described below. A material weakness is a control deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

During the year ended October 31, 2020, our controls were inadequate to prevent and detect misstatements of stock based compensation awards and quantities of inventory at one of our subsidiaries. Accordingly, management has determined that this control deficiency constituted a material weakness.

During the year ended October 31, 2021, we identified inappropriate system access controls over the financial reporting system. These controls were not designed to prevent or detect unauthorized changes to source information, or implement an appropriate level of segregation of duties. Accordingly, management has determined that this control deficiency constituted a material weakness.

Further, during the year ended October 31, 2021, we determined that we lacked adequate controls with respect to identifying and accounting for material contracts. This was evidenced by our failure to properly identify and account for a material lease amendment. Accordingly, management has determined that this was a control deficiency that constituted a material weakness.

Further, during the year ended October 31, 2021, we determined that we lacked adequate controls with respect to physical custody of certain hardware, electronic and hard copy records of Generations Coffee and its component operation known as Steep and Brew following the Company relocation or vacating of certain premises used in the operations of that business unit. Accordingly, management has determined that this is a control deficiency that constituted a material weakness.

Additionally, on January 24, 2023, we concluded, after discussion with management, that our financial statements inaccurately accounted for certain intercompany eliminations in our consolidated statements of operations for the fiscal year ended October 31, 2020. As a result, we determined that there was an overstatement of net sales and cost of sales in the consolidated statement of operations of approximately $8.3 million in our financial statements during the fiscal year ended October 31, 2020 which required a restatement of the previously issued financial statements for the fiscal year ended October 31, 2020. This was due to inadequate design and implementation of controls to evaluate and monitor the presentation and compliance with accounting principles generally accepted in the United States of America related to the statement of operations. Accordingly, management has determined that this control deficiency constituted a material weakness.

Further, during the year ended October 31, 2022, we concluded that we lacked adequate controls with respect to the preparation and review of journal entries and account reconciliations during the year-end financial statement closing process. Accordingly, management has determined that this control deficiency constituted a material weakness.

Further, during the year ended October 31, 2023, we concluded that we lacked adequate controls with respect to recording year end accruals for vendor liabilities and properly calculating required loan covenants. Accordingly, management has determined that this control deficiency constituted a material weakness.

Notwithstanding these material weaknesses, management has concluded that our audited financial statements included in the fiscal year 2023 form 10-K are fairly stated in all material respects in accordance with GAAP for each of the periods.

Remediation Plan for the Material Weakness

To remediate the material weaknesses identified above, we are initiating controls and procedures in order to:

- educating control owners concerning the principles and requirements of each control, with a focus on those related to user access to our financial reporting systems impacting financial reporting;
- developing and maintaining documentation to promote knowledge transfer upon personnel and function changes;
- developing enhanced controls and reviews related to our financial reporting systems;
- performing an in-depth analysis of who should have access to perform key functions within our financial reporting system that impact financial reporting and redesigning aspects of the system to better allow the access rights to be implemented;
- cross referencing analysis to be completed on a quarterly basis; and
- Implementing additional levels of internal review of financial statements and any adjustments made thereto.

The material weaknesses identified above will not be considered remediated until our remediation efforts have been fully implemented and we have concluded that these controls are operating effectively.

Management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control systems are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of internal control over financial reporting can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been or will be detected.

Changes in Control Over Financial Reporting. Based on the evaluation of our management and except as described above, we believe that there were no changes in our internal control over financial reporting that occurred during the quarter ended October 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to the Dodd-Frank Wall Street Protection Act that permits us to provide only management's report in this annual report.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information About our Board of Directors and Management

Name	Age[1]	Term Expires	Position(s) Held With Coffee Holding	Director Since
Andrew Gordon	62	2024	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director	1997
Daniel Dwyer	67	2024	Director	1998
Barry Knepper	73	2024	Director	2005
Gerard DeCapua	62	2025	Director	1997
George F. Thomas	75	2025	Director	2016
David Gordon	58	2026	Executive Vice President — Operations, Secretary and Director	1995
John Rotelli	65	2026	Director	2005

(1) As of September 20, 2023

The principal occupation and business experience of each director are set forth below. Unless otherwise indicated, each of the following persons has held his present position for at least the last five years.

Andrew Gordon has been the Chief Executive Officer, President, Treasurer and a director of Coffee Holding since 1997 and its Chief Financial Officer since November 2004. He is responsible for managing Coffee Holding's overall business and has worked for Coffee Holding for over 36 years, previously as a Vice President from 1993 to 1997. Mr. Gordon has worked in all capacities of Coffee Holding's business and serves as the direct contact with its major private label accounts. Mr. Gordon received his Bachelor of Business Administration degree from Emory University. He is the brother of David Gordon. Through his experience as President and Chief Executive Officer of the Company, as well as his over 35 years of service with the Company, Mr. Gordon has demonstrated the requisite qualifications and skills necessary to serve as an effective director. We believe Mr. Gordon's extensive experience with, and institutional knowledge of, Coffee Holding and the industry is an integral contribution to Coffee Holding's current successes and its ability to grow and flourish in the industry.

Daniel Dwyer has served as a director of Coffee Holding since 1998. Mr. Dwyer was the Chief Executive Officer at Rothfos Corporation, a green coffee bean supplier, and prior to that, had been a senior coffee trader at Rothfos, since 1995. Mr. Dwyer was responsible for our account with Rothfos. We believe that Mr. Dwyer's experience with the coffee industry will enable him to provide the Board with beneficial insight for Coffee Holding's business development and strategy.

Barry Knepper has served as a director of Coffee Holding since 2005. From July 2004 to the present, Mr. Knepper has been the President and Chief Executive Officer of CFO Business Solutions, a management consulting firm. Mr. Knepper was the Chief Financial Officer for TruFoods Corporation, a growth oriented franchise management company from April 2001 through June 2004. From January 2000 through March 2001, he was the Chief Financial Officer of Offline Entertainment, an early stage television and motion picture production company. From 1982 through 1999, he served as the Chief Financial Officer of Unitel Video, Inc., a formerly publicly-traded nationwide high tech service company in the television, film and new media fields. We believe that Mr. Knepper's diversified financial, accounting and business expertise provide him with the qualifications and skills to serve as a director.

Gerard DeCapua has served as a director of Coffee Holding since 1997. Mr. DeCapua has had his own law practice in Rockville Centre, New York since 1986. Mr. DeCapua received his law degree from Pace University. We believe that Mr. DeCapua's legal experience brings significant knowledge regarding the legal issues Coffee Holding faces and provide him with the skills and qualifications to serve as a director.

George F. Thomas has served as a director of Coffee Holding since February 2016. Mr. Thomas has over 38 years of domestic and international corporate business experience in top management positions. Since February 2007, Mr. Thomas has served as a Principal at Radix Consulting Corporation, a consulting firm which provides specialized advice in the field of electronic payments. From 1981 through 2007, Mr. Thomas served in a number of positions at The Clearing House Payments Company L.L.C., a limited liability company which operates electronic payment systems, including such positions as Executive Vice President of the Payments Services Division, President of the Electronic Payments Network, Senior Vice President of Business Development and Information Technology and Vice President of Technical Services and Systems Development. Since 2007, Mr. Thomas has served as a director of eGistics, Inc., a provider of cloud-based document and data management solutions which was acquired by Top Image Systems, Ltd. in 2014. We believe that Mr. Thomas' financial and business experience provide him with the qualifications and skills to serve as a director.

David Gordon has been the Executive Vice President — Operations, Secretary and a director of Coffee Holding since 1995. He is responsible for managing all aspects of Coffee Holding's roasting and blending operations, including quality control, and has worked for Coffee Holding for 39 years, previously as an Operating Manager from 1989 to 1995. He is a charter member of the Specialty Coffee Association of America, or SCAA. Mr. Gordon attended Baruch College in New York City. He is the brother of Andrew Gordon. Through his 38 years of service with the Company, Mr. Gordon has demonstrated the requisite qualifications and skills necessary to serve as an effective director. We believe Mr. Gordon's extensive institutional knowledge and leadership are invaluable to Coffee Holding's current and future successes. Mr. Gordon's leadership, as demonstrated by the launch of the Specialty Green segment of the business as well as the founding of the SCAA, is a valuable resource for Coffee Holding's business development and future strategy.

John Rotelli has served as a director of Coffee Holding since 2005. Mr. Rotelli has over 40 years of experience in the green coffee industry business consisting of procurement from growing countries, every aspect of traffic and warehousing, quality analysis, and knowledge of both suppliers and competitors. Mr. Rotelli is currently the Vice President of L.J. Cooper Company, one of the largest green coffee brokers and agents in North America. He is also a director of the Green Coffee Association. Mr. Rotelli's industry and business experience provides the Board with valuable expertise within the coffee industry as well as beneficial relationships that can help form new beneficial relationships for Coffee Holding.

Family Relationships

Andrew Gordon and David Gordon are brothers. Other than Messrs. Gordon, there are no family relationships among any of the directors or executive officers.

The Board oversees our business and monitors the performance of our management. In accordance with our corporate governance procedures, the Board does not involve itself in the day-to-day operations of Coffee Holding. Our executive officers and management oversee our day-to-day operations. Our directors fulfill their duties and responsibilities by attending meetings of the Board, which are usually held on a quarterly basis. Our directors also discuss business and other matters with other key executives and our principal external advisers (legal counsel, auditors, financial advisors and other consultants).

The Board held one meeting during the fiscal year ended October 31, 2023. Each director serving during the fiscal year ended October 31, 2023 attended at least 75 percent of the meetings of the Board, plus meetings of committees on which that particular director served during the fiscal year ended October 31, 2023.

Coffee Holding is committed to establishing and maintaining high standards of corporate governance. Our executive officers and the Board have worked together to construct a comprehensive set of corporate governance initiatives that we believe will serve the long-term interests of our stockholders and employees. We believe these initiatives comply fully with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives fully comply with the rules of the Nasdaq Stock Market LLC ("Nasdaq"). The Board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

Board Leadership Structure and Role in Risk Oversight

Andrew Gordon serves as both our principal executive officer and chairman at the pleasure of the Board. The directors have determined that Mr. Gordon's experience in our industry and in corporate transactions, and his personal commitment to Coffee Holding as an investor and employee, make him uniquely qualified to supervise our operations and to execute our business strategies. The Board is also cognizant of Coffee Holding's relatively small size compared to its publicly traded competitors. We do not have a lead independent director. Management's activities are monitored by standing committees of the Board, principally the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of these committees is comprised solely of independent directors. For these reasons, the Board deems this leadership structure appropriate for us.

Code of Ethics

The Board has adopted a Code of Conduct and Ethics that applies to each of our directors, officers and employees. The Code of Conduct and Ethics sets forth our policies and expectations on a number of topics, including:

- Acceptance of gifts;
- Financial responsibility regarding both personal and business affairs, including transactions with Coffee Holding;
- Personal conduct, including ethical behavior and outside employment and other activities;
- Affiliated transactions, including separate identities and usurpation of corporate opportunities;
- Preservation and accuracy of Coffee Holding's records;
- Compliance with laws, including insider trading compliance;
- Preservation of confidential information relating to our business and that of our clients;
- Conflicts of interest;
- The safeguarding and proper use of our assets and institutional property;
- Code administration and enforcement;
- Reporting, investigating and resolving of all code violations; and
- Code-related training, certification of compliance and maintenance of code-related records.

The Audit Committee of our Board reviews the Code of Conduct and Ethics on a regular basis, and will propose or adopt additions or amendments to the Code of Conduct and Ethics as appropriate. The Code of Conduct and Ethics is available on our website at www.coffeeholding.com under "Investor Relations - Corporate Governance." A copy of the Code of Conduct and Ethics may also be obtained free of charge by sending a written request to:

David Gordon, Secretary
Coffee Holding Co., Inc.
3475 Victory Boulevard
Staten Island, NY 10314

We intend to satisfy the disclosure requirement under Section 5.05(c) of Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website.

Independent Directors

Our Board currently consists of seven directors, four of whom our Board has determined are independent directors. The standards relied on by the Board in affirmatively determining whether a director is "independent," in compliance with Nasdaq's rules, are comprised of those objective standards set forth in the rules promulgated by Nasdaq. The Board is responsible for ensuring that independent directors do not have a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board has determined that Gerard DeCapua, Barry Knepper, John Rotelli and George F. Thomas, comprising a majority of the Board, are "independent" directors under Nasdaq's rules.

Nasdaq's rules, as well as SEC rules, impose additional independence requirements for all members of the Audit Committee. Specifically, in addition to the "independence" requirements discussed above, "independent" audit committee members must: (1) not accept, directly or indirectly, any consulting, advisory, or other compensatory fees from Coffee Holding or any subsidiary of Coffee Holding other than in the member's capacity as a member of the Board and any Board committee; (2) not be an affiliated person of Coffee Holding or any subsidiary of Coffee Holding; and (3) not have participated in the preparation of the financial statements of Coffee Holding or any current subsidiary of Coffee Holding at any time during the past three years. In addition, Nasdaq's rules require that all audit committee members be able to read and understand fundamental financial statements, including Coffee Holding's balance sheet, income statement, and cash flow statement. The Board believes that the current members of the Audit Committee meet these additional standards.

Furthermore, at least one member of the Audit Committee must be financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. Additionally, the SEC requires that Coffee Holding disclose whether the Audit Committee has, and will continue to have, at least one member who is a "financial expert." The Board has determined that Barry Knepper meets the SEC's definition of an audit committee financial expert.

Committees of the Board

The Board of Coffee Holding has established the following committees:

Audit Committee. The Audit Committee oversees and monitors our financial reporting process and internal control system, reviews and evaluates the audit performed by our registered independent public accountants and reports to the Board any substantive issues found during the audit. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of our registered independent public accountants. The Audit Committee reviews and approves all transactions with affiliated parties. The Board has adopted a written charter for the Audit Committee, which is available on our website at www.coffeeholding.com under "Investor Relations - Corporate Governance." All members of the Audit Committee are independent directors as defined under Nasdaq's listing standards. Gerard DeCapua, Barry Knepper and George F. Thomas serve as members of the Audit Committee with Barry Knepper serving as its chairman. The Board has determined that Barry Knepper qualifies as an audit committee financial expert as that term is defined by SEC regulations. The Audit Committee held five meetings during the fiscal year ended October 31, 2023, and acted by written consent on two occasions.

Compensation Committee. The Compensation Committee provides advice and makes recommendations to the Board in the areas of employee salaries, benefit programs and director compensation. The Compensation Committee also reviews the compensation of the President and Chief Executive Officer of Coffee Holding and makes recommendations in that regard to the Board as a whole. The Board has adopted a written charter for the Compensation Committee, which is available on our website at www.coffeeholding.com under "Investor Relations - Corporate Governance." All members of the Compensation Committee are independent directors as defined under Nasdaq's listing standards. Barry Knepper, John Rotelli and George F. Thomas serve as members of the Compensation Committee, with John Rotelli serving as its chairman. The Compensation Committee acted by written consent once during the fiscal year ended October 31, 2023.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee nominates individuals to be elected to the full Board by our stockholders. The Nominating and Corporate Governance Committee considers recommendations from stockholders if submitted in a timely manner in accordance with the procedures set forth in Article II, Section 11 of our Bylaws and applies the same criteria to all persons being considered. All members of the Nominating and Corporate Governance Committee are independent directors as defined under the Nasdaq listing standards. Gerard DeCapua, John Rotelli and George F. Thomas serve as members of the Nominating and Corporate Governance Committee, with Gerard DeCapua serving as its chairman. The Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website at www.coffeeholding.com under "Investor Relations – Corporate Governance." The Nominating and Corporate Governance Committee acted by written consent once during the fiscal year ended October 31, 2023.

There are no minimum qualifications that must be met by a Nominating and Corporate Governance Committee-recommended nominee. It is the policy of the Nominating and Corporate Governance Committee to recommend individuals as director nominees who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who will be most effective, in conjunction with the other members of the Board, in collectively serving the long-term interests of our stockholders.

Stockholder Communication with the Board of Directors and Attendance at Annual Meetings

The Board maintains a process for stockholders to communicate with the Board and its committees. Stockholders of Coffee Holding and other interested persons may communicate with the Board or the chairperson of the Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee by writing to the Secretary of Coffee Holding at 3475 Victory Boulevard, Staten Island, NY 10314. All communications that relate to matters that are within the scope of the responsibilities of the Board will be presented to the Board no later than the next regularly scheduled meeting. Communications that relate to matters that are within the responsibility of one of the Board committees will be forwarded to the chairperson of the appropriate committee. Communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities, such as customer complaints, will be forwarded to the appropriate officer. Solicitations, junk mail and obviously frivolous or inappropriate communications will not be forwarded, but will be made available to any director who wishes to review them.

Directors are expected to prepare themselves for and attend all Board meetings, the Annual Meeting of Stockholders and the meetings of the committees on which they serve, with the understanding that, on occasion, a director may be unable to attend a meeting. All of our directors who served as directors during the 2023 fiscal year attended the 2022 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The summary compensation table below summarizes information concerning compensation for the fiscal years ended October 31, 2023 and 2022 of the individuals who served as President, Chief Executive Officer, Chief Financial Officer and Treasurer (Andrew Gordon) and Executive Vice President — Operations and Secretary (David Gordon). We refer to these individuals as the "Named Executive Officers."

SUMMARY COMPENSATION TABLE

The following table sets forth information with respect to the compensation of our Named Executive Officers for services in all capacities to us and our subsidiaries.

Name and Principal Position	Year	Salary[(1)] ($)	Bonus ($)	Stock Option Awards ($)[(2)]	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings[(3)] ($)	All Other Compensation[(4)] ($)	Total ($)
Andrew Gordon,	2023	304,535	20,000	0	0	0	55,111	379,646
President, Chief Executive Officer, Chief Financial Officer and Treasurer	2022	323,863	0	0	0	0	59,371	383,234
David Gordon,								
Executive Vice President –	2023	270,400	15,000	0	0	0	73,138	358,538
Operations and Secretary	2022	270,400	0	0	0	0	84,218	354,618

(1) The figures shown represent amounts earned for the fiscal year, whether or not actually paid during such year.

(2) Stock option awards represent the grant date fair value of the awards pursuant to FASB ASC Topic 718, as described in Note 12 "Stockholders' Equity" in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended October 31, 2023.

(3) Includes the amount of interest accrued on defined contribution deferred compensation balances at a rate in excess of 120% of the applicable federal mid-term rate under section 1274(d) of the Internal Revenue Code of 1986 (the "Code") and dividends or dividend equivalents on balances denominated in Coffee Holding common stock in excess of the dividends paid to stockholders generally during the fiscal year.

(4) The Named Executive Officers participate in certain group life, health, disability insurance and medical reimbursement plans, not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms and operation. The figures shown for Andrew Gordon include $10,279 and $10,641 in employer contributions to the 401(k) plan for 2023 and 2022, respectively; life insurance premiums of $0 and $0 for 2023 and 2022, respectively, business car expenses of $22,227 and $24,460 for 2023 and 2022, respectively, and health insurance premiums of $22,605 and $24,270 for 2023 and 2022, respectively. The figures shown for David Gordon include $14,256 and $12,655 for a business car expenses in 2023 and 2022, respectively; $8,680 and $7,760 in employer contributions to the 401(k) plan for 2023 and 2022, respectively, life insurance premiums of $3,000 and $3,000 for 2023 and 2022, respectively, and health insurance premiums of $47,202 and $60,803 for 2023 and 2022, respectively.

Narrative to Summary Compensation Table

Overview

Our Compensation Committee has responsibility for establishing, implementing and monitoring adherence with our compensation philosophy. In that regard, the Compensation Committee provides advice and makes recommendations to the JVA Board in the areas of employee salaries and benefit programs. The Compensation Committee ensures that the total compensation paid to our executive leadership team is fair and reasonable. Generally, the types of compensation and benefits provided to members of the executive leadership team, including the Named Executive Officers, are similar to those provided to our other officers and employees.

Compensation Components

Our compensation program for Named Executive Officers consists generally of base salary and annual bonuses. These elements are intended to provide an overall compensation package that is commensurate with our financial resources, that is appropriate to assure the retention of experienced management personnel, and that aligns their financial interests with those of our stockholders. We pay our Named Executive Officers commensurate with their experience and responsibilities.

Base Salary. Each of our Named Executive Officers receives a base salary to compensate him for services performed during the year. The base salaries of our Named Executive Officers are established annually by the JVA Board upon recommendation by the Compensation Committee. When determining the base salary for each of our Named Executive Officers, the Compensation Committee considers the performance of the Named Executive Officer, the duties of the Named Executive Officer, the experience of the Named Executive Officer in his position and salary levels of the companies in our peer group. Salary levels are also intended to reflect our financial performance. We have entered into employment agreements with each of the Named Executive Officers that provide for minimum annual base salaries. The Named Executive Officers are eligible for annual increases in their base salaries as a result of company performance, individual performance and any added responsibility since their last salary increase.

Annual Bonus. Our Named Executive Officers are eligible to receive annual cash bonuses. These bonuses are intended to reward the achievement of corporate goals and individual performance objectives. The bonus levels are intended to be competitive with those typically paid by the companies in our peer group and commensurate with the Named Executive Officers' successful execution of duties and responsibilities.

Equity Compensation. At the 2013 Annual Meeting of Stockholders, our stockholders approved the 2013 Equity Compensation Plan. Through the 2013 Equity Compensation Plan, we provide our employees, including our Named Executive Officers, with equity incentives that help align their interests with those of our stockholders by tying the value delivered to our Named Executive Officers to the value of our shares of common stock. We also believe that stock option grants to our Named Executive Officers provide them with long-term incentives that will aid in retaining executive talent by providing opportunities to be compensated through the Company's performance and rewarding executives for creating shareholder value over the long-term.

During the years ended October 31, 2023, and October 31, 2022 we did not grant any stock option awards to the Named Executive Officers. During the year ended October 31, 2019, we granted stock option awards to the Named Executive Officers to purchase an aggregate of 630,000 shares of common stock at an exercise price of $5.43 per share. The stock options are fully vested.

Implementation for Fiscal Year 2023

For the 2023 fiscal year, Andrew Gordon received a base salary of $304,535 and an annual bonus of $20,000. David Gordon received a base salary of $270,400 and an annual bonus of $15,000.

As stated above, on April 18, 2019, Andrew Gordon was granted a stock option to purchase 349,000 shares of common stock, and David Gordon was granted a stock option to purchase 281,000 shares of common stock. The stock options have an exercise price of $5.43 and are completely vested.

Compensation Decision-Making Policies and Procedures

Decision-Making and Policy-Making. As a Nasdaq listed company, we must observe governance standards that require executive officer compensation decisions to be made by the independent director members of our Board or by a committee of independent directors. Consistent with these requirements, our Board has established a Compensation Committee all of whose members are independent directors.

The Compensation Committee provides advice and makes recommendations to our Board in the areas of employee salaries and benefit programs. Compensation may consist of three components: (1) base salary; (2) bonuses; and (3) long-term incentives (*e.g.,* deferred compensation and fringe benefits).

The Compensation Committee generally meets at least once each year or acts by written consent. It considers the expectations of the Chief Executive Officer with respect to his own compensation and his recommendations with respect to the compensation of more junior executive officers, as well as empirical data on compensation practices at peer group companies. The Compensation Committee does not delegate its duties to others.

Employment Agreements

We have entered into employment agreements with Andrew Gordon to secure his continued service as President, Chief Executive Officer, Chief Financial Officer and Treasurer and with David Gordon to secure his continued service as Executive Vice President — Operations and Secretary. These employment agreements have rolling five-year terms that began on May 6, 2005. These agreements may be converted to a fixed five-year term by the decision of our Board or the executive. These agreements provide for minimum annual salaries, discretionary cash bonuses, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. The employment agreements also guarantee customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and thereafter for so long as the executives are subject to liability for such service to the extent permissible by the Nevada Revised Statutes.

The terms of the employment agreements provide that each executive will be entitled to severance benefits if his employment is terminated without "cause" or if he resigns for "good reason" or following a "change in control" (as such terms will be defined in the employment agreements) equal to the value of the cash compensation and fringe benefits that he would have received if he had continued working for the remaining unexpired term of the agreement. The employment agreements also provide uninsured disability benefits. During the term of the employment agreements and, in case of discharge with "cause" or resignation without "good reason," for a period of one year thereafter, the executives are subject to (1) restrictions on competition with us; and (2) restrictions on the solicitation of our customers and employees. For all periods during and after the term of the employment agreements, the executives are subject to nondisclosure and restrictions relating to our confidential information and trade secrets.

The employment agreements provide that in the event either executive terminates employment in connection with a change in control under circumstances entitling him to severance benefits, and it is determined that the executive would be subject to a 20% excise tax imposed by Section 4999 of the Code which applies to certain "excess parachute payments" (the "Excise Tax"), we will pay the executive a "Tax Indemnity Payment" such that the net amount received by the executive after payment of such Excise Tax, and any federal, Medicare and state and local income taxes and Excise Tax upon the Tax Indemnity Payment, will be equal to the payments the executive would have retained had there been no Excise Tax. The effect of this provision is that we, and not the executives, bear the financial cost of the Excise Tax. In accordance with Section 280G of the Code, we cannot claim a federal income tax deduction for payments subject to the Excise Tax, including the Tax Indemnity Payment.

Potential Payments Upon a Change of Control

Under the 2013 Equity Compensation Plan, in the event of a change in control (as defined in the 2013 Equity Compensation Plan), the Compensation Committee may, at the time of the grant of an award provide for, among other things, the (i) accelerating or extending the time periods for exercising, vesting in, or realizing gain from any award, (ii) eliminating or modifying the performance or other conditions of an award, or (iii) providing for the cash settlement of an award for an equivalent cash value, as determined by the Compensation Committee. The Compensation Committee may, in its discretion and without the need for the consent of any recipient of an award, also take one or more of the following actions contingent upon the occurrence of a change in control: (a) cause any or all outstanding options and stock appreciation rights to become immediately exercisable, in whole or in part; (b) cause any other awards to become non-forfeitable, in whole or in part; (c) cancel any option or stock appreciation right in exchange for a substitute option; (d) cancel any award of restricted stock, restricted stock units, performance shares or performance units in exchange for a similar award of the capital stock of any successor corporation; (e) redeem any restricted stock, restricted stock unit, performance share or performance unit for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of our common stock on the date of the change in control; (f) cancel any option or stock appreciation right in exchange for cash and/or other substitute consideration based on the value of our common stock on the date of the change in control*,* and cancel any option or stock appreciation right without any payment if its exercise price exceeds the value of our common stock on the date of the change in control; or (g) make such other modifications, adjustments or amendments to outstanding awards as the Compensation Committee deems necessary or appropriate. To date, there have been 689,000 options granted under the 2013 Equity Compensation Plan to the Named Executive Officers.

Other than the severance benefits described under "Employment Agreements" and the potential payments described under "Potential Payments Upon a Change of Control" above, we do not maintain contracts, agreements, plans or arrangements that provide for payments to the Named Executive Officers at, following, or in connection with any termination of employment.

Deferred Compensation Plan for Executive Officers

In January 2005, we established the Coffee Holding Co., Inc. Non-Qualified Deferred Compensation Plan for Named Executive Officers. Currently, Andrew Gordon is the only participant in the plan. Each Named Executive Officer who participates in the plan may defer receipt of all or a portion of his annual cash compensation received from Coffee Holding. The deferred amounts are allocated to a deferral account and credited with interest according to the investment classifications made available by the JVA Board. The plan is an unfunded, non-qualified plan that provides for distribution of the amounts deferred to participants or their designated beneficiaries upon the occurrence of certain events. The amounts deferred, and related investment earnings, are held in a corporate account for the benefit of participating Named Executive Officers until such amounts are distributed pursuant to the terms of the plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock options awarded to each of our Named Executive Officers as of October 31, 2023.

Name	Number of Securities Underlying Unexercised Options		Option exercise price ($)		Option expiration date
	Exercisable	Unexercisable			
Andrew Gordon	349,000(1)	0	$	5.43	4/18/2029
David Gordon	281,000(1)	0	$	5.43	4/18/2029

Equity Compensation Plan Information

The following table sets forth information regarding outstanding stock options and rights and shares reserved for future issuance under our existing equity compensation plans as of October 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		(Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)		(b)		(c)
Equity compensation plans approved by stockholders[1]	1,000,000	$		5.43	0
Equity compensation plans not approved by stockholders	—	$		—	—
Total	1,000,000	$		5.43	0

(1) Represents outstanding stock options granted to current or former employees and directors of the Company pursuant to its 2013 Equity Compensation Plan.

DIRECTOR COMPENSATION

Non-employee directors receive $800 per Board meeting and committee meeting attended in person and $400 per each JVA Board meeting and committee meeting attended telephonically. Non-employee directors are also reimbursed for travel expenses and other out-of-pocket costs incurred in connection with attendance at Board and committee meetings.

Total directors' meeting and committee fees for the fiscal year ended October 31, 2023 were $10,400. We do not compensate our employee directors for service as directors. Directors are also entitled to the protection of certain indemnification provisions in our Amended and Restated Articles of Incorporation and Bylaws.

The following table sets forth information regarding compensation earned by our non-employee directors during the 2023 fiscal year.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)[1]		Stock Options[2][3]		All Other Compensation ($)		Total ($)	
Gerard DeCapua	$	3,600	$	0	$	0	$	3,600
Daniel Dwyer	$	0	$	0	$	0	$	0
Barry Knepper	$	3,200	$	0	$	0	$	3,200
John Rotelli	$	0	$	0	$	0	$	0
George F. Thomas	$	3,600	$	0	$	0	$	3,600

(1) Meeting fees earned during the fiscal year, whether such fees were paid currently or deferred.
(2) Stock option awards represent the grant date fair value of the awards pursuant to FASB ASC Topic 718, as described in Note 12 "Stockholders' Equity" in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended October 31, 2022, to which reference is hereby made.
(3) The total number of shares of common stock covered by stock options held by each non-employee director at October 31, 2023 were as follows:

	No. of Shares
Gerard DeCapua	100
Daniel Dwyer	5,900
Barry Knepper	22,172
John Rotelli	6,548
George F. Thomas	4,000

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management of JVA

The following table shows the number of shares of Coffee Holding's common stock, par value $0.001 per share, beneficially owned by (i) each person known to be the owner of 5% or more of our common stock, (ii) each director and nominee, (iii) the Named Executive Officers identified in the Summary Compensation Table included elsewhere in this proxy statement and (iv) all directors and executive officers of Coffee Holding as a group, as of March 15, 2023. The percent of common stock outstanding was based on a total of 5,708,599 shares of Coffee Holding's common stock outstanding as of January 27, 2023. Except as otherwise indicated, each person shown in the table has sole voting and investment power with respect to the shares of common stock listed next to his or her name. The address for each person shown in the table is c/o Coffee Holding Co., Inc., 3475 Victory Boulevard, Staten Island, New York 10314, unless otherwise indicated.

Name	Position	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding (%)[1]
Directors and Executive Officers			
Andrew Gordon	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director	636,750[2]	10.5%
David Gordon	Executive Vice President — Operations, Secretary and Director	648,181[3]	10.8%
Gerard DeCapua	Director	14,100[4]	*
Daniel Dwyer	Director	19,900[5]	*
Barry Knepper	Director	36,172[6]	*
John Rotelli	Director	20,548[7]	*
George F. Thomas	Director	7,600[8]	*
All directors and executive officers as a group (7 persons)		1,383,251	21.6%
5% or More Holders			
Renaissance Technologies LLC		342,964[9]	6.0%

(1) Beneficial ownership includes shares of common stock as to which a person or group has sole or shared voting power or investment power. Shares of common stock subject to stock options that are exercisable currently or within 60 days of the Record Date, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such stock options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person

(2) Includes 14,000 shares owned by Mr. A. Gordon directly, a stock option to purchase 349,000 shares held directly by Mr. A Gordon, and 273,750 shares owned indirectly by Mr. A. Gordon through A. Gordon Family Ventures LLC.

(3) Includes 367,181 shares of common stock owned by Mr. D. Gordon directly, and a stock option to purchase 281,000 shares of common stock owned directly by Mr. D. Gordon.

(4) Includes 100 shares of common stock and an option to purchase 14,000 shares owned directly by Mr. DeCapua.

(5) Includes 5,900 shares of common stock and an option to purchase 14,000 shares of common stock owned directly by Mr. Dwyer.

(6) Includes 22,172 shares of common stock and an option to purchase 14,000 shares of common stock owned directly by Mr. Knepper.

(7) Includes 6,548 shares of common stock and an option to purchase 14,000 shares of common stock owned directly by Mr. Rotelli.

(8) Includes 4,000 shares of common stock owned by Mr. Thomas directly, an option to purchase 3,000 shares of common stock owned by Mr. Thomas directly, and 600 shares owned by Mr. Thomas' wife.

(9) Includes shares of common stock beneficially owned by Renaissance Technologies Holdings Corporation ("RTHC") because of RTHC's majority ownership of Renaissance Technologies LLC ("RTC"). The principal business address of both RTHC and RTC is 800 Third Avenue, New York, New York 10022. All information regarding RTHC is based on information disclosed in a statement on Schedule 13G filed with the SEC on February 13, 2023.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The following is a summary of transactions since November 1, 2021 and all currently proposed transactions, to which JVA has been a participant, in which:

- The amounts exceeded or will exceed the lesser of $120,000 or one percent of the average of JVA's total assets at year-end for the last two completed fiscal years; and
- Any of the directors, executive officer or holders of more than 5% of the respective capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

JVA has engaged its 40% partner in Generations Coffee Company, LLC ("GCC"), with which JVA has a joint venture, as an outside contractor. JVA is the 60% equity owner of the joint venture and Caruso's Coffee Company ("Caruso's") owns the other 40% equity interest. Payments to Caruso's during the years ended October 31, 2023, and October 31, 2022 amounted to $56,851, and $285,696, respectively, for the processing of finished goods.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Billed to the Company in fiscal years 2023 and 2022

The following table summarizes the fees for professional services rendered by Marcum, our independent registered public accounting firm, for the fiscal years ended October 31, 2023 and 2022:

	Fiscal Year			
	2023		**2022**	
Audit Fees (1)	$	150,000	$	723,500
Audit-Related Fees (2)	$	-		115,815
Tax Fees		-		-
All Other Fees	$	-		-
Total	$	150,000	$	839,315

(1) Audit fees consisted of work performed in connection with the audit of the consolidated financial statements as well as work generally only the independent auditors can reasonably be expected to provide, such as quarterly reviews and review of our Annual Reports on Form 10-K.

(2) Audit related fees consisted of fees paid to Marcum in connection with (i) the re-audit of the Company's financial statements for the fiscal year ended October 31, 2021, and (iii) the filing of restated quarterly reports for the fiscal periods ended January 31, 2021, April 30, 2021 and July 31, 2021.

Audit Committee Pre-Approval Policy

The Audit Committee, or a designated member of the Audit Committee, shall preapprove all auditing services and permitted non-audit services (including the fees and terms) to be performed for Coffee Holding by our registered independent public accountants, subject to the de minimis exceptions for non-audit services that are approved by the Audit Committee prior to completion of the audit, provided that: (1) the aggregate amount of all such services provided constitutes no more than five percent of the total amount of revenues paid by Coffee Holding to its registered independent public accountant during the fiscal year in which the services are provided; (2) such services were not recognized by Coffee Holding at the time of the engagement to be non-audit services; and (3) such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee. All of the services set forth in the table above were preapproved by the Audit Committee.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   List of Documents filed as part of this Report

(1)   Financial Statements

The financial statements and related notes, together with the report of Marcum LLP appear at pages F-1 through F-22 following the Exhibit List as required by Part II, Item 8 "Financial Statements and Supplementary Data" of this Form 10-K.

(2)   Financial Statement Schedules

None.

(3)   List of Exhibits

(a)   Exhibits

The Company has filed with this report or incorporated by reference herein certain exhibits as specified below pursuant to Rule 12b-32 under the Exchange Act.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated October 31, 1997, by and among Transpacific International Group Corp. and Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 2 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed on November 10, 1997 (File No. 333-00588-NY)).
2.2	Asset Purchase Agreement, dated February 4, 2004, by and between Coffee Holding Co., Inc. and Premier Roasters LLC (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on February 20, 2004 (File No. 333-00588-NY)).
2.3	Merger and Share Exchange Agreement, dated September 9, 2022 by and among Coffee Holding Company, Inc., Delta Corp Holdings Limited, Delta Corp Cayman Limited and each of the selling stockholders named therein (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on September 30, 2022).
2.4	Amendment No. 1, dated June 29, 2023, to the Merger and Share Exchange Agreement, dated September 29, 2022 by and among Coffee Holding Company, Inc, Delta Corp Holdings Limited, Delta Corp Holdings Limited, CHC Merger Sub Inc., and each of the shareholders named therein.(incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 3, 2023)
3.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form 8-A the "2005 Registration Statement" filed on May 2, 2005 (File No. 001-32491)).
3.2	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed September 20, 2023)
4.1	Form of Stock Certificate of the Company (incorporated herein by reference to the Company's Registration Statement on Form SB-2 filed on June 24, 2004 (Registration No. 333-116838)).
4.2	Description of Capital Stock.*
10.1	Loan and Security Agreement, dated February 17, 2009, by and between Sterling National Bank and Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 10.21 to the Company's Current Report on Form 8-K filed on February 23, 2009 (File No. 001-32491)).
10.2	Lease, dated February 4, 2004, by and between Coffee Holding Co., Inc. and the City of La Junta, Colorado (incorporated herein by reference to Exhibit 10.12 to Amendment No. 1 to the Company's Registration Statement on Form SB-2/A filed on August 12, 2004 (Registration No. 333-116838)).
10.3	Trademark License Agreement, dated February 4, 2004, between Del Monte Corporation and Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-QSB/A for the quarter ended April 30, 2004 filed on August 26, 2004 (File No. 333-00588-NY)) as amended by that First Amendment to Trademark License Agreement, dated January 4, 2013.
10.4	First Amendment to Trademark License Agreement, dated January 4, 2013, by and between Del Monte Corporation and Coffee Holding Co., Inc. Certain portions of Exhibit 10.4 are omitted based upon approval of the Company's request for confidential treatment through January 28, 2023. The omitted portions were filed separately with the SEC on a confidential basis (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended October 31, 2012 filed on January 28, 2013 (File No. 001-32491)).
10.5	Amended and Restated Employment Agreement, dated April 11, 2008, by and between Coffee Holding Co., Inc. and Andrew Gordon (incorporated herein by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K filed on April 16, 2008 (File No. 001-32491)).
10.6	Amended and Restated Employment Agreement, dated April 11, 2008, by and between Coffee Holding Co., Inc. and David Gordon (incorporated herein by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed on April 16, 2008 (File No. 001-32491)).
10.7	Coffee Holding Co., Inc. Non-Qualified Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.19 of the Company's Quarterly Report on Form 10-QSB filed on June 14, 2005 (File No. 001-32491)).
10.8	Contract of Sale, dated April 14, 2009, by and between Coffee Holding Co., Inc. and 4401 1st Ave LLC (incorporated herein by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed on January 28, 2010 (File No. 001-32491)).

10.9	First Amendment to Loan and Security Agreement between Coffee Holding Co., Inc. and Sterling National Bank, dated July 23, 2010 (incorporated herein by reference to Exhibit 103 to the Company's Annual Report on Form 10-K filed on January 31, 2011 (File No. 001-32491)).
10.10	Placement Agency Agreement, dated as of September 27, 2011, by and among the Company, the selling stockholders named therein, Roth Capital Partners, LLC and Maxim Group, LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed on September 27, 2011 (File No. 001-32491)).
10.11	Subscription Agreement, dated as of September 27, 2011, by and between the Company, the selling stockholders named therein and each of the purchasers identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 27, 2011 (File No. 001-32491)).
10.12	2013 Equity Compensation Plan (incorporated by reference to Annex A of the Company's Definitive Proxy Statement filed on February 28, 2013 (File No. 13653320)).
10.13	Loan Modification Agreement, dated as of May 10, 2013, by and between Sterling National Bank and Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on January 24, 2014 (File No. 001-32491)).
10.14	Loan Modification Agreement, dated March 10, 2015, by and between Sterling National Bank and Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 31, 2015).
10.15	Loan Agreement, dated March 10, 2015, by and between Sterling National Bank and Organic Products Trading Company LLC (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 31, 2015).
10.16	Security Agreement, dated March 10, 2015, by and between Sterling National Bank and Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on March 31, 2015).
10.17	Guarantee, dated March 10, 2015, by Coffee Holding Co., Inc. (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on March 31, 2015).
10.18	Amended and Restated Loan and Security Agreement, dated April 25, 2017, by and among Coffee Holding Co., Inc., Organic Products Trading Company LLC and Sterling National Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 28, 2017).
10.19	Guaranty Agreement, dated April 25, 2017, made by each of Sonofresco and Comfort Foods in favor of Sterling National Bank (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 28, 2017).
10.20	Lease, dated December 6, 2000, by and between Comfort Foods, Inc. and One Clark Street North Andover LLC. (incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed January 29, 2018).
10.21	Second Amendment to Lease, dated March 23, 2017, by and between Coffee Holding Co., Inc. and 25 COMM NAM, LLC (incorporated herein by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed January 29, 2018).
10.22	Loan Modification Agreement and Waiver, dated March 23, 2018, by and by and among Coffee Holding Co., Inc., Organic Products Trading Company LLC and Sterling National Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 27, 2018).
10.23	Form of Incentive Stock Option Agreement to the Company's 2013 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed June 29, 2019).

10.24	Form of Non-Qualified Stock Option Award Agreement to the Company's 2013 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed June 29, 2019).
10.25	Loan Modification Agreement and Waiver, dated March 13, 2020, by and among Coffee Holding Co., Inc., Organic Products Trading Company LLC and Sterling National Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on March 16, 2020).
10.26	Lease, dated September 22, 2021, by and between Coffee Holding Co., Inc. and Our Two Buddies, LLC, TANJ Properties, LLC and VGM Realty Services, LLC (incorporated herein by reference to Exhibit 10.26 (listed as Exhibit 10.6) to the Company's Annual Report on Form 10-K filed on January 31, 2022).
10.27	Loan Modification Agreement, dated June 28, 2022, by and among Coffee Holding Co., Inc., Organic Products Trading Company LLC and Webster Bank.*
10.28	Loan Modification Agreement, dated March 15, 2023, by and among Coffee Holding Co., Inc., Organic Products Trading Company LLC and Webster Bank.*
10.29	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 30, 2022).
10.30	Form of Voting and Support Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 30, 2022).
10.31	Amendment No. 2, dated January 4, 2024, to the Merger and Share Exchange Agreement, dated September 29, 2022, as amended, by and among Coffee Holding Company, Inc., Delta Corp Holdings Limited, Delta Corp Holdings Limited, CHC Merger Sub Inc., and each of the shareholders named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 4, 2024)
21.1	List of Significant Subsidiaries.*
23.1	Consent of Marcum LLP*
31.1	Principal Executive Officer and Principal Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Principal Executive Officer and Principal Financial Officer's Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
97	Coffee Holding Co., Inc. Compensation Recovery Plan
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith
**Furnished herewith

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 9, 2024.


COFFEE HOLDING CO., INC.


By: */s/ Andrew Gordon*
Andrew Gordon
President, Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Andrew Gordon Andrew Gordon	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director (principal executive officer and principal financial and accounting officer)	February 9, 2024
/s/ David Gordon David Gordon	Executive Vice President – Operations, Secretary and Director	February 9, 2024
/s/ Gerard DeCapua Gerard DeCapua	Director	February 9, 2024
/s/ Daniel Dwyer Daniel Dwyer	Director	February 9, 2024
/s/ Barry Knepper Barry Knepper	Director	February 9, 2024
/s/ John Rotelli John Rotelli	Director	February 9, 2024
/s/ George Thomas George Thomas	Director	February 9, 2024

COFFEE HOLDING CO., INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Coffee Holding Co, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Coffee Holding Co., Inc. (the "Company") as of October 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended October 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company's line of credit is maturing on June 30, 2024 and additionally there are certain financial covenants that the Company are in violation with the lender. The Company has not received a waiver from the lender. The lender has reserved its right to exercise its rights and remedies at any time in its sole discretion. The uncertainties surrounding the ability to receive a waiver and extending its line of credit when it becomes due raise substantial doubt as to whether existing cash and cash equivalents will be sufficient to meet its obligations as they become due within twelve months from the date the consolidated financial statements were issued. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might results from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit**[s]** to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit**[s]** we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide**s** a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor from 2013 to 2021 and subsequently reappointed as the Company's auditor in 2022

New York, New York
February 9, 2024

COFFEE HOLDING CO., INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2023 AND 2022

		2023		2022
- ASSETS -				
CURRENT ASSETS:				
Cash and cash equivalents	$	2,733,977	$	2,515,873
Accounts receivable, net of allowances of $144,000 for 2023 and 2022		7,983,032		7,816,473
Receivable from sale of investment		3,150,000		
Inventories		18,986,539		19,252,214
Due from broker		345,760		818,892
Prepaid expenses and other current assets		413,752		432,126
Prepaid and refundable income taxes		365,876		866,155
TOTAL CURRENT ASSETS		33,978,936		31,701,733
Building machinery and equipment, net		3,494,450		3,199,790
Customer list and relationships, net of accumulated amortization of $310,383 and $279,883 for 2023 and 2022, respectively		184,750		215,250
Trademarks and tradenames		327,000		327,000
Equity method investments		39,676		354,444
Investment - other		-		2,500,000
Right of use asset		2,696,159		2,871,773
Deferred income tax assets - net		1,341,407		1,073,187
Deposits and other assets		129,523		449,348
TOTAL ASSETS	$	42,191,901	$	42,692,525
- LIABILITIES AND STOCKHOLDERS' EQUITY -				
CURRENT LIABILITIES:				
Accounts payable and accrued expenses	$	5,206,442	$	3,814,864
Line of credit		9,620,000		-
Cash overdrafts		-		876,148
Due to broker		292,407		1,523,563
Note payable – current portion		4,200		4,200
Lease liability – current portion		255,625		220,734
TOTAL CURRENT LIABILITIES		15,378,674		6,439,509
Line of credit		-		8,314,000
Lease liabilities		2,974,579		3,136,006
Note payable – long term		3,034		9,105
Deferred compensation payable		120,523		243,238
TOTAL LIABILITIES		18,476,810		18,141,858
Commitments and Contingencies (Note 8)				
STOCKHOLDERS' EQUITY:				
Coffee Holding Co., Inc. stockholders' equity:				
Preferred stock, par value $.001 per share; 10,000,000 shares authorized; none issued		-		-
Common stock, par value $.001 per share; 30,000,000 shares authorized, 6,633,930 shares issued for 2023 and 2022; 5,708,599 shares outstanding for 2023 and 2022		6,634		6,634
Additional paid-in capital		19,094,618		19,094,618
Retained earnings		9,491,861		10,327,437
Less: Treasury stock, 925,331 common shares, at cost for 2023 and 2022		(4,633,560)		(4,633,560)
Total Coffee Holding Co., Inc. stockholders' equity		23,959,553		24,795,129
Non-controlling interest		(244,462)		(244,462)
TOTAL EQUITY		23,715,091		24,550,667
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	42,191,901	$	42,692,525

See Notes to Consolidated Financial Statements

COFFEE HOLDING CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED OCTOBER 31, 2023 AND 2022

		2023		2022
NET SALES	$	68,173,404	$	65,706,879
COST OF SALES		57,214,382		54,692,933
GROSS PROFIT		10,959,022		11,013,946
OPERATING EXPENSES:				
Selling and administrative		11,680,782		12,989,032
Goodwill and other impairment charges		-		2,769,552
Officers' salaries		609,935		594,262
TOTAL		12,290,717		16,352,846
(LOSS) FROM OPERATIONS		(1,331,695)		(5,338,900)
OTHER INCOME (EXPENSE):				
Interest income		18,947		14,094
Loss from equity method investment		(511,878)		(47,801)
Gain on sale of investment		650,000		-
Other income		634,181		-
Interest expense		(563,351)		(225,043)
TOTAL		227,899		(258,750)
(LOSS) BEFORE INCOME TAX (BENEFIT)		(1,103,796)		(5,597,650)
Income Tax (benefit)		(268,220)		(995,793)
NET (LOSS) BEFORE ADJUSTMENT FOR NON-CONTROLLING INTEREST IN SUBSIDIARY		(835,576)		(4,601,857)
Plus: Net loss attributable to the non-controlling interest in subsidiary		-		857,072
NET (LOSS) ATTRIBUTABLE TO COFFEE HOLDING CO., INC.	$	(835,576)	$	(3,744,785)
Basic and diluted (loss) per share	$	(0.15)	$	(0.66)
Weighted average common shares outstanding:				
Basic and diluted		5,708,599		5,708,599

See Notes to Consolidated Financial Statements

F-4

COFFEE HOLDING CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED OCTOBER 31, 2023 AND 2022

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total
	Shares	Amount	Shares	Amount				
Balance, November 1, 2021	5,708,599	$ 6,634	925,331	$ (4,633,560)	$ 18,688,797	$ 14,471,222	$ 837,226	$ 29,370,319
Stock Compensation					405,821			405,821
Distributions to non-controlling interest							(554,616)	(554,616)
Inflow from non-controlling interest							330,000	330,000
Dividend to common shareholders						(399,000)		(399,000)
Non-Controlling interest							(857,072)	(857,072)
Net loss						(3,744,785)		(3,744,785)
Balance, October 31, 2022	5,708,599	$ 6,634	925,331	$ (4,633,560)	$ 19,094,618	$ 10,327,437	$ (244,462)	$ 24,550,667
Net loss						(835,576)		(835,576)
Balance, October 31, 2023	5,708,599	$ 6,634	925,331	$ (4,633,560)	$ 19,094,618	$ 9,491,861	$ (244,462)	$ 23,715,091

See Notes to Consolidated Financial Statements

COFFEE HOLDING CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2023 AND 2022

	2023	2022
OPERATING ACTIVITIES:		
Net (loss)	$ (835,576)	$ (4,601,857)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	593,600	584,595
Impairment of goodwill, trademarks and tradenames	-	2,569,785
Write-off of accounts receivable	-	415,096
Stock-based compensation	-	405,821
Unrealized (gain) loss on commodities - net	(758,024)	721,350
Loss on equity method investments	314,768	47,801
Gain on sale of investment	(650,000)	-
Impairment of customer list and non-compete agreement	-	199,767
Write down of obsolete inventory	-	718,353
Amortization of right of use asset	322,030	674,013
Deferred income taxes	(268,220)	(995,793)
Changes in operating assets and liabilities:		
Accounts receivable	(166,559)	1,068,409
Inventories	265,675	(4,563,317)
Prepaid expenses and other current assets	18,374	110,098
Prepaid and refundable income taxes	500,279	(790,203)
Deposits and other assets	197,110	(68,757)
Accounts payable and accrued expenses	1,391,578	(1,232,776)
Change in lease liability	(272,952)	(283,444)
Income taxes payable	-	(416,449)
Net cash provided by (used in) operating activities	652,083	(5,437,508)
INVESTING ACTIVITIES:		
Purchases of building, machinery and equipment	(857,760)	(1,059,205)
Net cash used in investing activities	(857,760)	(1,059,205)
FINANCING ACTIVITIES:		
Advances under bank line of credit	3,034,783	6,427,654
Cash overdraft	(876,148)	876,148
Principal payment on note payable	(6,071)	(3,987)
Payment of dividend	-	(399,000)
Capital contributed by non-controlling interest	-	330,000
Principal payments under bank line of credit	(1,728,783)	(1,914,504)
Net cash provided by financing activities	423,781	5,316,311
NET INCREASE (DECREASE) IN CASH	218,104	(1,180,402)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,515,873	3,696,275
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,733,977	$ 2,515,873

See Notes to Consolidated Financial Statements

COFFEE HOLDING CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2023 AND 2022

	2023	2022
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA:		
Interest paid	**$ 538,363**	$ 202,303
Income taxes paid	**$ -**	$ 1,327,039
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Initial recognition of operating lease right of use asset	**$ 146,416**	$ -
Initial recognition of operating lease liabilities	**$ 146,416**	$ -
Sale of investment	**$ 3,150,000**	$ -
Distribution of inventory by non-controlling interest	**$ -**	$ 554,616

See Notes to Consolidated Financial Statements

F-7

NOTE 1 - BUSINESS ACTIVITIES:

Coffee Holding Co., Inc. (the "Company") conducts wholesale coffee operations, including manufacturing, roasting, packaging, marketing and distributing roasted and blended coffees for private labeled accounts and its own brands, and it sells green coffee. The Company's core product, coffee, can be summarized and divided into three product categories ("product lines") as follows:

Wholesale Green Coffee: unroasted raw beans imported from around the world and sold to large and small roasters and coffee shop operators;

Private Label Coffee: coffee roasted, blended, packaged and sold under the specifications and names of others, including supermarkets that want to have their own brand name on coffee to compete with national brands; and

Branded Coffee: coffee roasted and blended to the Company's own specifications and packaged and sold under the Company's eight proprietary and licensed brand names in different segments of the market.

The Company's private label and branded coffee sales are primarily to customers that are located throughout the United States with limited sales in Canada and certain countries in Asia. Such customers include supermarkets, wholesalers, and individually-owned and multi-unit retailers. The Company's unprocessed green coffee, which includes over 90 specialty coffee offerings, is sold primarily to specialty gourmet roasters and to coffee shop operators in the United States with limited sales in Australia, Canada, England and China.

The Company's wholesale green, private label, and branded coffee product categories generate revenues and cost of sales individually but incur selling, general and administrative expenses in the aggregate. There are no individual product managers and discrete financial information is not available for any of the product lines. The Company's product portfolio is used in one business and it operates and competes in one business activity and economic environment. In addition, the three product lines share customers, manufacturing resources, sales channels, and marketing support. Thus, the Company considers the three product lines to be one single reporting segment.

The Company during the quarter ended April 30, 2022 had begun a restructuring process with its Generations subsidiary. As part of this restructuring approximately $550,000 of its inventory was distributed to the non-controlling interest partner for $330,000 in cash. As part of the restructuring process, the Company recorded a write-down of obsolete inventory of $718,353 and a write-off of accounts receivable of $415,096.

On September 29, 2022, Coffee Holding Co., Inc, a Nevada corporation (the "Company"), entered into a Merger and Share Exchange Agreement (the "Merger Agreement"), by and among the Company, Delta Corp Holdings Limited, a Cayman Islands exempted company ("Pubco"), Delta Corp Holdings Limited, a company incorporated in England and Wales ("Delta"), CHC Merger Sub Inc., a Nevada corporation and wholly owned subsidiary of Pubco ("Merger Sub"), and each of the holders of ordinary shares of Delta as named therein (the "Sellers"). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a direct, wholly-owned subsidiary of Pubco (the "Merger"). As a result of the Merger, each issued and outstanding share of the Company common stock, $0.001 par value per share (the "JVA Common Stock"), will be cancelled and converted for the right of the holder thereof to receive one ordinary share, par value $0.0001 of Pubco (the "Pubco Ordinary Shares").

Uncertainty Due to Geopolitical Events

Due to Russia's invasion of Ukraine, which began in February 2022, and the resulting sanctions and other actions against Russia and Belarus, there has been uncertainty and disruption in the global economy. Although Russia's invasion of Ukraine did not have a material adverse impact on the Company's revenue or other financial results for the year ended October 31, 2022, at this time the Company is unable to fully assess the aggregate impact will have on its business due to various uncertainties, which include, but are not limited to, the duration of the war, the war's effect on the economy, its impact to the businesses of the Company's customers, and actions that may be taken by governmental authorities related to the war.

NOTE 1 - BUSINESS ACTIVITIES (cont'd):

COVID-19

The global outbreak of COVID-19 was declared a pandemic by the World Health Organization and a national emergency by the U.S. government in March 2020 and has negatively affected the U.S. and global economies, disrupted global supply chains, resulted in significant travel and transport restrictions, mandated closures and stay-at-home orders, and created significant disruption of the financial markets.

The continuing impact on the Company's business including the decrease in our sales, the length and impact of stay-at-home orders and/or regional quarantines, labor shortages and employment trends, disruptions to supply chains, including its ability to obtain products from global suppliers, higher operating costs, the form and impact of economic stimulus and general overall economic instability, has contributed to and may continue to have a material adverse effect on the Company's business, results of operations, financial condition and cash flows. At this time the full impact could not be fully determined.

Going Concern

For the year ended October 31, 2023, the Company incurred a net loss of $835,576 generated cashflows from operations of $652,083, had net working capital of $18.6 million and equity of $23.7 million. The Company's line of credit of $ 9.6 million, becomes due in June 2024, for which the Company will seek to obtain a renewal of the financing arrangement. There are certain financial covenants that the Company is in violation. The Company has not received a waiver from the lender. The lender has reserved its right to exercise its rights and remedies at any time in its sole discretion. The uncertainties surrounding the ability to receive a waiver and extending its line of credit when it becomes due raise substantial doubt as to whether existing cash and cash equivalents will be sufficient to meet its obligations as they become due within twelve months from the date the consolidated financial statements were issued. The current balance outstanding as of February 8, 2024 is approximately $4.7 million. The Company continues to expand its customer base, which is expected to increase margins and profitability in future periods. However, there can be no assurance of such continued success.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company, Organic Products Trading Company, LLC ("OPTCO"), Sonofresco LLC ("SONO"), Comfort Foods, Inc. ("CFI") and Generations Coffee Company, LLC ("GCC"). All inter-company balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include, depreciable lives for long-lived assets, and valuation of goodwill and indefinitely lived intangible assets impairment testing. These estimates may be adjusted as more current information becomes available, and any adjustment could have a significant impact on recorded amounts.

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consists primarily of unrestricted cash on deposit and securities with an original maturity of 3 months or less at financial institutions and brokerage firms.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd):

ACCOUNTS RECEIVABLE:

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 60 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

The reserve for sales discounts represents the estimated discount that customers will take upon payment. The reserve for other allowances represents the estimated amount of returns, slotting fees and volume based discounts estimated to be incurred by the Company from its customers. The allowances are summarized as follows:

	2023		2022	
Allowance for doubtful accounts	$	65,000	$	65,000
Reserve for other allowances		35,000		35,000
Reserve for sales discounts		44,000		44,000
Totals	$	144,000	$	144,000

INVENTORIES:

Inventories are stated at the lower of cost (first in, first out basis) or net realizable value, including provisions for obsolescence commensurate with known or estimated exposures. There are no reserves for obsolescence as of October 31, 2023 and 2022.

BUILDING, MACHINERY AND EQUIPMENT:

Building, machinery and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Purchases of buildings, machinery and equipment and additions and betterments which substantially extend the useful life of an asset are capitalized at cost. Expenditures which do not materially prolong the normal useful life of an asset are charged to operations as incurred. The Company also provides for amortization of leasehold improvements which are depreciated over the shorter of the useful life of the improvement or the lease term.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd):

COMMODITIES HELD BY BROKER:

The commodities held at broker represent the market value of the Company's trading account, which consists of option and future contracts for coffee held with a brokerage firm. The Company uses options and futures contracts, which are not designated or qualifying as hedging instruments, to partially hedge the effects of fluctuations in the price of green coffee beans. Options and futures contracts are level 1 investments recognized at fair value in the consolidated financial statements with current recognition of gains and losses on such positions. The Company's accounting for options and futures contracts may impact earnings volatility in any particular period. We record all open contract positions on our consolidated balance sheets at fair value in the due from and due to broker line items and typically do not offset these assets and liabilities.

The Company classifies its options and future contracts as trading securities and accordingly, unrealized holding gains and losses are included in the statement of operations as a component of cost of sales.

The Company recorded realized and unrealized gains and losses on these contracts as follows:

	Year Ended October 31,			
	2023		2022	
Gross realized gains	$	**1,034,966**	$	2,307,714
Gross realized (losses)		**(1,603,746)**		(1,683,401)
Unrealized gains (losses)		**758,024**		(721,350)
Total	$	**189,244**	$	(97,037)

CUSTOMER LIST AND RELATIONSHIPS:

Customer list and relationships consist of a specific customer lists and customer contracts obtained by the Company in the acquisition of OPTCO, Comfort Foods and Sonofresco which are being amortized on the straight-line method over their estimated useful life of twenty years. Amortization expense for the years ended October 31, 2023 and 2022 was $30,500 and $62,552, respectively.

TRADEMARKS:

The Company has determined that its trademarks, which consist of product lines, trade names and packaging designs have indefinite useful lives. Trademarks are tested for impairment at least annually or when circumstances indicate that the carrying amount of the trademarks exceed fair value.. The Company performs its annual impairment test on October 31 of each year by first performing a qualitative assessment to determine if it is more likely than not that the carrying amounts exceed the fair values. Depending on the outcome of our qualitative assessment, we may perform a quantitative assessment to determine if the carrying amounts exceed the fair values on the

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd):

assessment date. The Company quantitatively assessed the carrying amount of its goodwill in 2022 due to its declining stock price. The most significant assumptions used in these impairment tests include the royalty rates using the relief from royalty method of testing trademarks, forecasted revenues and expenses , income tax rates and discounts and premiums built into our weighted average cost of capital to estimate future cash flows using an income approach. Due to the sustained decline in the price of the Company stock through the fourth quarter of 2022 and after the proposed Delta merger announcement, the Company determined that an impairment charge was necessary and recorded an impairment charge of $2,569,785, which consisted of $2,488,785 of goodwill and $81,000 of trademarks and tradenames and for the year ended October 31, 2022.

Trademarks and tradenames		Total
Balance at October 31, 2021	$	408,000
Impairment charge		(81,000)
Balance at October 31, 2022	$	327,000
Impairment charge		0
Balance at October 31, 2023	$	327,000

IMPAIRMENT OF LONG-LIVED ASSETS:

The Company assesses the impairment of long-lived assets used in operations, primarily buildings, machinery and equipment as well as intangible assets subject to amortization, when events and circumstances indicate that the carrying value amounts of these assets might not be recoverable. For purposes of evaluating the recoverability of buildings, machinery and equipment and amortizable intangible assets, the undiscounted cash flows estimated to be generated by those assets are compared to the carrying amounts of those assets. If and when the carrying amounts of the assets exceed the undiscounted cashflows, then the related assets will be written down to fair value, if less. During the years ended October 31, 2023 and 2022, the Company recorded $0 and $199,767, respectively of impairment charges of its amortizable intangible assets. No impairment charges were recorded against buildings, machinery and equipment.

ADVERTISING:

The Company expenses the cost of advertising and promotion as incurred. Advertising costs charged to operations totaled $35,369 and $42,001 for the years ended October 31, 2023 and 2022, respectively.

INCOME TAXES:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or benefit is the tax incurred for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd):

(LOSS) EARNINGS PER SHARE:

Basic (loss) earnings per common share was computed by dividing net (loss) income by the sum of the weighted-average number of common shares outstanding. Diluted (loss) earnings per common share is computed by dividing the net (loss) income by the weighted-average number of common shares outstanding plus the dilutive effect of common shares issuable upon exercise of potential sources of dilution. The Company has issued 1,000,000 options that are outstanding which have not been included in the calculation of diluted (loss) earnings per share because they are anti-dilutive.

The weighted average common shares outstanding used in the computation of basic and diluted (loss) earnings per share were 5,708,599 for the years ended October 31, 2023 and 2022, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of cash, accounts receivable, notes due to/(from) broker and accounts payable approximate fair value because of the short-term nature of these instruments. The carrying amount of the bank line of credit approximates fair value because the debt is based on current rates at which the Company could borrow funds with similar remaining maturities. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments when available. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company measures fair value as required by Accounting Standards Codification ("ASC") Topic 820 "Fair Value Measurements and Disclosures" ("ASC Topic 820"). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there exists a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

A) Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.
B) Level 2 – inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.
C) Level 3 – unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

The hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd):

REVENUE RECOGNITION:

The Company recognizes revenue in accordance with the five-step model as prescribed by the Financial Accounting Standards Board ("FASB") Accounting Codification ("ASC") Topic 606 ("ASC 606") in which the Company evaluates the transfer of promised goods or services and recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Company expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The following table presents revenues by product line for the years ended October 31, 2023 and 2022.

	2023		2022
Green	$ 30,582,179	$	27,210,883
Packaged	37,591,225		38,495,996
Totals	$ 68,173,404	$	65,706,879

Revenue for these product lines is recognized upon shipment to the customer.

SHIPPING AND HANDLING FEES AND COSTS:

Revenue earned from shipping and handling fees is reflected in net sales. Costs associated with shipping product to customers aggregating approximately $2,539,000 and $2,964,000 for the years ended October 31, 2023 and 2022, respectively, is included in selling and administrative expenses.

STOCK- BASED COMPENSATION:

Stock-based awards are accounted for as required by ASC Topic 718 "Compensation-Stock Compensation" ("ASC 718"). Under ASC 718 stock-based awards are valued at fair value on the date of grant, and that fair value is recognized over requisite service period. The Company accounts for forfeitures when they occur.

CONCENTRATION OF RISK:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at financial institutions and brokerage firms.

Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At October 31, 2023 and 2022, the Company had approximately $2,092,000 and $625,000 in excess of FDIC insured limits, respectively.

The accounts at the brokerage firm contain cash and securities. Balances are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation (SIPC). At October 31, 2023 and 2022, the Company had approximately $373,000 and $1,560,000 in excess of SIPC insured limits, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd):

EQUITY METHOD OF ACCOUNTING:

Investee companies that are not consolidated, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an Investee depends on an evaluation of several factors including, among others, representation on the Investee company's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee company. Under the equity method of accounting, an Investee company's accounts are not reflected within the Company's consolidated Balance Sheets and consolidated Statements of Operations; however, the Company's share of the earnings or losses of the Investee company is reflected in the caption "Loss from equity method investments" in the consolidated Statements of Operations. The Company's carrying value in an equity method Investee company is reflected in the caption "Equity method investments" in the Company's consolidated Balance Sheets.

The Company's equity method investments consist of the following:

(1) 20% interest in Healthwise Gourmet Coffees, LLC, a distributor of low acidity coffees. The initial investment in this company amounted to $100,000. The loss recognized amounted to $16,925 and $15,178 for the years ended October 31, 2023 and 2022, respectively. The carrying amount of this investment as presented on the consolidated balance sheet at October 31, 2023 and 2022 was $39,676 and $56,601, respectively.
(2) On October 15, 2020 the Company acquired a 49% interest in Jordre Well LLC, a company that will produce CBD infused products. The investment was made in 139,250 shares of the Company's common stock. The price of the stock on October 15, 2020 was $3.45 for an initial investment of $480,413. An additional 139,250 shares of the Company's common stock will be transferred if Jordre Well LLC generates $500,000 in revenue from the sale of its newly created brands. However due to a lack of performance, the Company in 2023 abandoned its equity investment and will no longer fund its operations. The Company recognized a loss in the amount of $297,843 and $32,622 for the years ended October 31, 2023 and 2022, respectively. The Company in 2023, also wrote off a loan receivable in the amount of $197,110, which was deemed as uncollectible. The net value of this investment as presented on the consolidated balance sheet at October 31, 2023 and 2022 was $0 and $297,843.

INVESTMENTS - OTHER:

Investment – other represent investments made by the Company that do not qualify as equity method investments as the Company cannot exercise significant influence over the target. The Company accounts for these investments in accordance with ASC Topic 321 "Investments – Equity Securities" ("ASC 321"). In August 2021, the Company made an investment of $2,500,000 in an entity that hold investments in the plant-based protein drink manufacturing industry. The Company has determined they do not have significant influence over the investee. Pursuant to ASC 321, the Company has elected an alternate measurement to account for this investment at cost less any impairment with adjustments to fair value if there are observable price changes. This investment was sold in October 2023. The sale price was $3,150,000, which is presented as a receivable on our balance sheet. We also reported the gain of $650,000 on our statement of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd):

LEASES:

Leases are accounted for under ASC 842. The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangement are comprised of real estate and facility leases. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. The present value of the lease payments was determined to be 5.00% for new leases and lease amendments that occurred during fiscal year 2023 and 2022. Right of use assets also exclude lease incentives.

ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED:

Credit Loss on Financial Instruments

The Company follows the FASB Accounting Standard Update (ASU) 2016-13 Financial Instruments—Credit Losses (Topic 326). This guidance requires entities to use a current expected credit loss impairment model rather than incurred losses. The Company considers factors such as credit quality, age of balances, historical experience and current and future economic conditions that may affect the Company's expectation of collectability in determining allowance for credit losses. The Company will adopt the provisions of Topic 326 effective beginning November 1, 2023. Management believes its risk of loss on currently recorded receivables is minimal and accordingly the adoption of this pronouncement will not have any material effect on the financial statements.

NOTE 3 - INVENTORIES:

Inventories at October 31, 2023 and 2022 consisted of the following:

		2023		2022
Packed coffee	$	3,582,935	$	2,677,617
Green coffee		13,151,993		14,847,708
Roaster parts		537,108		576,778
Packaging supplies		1,714,503		1,150,111
Totals	$	18,986,539	$	19,252,214

NOTE 4 – BUILDING, MACHINERY AND EQUIPMENT:

Building machinery and equipment at October 31, 2023 and 2022 consisted of the following:

	Estimated Useful Life		2023		2022
Improvements	15-30 years	$	233,766	$	233,766
Building	31 years		900,321		900,321
Machinery and equipment	7 years		8,587,858		7,730,098
Furniture and fixtures	7 years		1,184,387		1,184,387
			10,906,332		10,048,572
Less, accumulated depreciation			7,411,882		6,848,782
		$	3,494,450	$	3,199,790

Depreciation expense totaled $563,100 and $522,043 for the years ended October 31, 2023 and 2022, respectively.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses at October 31, 2023 and 2022 consisted of the following:

		2023		2022
Accounts payable	$	3,681,123	$	2,637,051
Purchase accruals		1,051,685		784,531
Other accruals		473,634		393,282
Totals	$	5,206,442	$	3,814,864

NOTE 6 - LINE OF CREDIT:

On April 25, 2017 the Company and OPTCO (together with the Company, collectively referred to herein as the "Borrowers") entered into an Amended and Restated Loan and Security Agreement (the "A&R Loan Agreement") and Amended and Restated Loan Facility (the "A&R Loan Facility") with Sterling National Bank ("Sterling"), which consolidated (i) the financing agreement between the Company and Sterling, dated February 17, 2009, as modified, (the "Company Financing Agreement") and (ii) the financing agreement between Company, as guarantor, OPTCO and Sterling, dated March 10, 2015 (the "OPTCO Financing Agreement"), amongst other things.

On March 17, 2022, the Company reached an agreement for a new loan modification agreement and credit facility which extended the maturity date to June 29, 2022. The facility was then approved for a two-year extension. All other terms of the A&R Loan Agreement and A&R Loan Facility remain the same.

NOTE 6 - LINE OF CREDIT (cont'd):

On June 28, 2022, we reached an agreement for a new loan modification agreement and credit facility with Webster. The terms of the new agreement, among other things: (i) provided for a new maturity date of June 30, 2024, and (ii) changed the interest rate per annum to SOFR plus 1.75% (with such interest rate not to be lower than 3.50%). Interest rate at October 31, 2023 was 7.18%. All other terms of the A&R Loan Agreement and A&R Loan Facility remained the same. The credit facility is for $14,000,000. The unused line of credit as of October 31, 2023 was $2,185,219. The collateral related to the outstanding debt is all assets of the company.

We are subject to certain covenants with respect to our line of credit agreement and we were not in compliance with the net profit and non-borrower affiliate covenants as of October 31, 2022. We requested a waiver from the lender and the waiver was granted and received on March 15, 2023. The lender also extended the due date of the October 31, 2022 financial statements until April 15, 2023. On March 15, 2023, the A&R Loan Agreement was also modified to, among other things: (i) provide for a requirement for subordination agreements if necessary, (ii) change the terms of transactions with affiliates from a dollar limitation to allowable in the ordinary course of business, and (iii) establish a new covenant for a fixed charge coverage ratio.

Each of the A&R Loan Facility and A&R Loan Agreement contains covenants, subject to certain exceptions, that place annual restrictions on the Borrowers' operations, including covenants relating to fixed charge coverage ratio, debt to tangible net worth and tangible net worth. The Company as of October 31, 2023 has failed to comply with one of these covenants and resulted in an event of default under the loan agreement. The lender has various defenses that it can apply against the Company, which includes up to and calling the line of credit. There is no guarantee that the lender will not issue a waiver or not call the line of credit. The outstanding balance on the Company's lines of credit were $9,620,000 and $8,314,000 as of October 31, 2023 and October 31, 2022, respectively.

NOTE 7 - INCOME TAXES:

The Company's (benefit) for income taxes in 2023 and 2022 consisted of the following:

	2023	2022
Current		
Federal	$ -	$ -
State and local	-	-
	-	-
Deferred		
Federal	(223,120)	(933,489)
State and local	(45,100)	(62,304)
	(268,220)	(995,793)
Income tax (benefit)	$ (268,220)	$ (995,793)

NOTE 7 - INCOME TAXES (cont'd):

A reconciliation of the difference between the expected income tax rate using the statutory U.S. federal tax rate and the Company's effective tax rate is as follows:

		2023		2022
(Benefit) from for tax at the federal statutory rate	$	(231,797)	$	(1,175,507)
Goodwill impairment		-		265,796
Other permanent differences		(51,500)		135,025
Return to provision		51,500		-
State and local tax, net of federal		(36,423)		(221,107)
(Benefit from) income taxes	$	(268,220)	$	(995,793)
Effective income tax rate		25%		18%

The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities as of October 31, 2023 and 2022 are as follows:

		2023		2022
Deferred tax assets:				
Accounts receivable	$	34,539	$	34,547
Unrealized loss		-		173,058
Deferred rent		28,483		15,643
Deferred compensation		28,908		58,355
Net operating loss		1,039,047		547,570
Stock-based compensation		602,107		602,237
Inventory		105,794		107,298
Total deferred tax asset		1,838,878		1,538,708
Deferred tax liabilities:				
Intangible assets acquired		70,021		70,021
Unrealized gain		-		-
Buildings, machinery and equipment		427,450		395,500
Total deferred tax liabilities		497,471		465,521
Net deferred tax asset	$	1,341,407	$	1,073,187

A valuation allowance was not provided at October 31, 2023 or 2022. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

NOTE 7 - INCOME TAXES (cont'd):

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are expected to be deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of October 31, 2023 and 2022, the Company did not have any unrecognized tax benefits or open tax positions. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of October 31, 2023 and 2022, the Company had no accrued interest or penalties related to income taxes. The Company currently has no federal or state tax examinations in progress.

The Company files a U.S. federal income tax return and California, Colorado, Connecticut, Florida, Idaho, Illinois, Kansas, Louisiana, Michigan, Massachusetts, Montana, New Jersey, New York, New York City, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas,and Virginia state tax returns. The Company's federal income tax return is no longer subject to examination by the federal taxing authority for years before fiscal 2020. The Company's California, Colorado and New Jersey and Texas income tax returns are no longer subject to examination by their respective taxing authorities for the years before fiscal 2020. The Company's Oregon, New York, Kansas, South Carolina, Rhode Island, Connecticut and Michigan income tax returns are no longer subject to examination by their respective taxing authorities for the years before fiscal 2020.

As of October 31, 2023, and 2022, the Company had cumulative net operating loss carryforwards of approximately $3,641,178 and $2,281,518 respectively, $213,704 of which begin to expire in 2038 and $3,427,474 of the net operating loss carryforwards that do not expire. In accordance with Section 382 of the Internal Revenue code, the usage of $213,704 of the Company's net operating loss carryforwards is subject to an annual limitation of $60,469, the remaining operating loss carryforwards of $3,427,474 have no such limitations. These net operating loss carryforwards may be further limited in the event of a change in ownership.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

CLASS ACTION COMPLAINT

The Company was named as a defendant in a putative class action lawsuit filed in the United States District Court for the Northern District of Illinois (the "Court") on or about December 21, 2020. The plaintiffs, Eileen Brodsky and Rhonda Diamond, purported to represent a class of individuals who purchased coffee products at Aldi, Inc. ("Aldi"), a supermarket chain, generally allege that Aldi sold private label coffee products manufactured by the Company and by Pan American Coffee Co., LLC ("Pan American"), which falsely described the number of cups of coffee that could be made from the amount of product purchased. Aldi and Pan American were also named as defendants in the action. The complaint asserted a variety of claims under New York and California consumer protection laws, and sought unspecified monetary damages, including disgorgement and restitution, as well as other forms of relief including class certification, declaratory and injunctive relief, attorneys' fees, and interest. On September 28, 2021, the Court entered an order granting the Company's motion to dismiss with prejudice (the "Dismissal Order"). In the Dismissal Order, the Court stated that no reasonable coffee drinker would be deceived by the Company's packaging. The plaintiffs filed an appeal with the 7th Circuit Court of Appeals (the "Appeal"). After the Appeal was filed, the Company and the plaintiffs' settled the matter during mediation in late January 2022 and the Appeal was dismissed.

A significant customer of the Company was named as a defendant in a putative class action lawsuit filed in the United States District Court for the District of Massachusetts (the "Massachusetts District Court") on or about February 2, 2021, concerning the labeling on private label coffee productions the Company sold to the customer.

NOTE 8 - COMMITMENTS AND CONTINGENCIES (cont'd):

The plaintiff, David Cohen, purporting to represent a class of individuals who purchased coffee products from our customer, generally allege that the customer sold private label coffee products manufactured by the Company which falsely described the number of cups of coffee that could be made from the amount of product purchased. The Company is not named as a defendant in the action, but has agreed to indemnify the customer for the costs and expenses incurred in defending the lawsuit and for any liability the customer may suffer as a result. The complaint asserts a variety of claims under Massachusetts consumer protection laws, and seeks unspecified monetary damages as well as other forms of relief including class certification, declaratory and injunctive relief, attorneys' fees, and interest. The Company believes the allegations in the complaint are wholly without merit and that the claims asserted are legally deficient, and intends to vigorously support the customer in defending the action. On February 28, 2022, the Company and the plaintiff, in his individual capacity and not on behalf of a presumptive class, resolved the matter in principle and have reported the agreement in principle to the Massachusetts District Court. After the end of the period, the parties finalized the details of a settlement agreement. The final settlement amount was immaterial to the Company's operations and results of operations.

The Company has a 401(k) Retirement Plan, which covers all the full time employees who have completed one year of service and have reached their 21st birthday. The Company matches 100% of the aggregate salary reduction contribution up to the first 3% of compensation and 50% of aggregate contribution of the next 2% of compensation. Contributions to the plan aggregated $80,994 and $75,004 for the years ended October 31, 2023 and 2022, respectively.

NOTE 9 - LEASES:

The following summarizes the Company's operating leases:

	2023	2022
Right-of-use operating lease assets	$ 2,696,159	$ 2,871,773
Current lease liability	255,625	220,734
Non-current lease liability	2,974,579	3,136,006
Total lease liability	$ 3,230,204	$ 3,356,740

The amortization of the right-of-use asset for the years ended October 31, 2023 and 2022 was $322,030 and $674,013, respectively.

Weighted average remaining lease term	10.0
Weighted average discount rate	4.9%

NOTE 9 – LEASES (cont'd):

Maturities of lease liabilities by year for our operating leases are as follows:

2024	$	770,429
2025		393,668
2026		376,683
2027		367,788
2028		305,648
Thereafter		2,027,652
Total lease payments	$	4,241,868
Less: imputed interest		(1,011,664)
Present value of operating lease liabilities	$	3,230,204

The aggregate cash payments under these leasing agreements was $429,027 and $426,271 for the years ended October 31, 2023 and 2022, respectively.

In December 2022, the Company extended its lease at its subsidiary Sonofresco in Washington through December 2023. As a result, on the date of the modification the Company increased its right-of-use asset and lease liability by $40,797 as of January 31, 2023.
In March 2023, the Company extended its lease at its subsidiary Organics Products Trading Company in Washington through March 2026. As a result, on the date of the modification the Company increased its right-of-use asset and lease liability by $105,619 as of April 30, 2023

NOTE 10 - RELATED PARTY TRANSACTIONS:

The Company has engaged its 40% partner in Generation Coffee Company, LLC as an outside contractor (the "Partner"). Included in contract labor expense, which is a component of cost of sales, are expenses incurred from the Partner during the years ended October 31, 2023 and 2022 of $210,961 and $285,696, respectively.

In January 2005, the Company established the "Coffee Holding Co., Inc. Non-Qualified Deferred Compensation Plan." Currently, there is only one participant in the plan: Andrew Gordon, the CEO. The deferred compensation payable represents the liability due to this employee of the Company upon his retirement. The deferred compensation liability at October 31, 2023 and 2022 was $120,523 and $243,238, respectively. Deferred compensation expenses included in officers' salaries were $0 during the years ended October 31, 2023 and 2022, respectively as no amounts were contributed to this plan during the years ended October 31, 2023 and 2022.

NOTE 11 - STOCKHOLDERS' EQUITY:

a. *Treasury Stock*. The Company utilizes the cost method of accounting for treasury stock. The cost of reissued shares is determined under the last-in, first-out method. The Company did not purchase any shares during the years ended October 31, 2023 and 2022.

b. *Stock Options*. The Company has an incentive stock plan, the 2013 Equity Compensation Plan (the "2013 Plan"), and on April 19, 2019, has granted 1,000,000 stock options to employees, officers and non-employee directors from the 2013 Plan each with an exercise price of $5.43. Options granted under the 2013 Plan may be Incentive Stock Options or Nonqualified Stock Options, as determined by the Administrator at the time of grant. No options were granted, forfeited or expired during the years ended October 31, 2023 and 2022. As of October 31, 2023 and October 31, 2022, 1,000,000 were exercisable, respectively.

The Company recorded $0 and $405,821 of stock-based compensation during the years ended October 31, 2023 and 2022, respectively. Stock compensation was fully recognized during the year ended October 31, 2022.

EXHIBIT 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our articles of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and bylaws and applicable provisions of the Nevada Revised Statutes, as amended ("NRS").

Common Stock

We are authorized to issue 30,000,000 shares of common stock with a par value of $0.001 per share. As of January 25, 2024, there were 5,708,599 shares of common stock issued and outstanding.

The following summary of the terms of our common stock is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, copies of which are on file with the SEC as exhibits to previous SEC filings.

Voting Rights

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Removal of directors requires the vote, in addition to any vote required by law, of not less than eighty percent (80%) of the total votes eligible to be cast by the holders of all outstanding shares of capital stock entitled to vote generally in the election of directors at a meeting of stockholders expressly called for that purpose. The approval of the holders of at least eighty percent (80%) of the outstanding shares of voting stock of the Corporation is required in connection with certain "Business Combinations" with an Interested Stockholder, as defined in the NRS, after the expiration of three years after the date the person becomes an Interested stockholder, except in cases where the proposed Business Combination has been approved in advance by a majority of those members of the board of directors who are unaffiliated with the Interested Stockholder and who were directors prior to the time when the Interested Stockholder became an Interested Stockholder. Any alteration, amendment, repeal or rescission of any provision of our articles of incorporation must be approved by the affirmative vote of the holders of at least eighty percent (80%) of the total votes eligible to be cast by the holders of all outstanding shares of capital stock entitled to vote thereon; provided, however, if a majority of the board of directors recommends the change, then such change shall only require the affirmative vote of the holders of a majority of the total votes eligible to be cast by the holders of all outstanding shares of Capital Stock entitled to vote thereon. Any bylaw may be altered, amended, rescinded, or repealed by the holders of eighty percent (80%) of the shares of capital stock entitled to vote thereon at any annual meeting or at any special meeting called for that purpose. Notwithstanding the foregoing, any provision of the bylaws that contains a supermajority voting requirement shall only be altered, amended, rescinded, or repealed by a vote of the board of directors or holders of shares of capital stock entitled to vote thereon that is not less than the supermajority specified in such provision.

Dividends

Each stockholder is entitled to receive the dividends as may be declared by our board of directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, future earnings, the operating and financial condition of our company, its capital requirements, general business conditions and other pertinent factors.

Other Rights

Upon liquidation, dissolution or winding up of the corporation, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors. Our common stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. There is no conversion, redemption, sinking fund or similar provisions regarding our common stock.

Transfer Agent

The transfer agent and registrar for our Common Stock is Direct Transfer LLC. Its address is 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560 and its telephone number is (919) 481-4000. The transfer agent and registrar for any series or class of preferred stock will be set forth in the applicable prospectus supplement.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, with such designations, rights, and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock (if any are declared), diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company, all without further action by our stockholders. As of the date of this Annual Report on Form 10-K, no shares of our preferred stock were outstanding.

Stock Options

We had issued and outstanding options to purchase up to 1,000,000 shares of common stock, exercisable at $5.43 per share.

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. Certain of these provisions are summarized below.

Classified Board of Directors

Pursuant to our articles of incorporation, the directors constituting our board of directors are classified, with respect to the time for which they severally hold office, into three classes as nearly equal in number as possible. At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting are elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The articles of incorporation do provide, however, that directors may be removed at any time upon the approval of eighty percent (80%) of the total votes eligible to be cast by the holders of all outstanding shares of capital stock entitled to vote at a meeting expressly called by stockholders for such purpose.

Our classified board of directors may have an anti-takeover effect of making more difficult and discouraging a takeover attempt, merger, tender offer, or proxy fight. Additionally, our classified board of directors extends the time it would take for holders of a majority of our shares to remove incumbent management to obtain control of the board of directors. That is, as a general matter a majority shareholder could not obtain control of the board of directors until the second annual shareholder's meeting after it acquired a majority of the voting stock. Our classified board of directors may have the effect of making it more difficult for stockholders to remove our existing management.

Special Meetings

Our articles of incorporation provide that special meetings of our stockholders may, unless otherwise prescribed by law, be called only by resolution of a majority of the directors of the board then in office, by resolution of a majority of the disinterested directors then in office, or upon written application, by stockholders holding at least 80% of the capital stock entitled to vote at the meeting. Our stockholders are not permitted to act by written consent pursuant to our articles of incorporation.

Business Combinations Act

The Business Combinations Act, Sections 78.411 to 78.444 of the NRS, restricts the ability of a Nevada "resident domestic corporation" having at least 200 stockholders of record to engage in any "combination" with an "interested stockholder" for two (2) years after the date that the person first became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the resident domestic corporation and (i) the purchase of shares by the interested stockholder is approved by the board of directors before that date or (ii) the combination is approved by the board of directors of the resident domestic corporation and, at or after that time, the combination is approved at an annual or special meeting of the stockholders of the resident domestic corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least sixty percent (60%) of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

If this approval is not obtained, then after the expiration of the two (2) year period, the business combination may still not be consummated unless it is a combination meeting all of the requirements of the articles of incorporation of the resident domestic corporation and either the "fair price" requirements specified in NRS 78.441 to 78.444, inclusive are satisfied or the combination is (a) a combination or transaction by which the person first became an interested stockholder is approved by the board of directors of the resident domestic corporation before the person first became an interested stockholder, or (b) a combination approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder, or any affiliate or associate of the interested stockholder.

"Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (b) an affiliate or associate of the resident domestic corporation and at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

A "combination" is broadly defined and includes, for example, any merger or consolidation of a corporation or any of its subsidiaries with (i) an interested stockholder or (ii) any other entity that after and as a result of the merger or consolidation would be an affiliate or associate of the interested stockholder; or any sale, lease, exchange, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with an interested stockholder having: (x) an aggregate market value equal to more than 5% of the aggregate market value of the assets of a corporation, (y) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of a corporation, or (z) representing more than 10% of the earning power or net income of a corporation.

The provisions of Nevada law, our articles of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Director Liability and Indemnification of Directors, Officers and Employees

Neither our articles of incorporation nor bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the NRS. NRS Section 78.7502, provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein. NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

EXHIBIT 10.27

EIGHTH LOAN MODIFICATION AGREEMENT

THIS EIGHTH LOAN MODIFICATION AGREEMENT (this "Modification") dated as of June 28, 2022, is by and among ORGANIC PRODUCTS TRADING COMPANY LLC, a Delaware limited liability company and COFFEE HOLDING CO., INC., a Nevada corporation (collectively, the "Borrowers"), the Guarantors identified on the signatures pages hereto and WEBSTER BANK, a national banking association, successor by merger to Sterling National Bank (the "Bank" or the "Lender").

W I T N E S S E T H:

WHEREAS, the Borrowers, the Guarantors and the Bank entered into that certain Amended and Restated Loan and Security Agreement dated as of April 25, 2017, as amended by (a) a certain letter agreement dated November 21, 2017, (b) a certain Loan Modification Agreement dated as of February 28, 2018, (c) a certain Loan Modification Agreement and Waiver dated as of March 23, 2018, (d) a certain Loan Modification Agreement and Waiver dated August 23, 2018, effective as of July 1, 2018 (e) a certain Fifth Loan Modification Agreement dated September 14, 2018, (f) a certain Sixth Loan Modification Agreement dated as of March 13, 2019 and (g) a certain Seventh Loan Modification Agreement dated March 16, 2022 (collectively, the "Loan Agreement"), for the purposes and consideration therein expressed, pursuant to which the Bank became obligated to make Loans to the Borrowers as provided therein; and

WHEREAS, the Borrowers have requested and the Bank has agreed to amend the Loan Agreement as provided herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Loan Agreement, in consideration of the Loans which may hereafter be made by the Bank to the Borrowers, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

ARTICLE I
Definitions

Section 1.1 Terms Defined in the Loan Agreement. Unless the context otherwise requires or unless otherwise expressly defined herein, the terms defined in the Loan Agreement shall have the same meanings whenever used in this Modification.

ARTICLE II
Modification to the Loan Agreement

Section 2.1 Modification. The Loan Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: stricken text) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages attached as Exhibit A hereto.

ARTICLE III
Conditions of Effectiveness

Section 3.1 Effective Time. This Modification shall become effective as of the date first above written once the following conditions precedent have been satisfied in full (the "Effective Time"):

(a) Bank shall have received, at Bank's office, a duly executed counterpart of this Modification from each Borrower and Guarantor.

(b) Bank shall have received a certificate of an officer of each Borrower and each Guarantor certifying (i) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors of such Person authorizing a specified officer or officers to execute, deliver and perform this Modification and the other Loan Documents to which such Person is a party and any certificate, notice or document related thereto and the borrowings under the Loan Agreement, as amended, and that such resolutions have not been modified, rescinded or amended and are in full force and effect on the date of this Modification, (ii) as to the fact that the certificate of incorporation and by-laws of such Person attached to such certificate are true and correct copies of such documents and are in full force and effect, and (iii) setting forth the names, titles and sample signatures of each of the officers and agents of such Person authorized to execute and deliver this Modification and all other documents, agreements and certificates on behalf of such Person.

(c) Borrowers shall have paid an amendment fee in an amount equal to $14,000. Borrowers acknowledge that the amendment fee shall be fully earned upon execution and delivery of this Modification and shall be non-refundable.

(d) Bank shall have received any and all other documents, instruments, writings, agreements, and information as Agent may reasonably request and which have been identified to Agent at least three (3) Business Days prior to the date hereof.

(e) No Default or Event of Default shall have occurred and be continuing.


ARTICLE IV
Representations and Warranties


Section 4.1 Representations and Warranties of Borrower and Guarantor. In order to induce Bank to enter into this Modification, Borrowers and Guarantors hereby represent and warrant to Bank that:

(f) The representations and warranties contained in the Loan Agreement are true and correct in all material respects at and as of the Effective Time; provided, however, those representations and warranties containing a reference to a particular date shall continue to be qualified by reference to such date;

(g) The Borrowers and Guarantors are duly authorized to execute and deliver this Modification and are duly authorized to borrow and perform their obligations under the Loan Agreement and the other Loan Documents. The Borrowers and Guarantors have duly taken all corporate action necessary to authorize the execution and delivery of this Modification and to authorize the performance of the obligations of Borrowers and Guarantors hereunder;

(h) The execution and delivery by the Borrowers and Guarantors of this Modification, the performance by the Borrowers and Guarantors of their obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with, violate or constitute a breach or default under (i) any provision of applicable law applicable to it or any of its Subsidiaries, (ii) its organizational documents, (iii) any agreement or instrument to which it is a party or which is otherwise binding upon it, or (iv) any material judgment, license, order or permit applicable to or binding upon it;

(i) Except for those which have been duly obtained, no consent, approval, exemption, authorization or other action by, notice to, or filing with any governmental authority or third party is required in connection with the execution and delivery by the Borrowers and Guarantors of this Modification or to consummate the transactions contemplated hereby;

(j) When duly executed and delivered, this Modification will constitute the legal, valid and binding obligation of the Borrowers and Guarantors, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to enforcement of creditors' rights; and

(k) No Default or Event of Default exists under the Loan Agreement or any of the other Loan Documents.


ARTICLE V
Miscellaneous


Section 5.1 Ratification of Agreement.

(a) The Loan Agreement as hereby amended is hereby ratified and confirmed in all respects. Any reference to the Loan Agreement in any Loan Document shall be deemed to refer to the Loan Agreement, as amended by this Modification. The execution, delivery and effectiveness of this Modification shall not operate as a waiver of any Default or Event of Default, or of any right, power or remedy of Bank under the Loan Agreement or any other Loan Document nor constitute a waiver of any provision of the Loan Agreement or any other Loan Document.

(b) By signing in the space provided below, each Guarantor hereby ratifies in all respects such Guarantor's separate Guaranty Agreement and confirms such Guaranty Agreement remains in full force and effect.

Section 5.2 Survival of Agreements. All representations, warranties, covenants and agreements of the Borrowers and Guarantors herein shall survive the execution and delivery of this Modification and the performance hereof, and shall further survive until all of the Obligations are paid in full. All statements and agreements contained in any certificate or instrument delivered by the Borrowers and Guarantors hereunder or under the Loan Agreement or the Guaranty to Bank shall be deemed to constitute representations and warranties by, or agreements and covenants of, the Borrowers and Guarantors under this Modification and under the Loan Agreement and Guaranty.

Section 5.3 Loan Document. This Modification is a Loan Document, and all provisions in the Loan Agreement pertaining to Loan Documents apply hereto.

Section 5.4 Governing Law. THIS MODIFICATION HAS BEEN EXECUTED OR COMPLETED AND/OR IS TO BE PERFORMED IN NEW YORK, AND IT AND ALL TRANSACTIONS HEREUNDER OR PURSUANT HERETO SHALL BE GOVERNED AS TO INTERPRETATION, VALIDITY, EFFECT, RIGHTS, DUTIES AND REMEDIES OF THE PARTIES HEREUNDER AND IN ALL RESPECTS BY THE LAWS OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF, BUT INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW.

Section 5.5 <u>Counterparts; Fax</u>. This Modification may be executed in any number of counterparts and signature pages may be detached from multiple separate counterparts and attached to the same document. A telecopy or other electronic transmission of any such executed counterpart signature page shall be deemed valid as an original.

Section 5.6 <u>References</u>. All references in the Loan Agreement to "this Agreement" shall be deemed to refer to the Loan Agreement as amended hereby; and any and all references in the Loan Documents to the Loan Agreement shall be deemed to refer to the Loan Agreement as amended hereby.

Section 5.7 <u>Costs and Expenses</u>. Borrowers hereby reaffirm their agreement under the Loan Agreement to pay or reimburse Bank on demand for all reasonable costs and expenses incurred by Bank in connection with the Loan Documents, including without limitation all reasonable fees and disbursements of legal counsel. Without limiting the generality of the foregoing, Borrowers specifically agree to pay all reasonable fees and disbursements of counsel to Bank for the services performed by such counsel in connection with the preparation of this Modification and the documents and instruments incidental hereto. Borrowers hereby agree that Bank may, at any time or from time to time in its sole discretion and without further authorization by Borrowers, make a loan to Borrowers under the Loan Agreement, or apply the proceeds of any loan, for the purpose of paying any such fees, disbursements, costs and expenses.

THIS MODIFICATION AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[The Remainder of this Page is Intentionally Left Blank]

IN WITNESS WHEREOF, this Modification is executed as of the date first above written.

BORROWERS:

ORGANIC PRODUCTS TRADING COMPANY LLC

By: /s/ Andrew Gordon
     Andrew Gordon, Manager

COFFEE HOLDING CO., INC.

By: /s/ Andrew Gordon
     Andrew Gordon, Manager

BANK/LENDER:

WEBSTER BANK

By: /s/ Mark J. Long
     Mark J. Long, Managing Director

[Signatures Continued On Next Page]

Agreed and acknowledged:

SONOFRESCO, LLC, Guarantor

By:	/s/ Andrew Gordon
Name:	Andrew Gordon
Title:	Manager

COMFORT FOODS, INC., Guarantor

By:	/s/ Andrew Gordon
Name:	Andrew Gordon
Title:	Manager

GENERATIONS COFFEE COMPANY, LLC, Guarantor

By:	/s/ Andrew Gordon
Name:	Andrew Gordon
Title:	President

Validity Guarantors:

/s/ Andrew Gordon
Andrew Gordon

/s/ David Gordon
David Gordon

Exhibit A to Eighth Loan Modification Agreement

AMENDED AND RESTATED

LOAN AND SECURITY AGREEMENT

BY AND BETWEEN

WEBSTER BANK, NATIONAL ASSOCIATION
Successor by merger to STERLING NATIONAL BANK

AND

COFFEE HOLDING CO., INC. AND

ORGANIC PRODUCTS TRADING COMPANY LLC

(AS CO- BORROWERS)

DATED: April 25, 2017

Table of Contents


AMENDED AND RESTATED

LOAN AND SECURITY AGREEMENT


This **AMENDED AND RESTATED LOAN AND SECURITY AGREEMENT** (this "Agreement") is entered into at New York, New York, as of April 25, 2017, by and among **COFFEE HOLDING CO., INC.** ("Coffee Holding"), a Nevada corporation, and **ORGANIC PRODUCTS TRADING COMPANY LLC** ("Organic Products"), a Delaware limited liability company, each with its principal and executive offices located at 3475 Victory Boulevard, Staten Island, New York 10314 (collectively and individually, and jointly and severally, "Borrower(s)" or "Loan Party(ies)" or "Entity Loan Party(ies)") and ~~STERLING NATIONAL BANK,~~ **WEBSTER BANK, NATIONAL ASSOCIATION**, successor by merger to Sterling National Bank, a national banking association, with an address of ~~400 Rella Boulevard, Montebello, New York 10901-4256, and with another office located at 500 Seventh~~ 360 Lexington Avenue, 5th Floor, New York, New York ~~10018~~ 10017 (the "Bank" or "Lender");

WHEREAS, Coffee Holding and Organic Products executed and delivered to the Bank various loan documents (the "Existing Loan Documents"), pursuant to which the Bank extended to such Borrowers two revolving credit facilities (the "Initial Loan Facilities"), and the Bank has made extensions of credit under the Initial Loan Facilities; and

WHEREAS, Coffee Holding has requested that the Bank consent to the (i) formation of Sonofresco, LLC, as a wholly owned Subsidiary thereof, and the acquisition of the assets of Coffee Kinetics, LLC by Sonofresco, LLC and (ii) stock acquisition by Coffee Holding of Comfort Foods, Inc. ("Comfort"); and

WHEREAS, it has been determined that the Initial Loan Facilities should be amended and restated to address the restructuring of the Initial Loan Facilities to provide for, *inter alia*, the addition of Sonofresco and Comfort as Guarantors, the consolidation of the Initial Loan Facilities and to re-evidence the "Obligations" under, and as defined in, the Existing Loan Documents, which shall be repayable in accordance with the terms of this Agreement, and the restatement of the terms and conditions of the Initial Loan Facilities; and

WHEREAS, it is the intent of the parties hereto that this Agreement not constitute a novation of the obligations and liabilities of the parties under the Existing Loan Documents or be deemed to evidence or constitute full repayment of such obligations and liabilities, but that this Agreement and Loan Documents amend and restate in its entirety the Existing Loan Documents; and

WHEREAS, it is also the intent of the parties to confirm that (i) all obligations under the "Loan Documents" (as referred to and defined in the Existing Loan Documents) shall continue in full force and effect as modified and/or restated by the Loan Documents (as referred to and defined herein), (ii) all Liens and security interests granted by the Loan Parties to secure such obligations are in all respects continuing in full force and effect and (iii) from and after the Closing Date, all references to the "Loan Agreement" or "Agreement" contained in any such existing "Loan Documents" shall be deemed to refer to this Agreement.

NOW THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, including the granting by the Bank of financial accommodations to or for the benefit of the Borrowers, the Borrowers represent and agree with the Bank, as of the date hereof and as of the date of each loan, credit and/or other financial accommodation, as follows:

1. THE LOANS

1.1 <u>Loans.</u>

(a)   <u>Revolving Loans</u>. Subject to the terms and conditions of this Agreement and the other Loan Documents, during the term of this Agreement, the Bank, absent the occurrence of a Default or an Event of Default, may make revolving loans to the Borrowers (the "<u>Revolving Loans</u>") in an amount not to exceed the lesser of the Borrowing Base and the Maximum Facility Amount, except as such amount may be increased or decreased by Bank, in its sole discretion (the "<u>Revolving Credit Facility</u>"). Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, repay and re-borrow Revolving Loans.

A request for a Revolving Loan shall be made or shall be deemed to be made, each in the following manner: Unless otherwise agreed by Lender, each request for a Loan shall be irrevocable. The Borrower shall give the Bank same-day notice, no later than 11:00 A.M. (New York time) on any Business Day, of its request for a Revolving Loan, in which notice the Borrower shall specify the amount of the proposed Revolving Loan and the proposed borrowing date, which must be a Business Day; provided, however, that no such request may be made at a time when there exists a Default or an Event of Default. Each check presented for payment against the Borrower's controlled disbursement account, if any, at Bank and any other charge or request for payment against such controlled disbursement account shall constitute a request for a Revolving Loan. As an accommodation to the Borrower, the Bank may permit telephone requests for Revolving Loans and electronic transmittal of instructions, authorizations, agreements or reports to the Bank by the Borrower. Unless the Borrower specifically directs the Bank in writing not to accept or act upon telephonic or electronic communications from the Borrower, the Bank shall have no liability to the Borrower for any loss or damage suffered by the Borrower as result of the Bank's honoring of any requests, execution of any instructions, authorizations or agreements or reliance on any reports communicated to it telephonically or electronically and purporting to have been sent to the Bank by the Borrower and the Bank shall have no duty to verify the origin of any such communications or the authority of the Person sending it.

The Borrower hereby irrevocably authorizes the Bank to disburse the proceeds of each Revolving Loan requested by the Borrower as follows: the proceeds of each Revolving Loan requested under Section 1(a) shall be disbursed by Bank in lawful money of the United States of America in immediately available funds, in the case of the initial borrowing, in accordance with the terms of the written disbursement letter from Borrower, and in the case of each subsequent borrowing, by credit to any account of Borrower at Bank or by wire transfer or Automated Clearing House (ACH) transfer to such bank accounts as may be agreed upon by the Borrower and the Bank from time to time, or elsewhere if pursuant to a written direction from the Borrower.

(b)   Sub-Limits. Within the Revolving Credit Facility and the Maximum Facility Amount (as defined in Annex 2) there shall be the following sublimits:

    1.   [Reserved].

(c)   Sonofresco, LLC. The Bank hereby consents to the June 23, 2016 formation of Sonofresco, LLC, as a wholly owned Subsidiary of Coffee Holding, and to the June 29, 2016 acquisition of the assets of Coffee Kinetics, LLC by Sonofresco, LLC pursuant to that certain Asset Purchase and Sale Agreement between Coffee Kinetics, LLC (as Seller) and Sonofresco, LLC (as Buyer) dated June 23, 2016.

(d)   Comfort Foods, Inc. The Bank hereby consents to the acquisition of the stock of Comfort Foods, Inc. by Coffee Holding pursuant to that certain Stock Purchase Agreement among Stephen J. Beattie and Victor Janovich (as Sellers), Comfort Foods, Inc. and Coffee Holding (as Buyer) dated _____ 2017.

1.2 Revolving Loan Account. An account of the Borrowers shall be opened on the books of Bank in which account (the "Revolving Loan Account") a record will be kept of all Revolving Loans to the Borrowers, and all payments thereon and other appropriate debits and credits as provided by this Agreement. No failure of the Bank to make, and no error by the Bank in making, any entry in such books will affect the Borrowers' obligation to repay the full principal amount advanced by the Bank to or for the account of the Borrowers or the Borrowers' obligation to pay interest thereon at the agreed upon rate.

1.3 Interest.

(a)   Rate. All Loans and the outstanding amount of all other Obligations shall bear interest, in the case of Loans, on the unpaid principal amount thereof from the date such Loans are made and, in the case of such other Obligations, from the date such other Obligations are due and payable until, in all cases, paid in full, except as otherwise provided in clause (c) below, at the rate(s) set forth in Annex 2.

(b)   Payments. Interest accrued shall be payable in arrears (i) if accrued on the principal amount of any Loan, (A) at maturity (whether by acceleration or otherwise) and (B) on the first day of each month commencing on the first such day following the making of such Loan and (ii) if accrued on any other Obligation, on demand from and after the time such Obligation is due and payable (whether by acceleration or otherwise).

(c)   Default Interest. Notwithstanding the rates of interest specified in clause (a) above or elsewhere in any Loan Document, effective immediately upon (A) the occurrence of any Event of Default under Sections 6.1(k) or 6.1(l) or (B) the delivery of a notice by the Bank to the Borrowers during the continuance of any other Event of Default and, in each case, for as long as such Event of Default shall be continuing, the principal balance of all Obligations (including any Obligation that bears interest by reference to the rate applicable to any other Obligation) then due and payable shall bear interest at a rate that is 5% per annum in excess of the interest rate otherwise applicable to such Obligations from time to time, payable on demand or, in the absence of demand, on the date that would otherwise be applicable.

(d)   Savings Clause. Anything herein to the contrary notwithstanding, the obligations of the Borrowers hereunder shall be subject to the limitation that payments of interest shall not be required, for any period for which interest is computed hereunder, to the extent (but only to the extent) that contracting for or receiving such payment by the Bank would be contrary to the provisions of any law applicable to the Bank limiting the highest rate of interest which may be lawfully contracted for, charged or received by the Bank, and in such event the Borrowers shall pay the Bank interest at the highest rate permitted by applicable law ("Maximum Lawful Rate"); provided, however, that if at any time thereafter the rate of interest payable hereunder is less than the Maximum Lawful Rate, the Borrowers shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by the Bank is equal to the total interest that would have been received had the interest payable hereunder been (but for the operation of this paragraph) the interest rate payable since the Closing Date as otherwise provided in this Agreement.

(e)   In connection with the use or administration of Term SOFR, Lender will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Lender will promptly notify the Borrower of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

(f)   Determination of Interest Rate

(i) Subject to Section 1.16, if, on or prior to the first day of any Interest Period for any SOFR Rate Loan, Lender determines (A) (which determination shall be conclusive and binding absent manifest error) that "Adjusted Term SOFR" cannot be determined pursuant to the definition thereof, or (B) that for any reason in connection with any request for a SOFR Rate Loan that Adjusted Term SOFR for any requested Interest Period with respect to a proposed SOFR Rate Loan does not adequately and fairly reflect the cost to Lender of funding such Loan, the Lender will promptly so notify the Borrower.

(ii) Upon notice thereof by Lender to the Borrower, any obligation of the Lender to make SOFR Rate Loans shall be suspended (to the extent of the affected SOFR Rate Loans or affected Interest Periods) until the Lender revokes such notice and Adjusted Term SOFR shall be a rate per annum determined by the Lender in its Permitted Discretion.

1.4 Maturity Date. The Borrowers hereby unconditionally promise to pay to the Bank the then unpaid principal amount of all loans and advances made respecting the Revolving Loans, together with all accrued interest thereon and all other amounts due and payable hereunder in connection with the Revolving Loans, on the Maturity Date or such earlier date following acceleration thereof or the termination of this Agreement. In addition, the Bank's agreement to advance funds respecting the Revolving Loans shall expire on the Maturity Date and there shall be no further advances respecting the Revolving Loans unless the Bank agrees, in writing, in its sole discretion, to extend the Maturity Date. Anything to the contrary notwithstanding, if the Bank makes advances in its sole discretion beyond any Maturity Date, either with or without an agreed extension thereof with or without a writing, all such advances shall constitute Obligations, shall be secured by the Collateral, and shall be governed by the Loan Documents.

1.5 Other Obligations Due at Maturity. In the event that the Revolving Credit Facility matures or is terminated for any reason prior to its Maturity Date, then in such event the principal balance, accrued and unpaid interest and all other sums due or outstanding under any loan or advance not arising from the Revolving Credit Facility shall accelerate and become due and payable simultaneously with the payment of all sums due and payable under the Revolving Credit Facility.

1.6 Monthly Statement and Automatic Charges. At the option of the Bank, after the end of each month, the Bank may, but shall not be obligated to, render to the Borrowers a statement of the Credit Extensions showing the loan balance and all applicable credits and debits. Each statement shall be conclusive, binding and final for all purposes, absent manifest error and deemed to have been accepted by the Borrower and shall be binding upon the Borrowers in respect of the loan balance and all charges, debits and credits of whatsoever nature contained therein respecting the Credit Extensions, unless the Borrowers notify the Bank in writing of any discrepancy within twenty (20) days from the transmittal by the Bank to the Borrower of any such monthly statement. At the option of the Bank, all payments in respect of any Obligation will automatically be debited from any of the Borrowers' accounts, as elected by the Bank.

1.7 Fees. The Borrowers shall pay to the Bank all of the fees set forth on Annex 2 hereto.

1.8 Computations of Interest and Fees. All computations of interest and of fees (other than flat fees) shall be made by the Bank on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest and fees are payable. Each determination of an interest rate or the amount of a fee hereunder shall be made by the Bank and shall be conclusive, binding and final for all purposes, absent manifest error. All fees shall be (a) deemed to be an Obligation, (b) fully earned on the earlier of (i) the date specified such fee is earned or (ii) the date such fee is payable and (c) nonrefundable and shall not be subject to reduction, rebate or proration whatsoever.

1.9 Increased Costs; Capital Requirements.

(a)   Increased Costs. If at any time the Bank determines that, after the date hereof, the adoption of, or any change in or in the interpretation, application or administration of, or compliance with, any law, statute, rule, regulation or other similar Requirements of Law of any Governmental Authority shall have the effect of (i) increasing the cost to the Bank of making, funding or maintaining any Credit Extension or to agree to do so or of participating, or agreeing to participate, in extensions of credit, or (ii) imposing any other cost to the Bank with respect to compliance with its obligations under any Loan Document, then, upon demand by the Bank, the Borrowers shall pay to the Bank amounts sufficient to compensate the Bank for such increased cost.

(b) <u>Increased Capital Requirements</u>. If at any time the Bank determines that, after the date hereof, the adoption of, or any change in or in the interpretation, application or administration of, or compliance with, any Requirement of Law from any Governmental Authority regarding capital adequacy, reserves, special deposits, compulsory loans, insurance charges against property of, deposits with or for the account of, Obligations owing to, or other credit extended or participated in by, the Bank or any similar requirement shall have the effect of reducing the rate of return on the capital of the Bank's (or any Person controlling the Bank) as a consequence of its obligations under or with respect to any Loan Document to a level below that which, taking into account the capital adequacy policies of the Bank or Person, the Bank or Person could have achieved but for such adoption or change, then, upon demand from time to time by the Bank, the Borrowers shall pay to the Bank amounts sufficient to compensate the Bank for such reduction.

(c) <u>Compensation Certificate</u>. Each demand for compensation under this <u>Section 1.9</u> shall be accompanied by a certificate of the Bank claiming such compensation, setting forth in reasonable detail the computation of the amounts to be paid hereunder, which certificate shall be conclusive, binding and final for all purposes, absent manifest error. In determining such amount, the Bank may use any reasonable averaging and attribution methods.

1.10 <u>Taxes.</u>

(a) <u>Payments Free and Clear of Taxes</u>. Except as otherwise provided in this <u>Section 1.10</u>, each payment by Borrowers under any Loan Document shall be made free and clear of all present or future taxes, levies, imposts, deductions, charges or withholdings and all liabilities with respect thereto (and without deduction for any of them) (collectively, the "<u>Taxes</u>") other than for taxes measured by net income (including branch profits taxes) and franchise taxes imposed in lieu of net income taxes, in each case imposed on the Bank as a result of a present or former connection between the Bank and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than such connection arising solely from the Bank having executed, delivered or performed its obligations or received a payment under, or enforced, any Loan Document).

(b) <u>Gross-Up</u>. If any Taxes shall be required by law to be deducted from or in respect of any amount payable under any Loan Document to the Bank (i) such amount shall be increased as necessary to ensure that, after all required deductions for Taxes are made (including deductions applicable to any increases to any amount under this <u>Section 1.10</u>), the Bank receives the amount it would have received had no such deductions been made, (ii) the Borrowers shall make such deductions and (iii) the Borrowers shall timely pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable Requirements of Law.

-6-

(c)   <u>Other Taxes</u>. In addition, Borrowers agree to pay, and authorizes the Bank to pay in its name to the extent such party fails to do so, on or prior to the date when due, any stamp, documentary, excise or property tax, charges or similar levies imposed by any applicable Requirement of Law or Governmental Authority and all liabilities with respect thereto (including by reason of any delay in payment thereof), in each case arising from the execution, delivery or registration of, or otherwise with respect to, any Loan Document or any transaction contemplated therein (collectively, "<u>Other Taxes</u>"). Within thirty (30) days after the date of any payment of Taxes or Other Taxes by the Borrowers, the Borrowers shall furnish to the Bank, the original or a certified copy of a receipt evidencing payment thereof.

(d)   <u>Indemnification</u>. The Borrowers shall reimburse and indemnify, within thirty (30) days after receipt of demand therefor the Bank for all Taxes and Other Taxes (including any Taxes and Other Taxes imposed by any jurisdiction on amounts payable under this <u>Section 1.10</u>) paid by the Bank and any liabilities arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. A certificate of the Bank claiming any compensation under this <u>clause (d)</u>, setting forth in reasonable detail the computation of the amounts to be paid thereunder and delivered to the Borrowers shall be conclusive, binding and final for all purposes, absent manifest error. In determining such amount, the Bank may use any reasonable averaging and attribution methods.

1.11 <u>Initial Conditions to Credit Extensions.</u> The Bank's obligation to make the first Credit Extension hereunder shall be subject to the fulfillment by Borrowers on or before the Closing Date of all conditions required by the Bank in its sole discretion, including those set forth in Section 3 of <u>Annex 2</u>.

1.12 <u>Subsequent Conditions to Credit Extensions.</u> The Bank's obligation to make Credit Extensions after the Closing Date shall be subject to the fulfillment by the Borrowers on or before the date thereof of the following conditions precedent:

(a)   <u>Representations and Warranties True, Complete and Correct</u>. Each representation and warranty of Borrowers contained herein and in any agreement or instrument furnished to the Bank shall be true, complete and correct in all material respects as of the date of said Credit Extension (except for representations which by their terms relate to a different date, in which case said representations and warranties shall continue to have been true, complete and correct in all material respects as of said date); and

(b)   <u>No Material Adverse Change</u>. There shall have been no Material Adverse Effect since the Closing Date; and

(c)   <u>No Default</u>. There shall have occurred no Event of Default or any condition or event which would upon notice or lapse of time, or both, constitute an Event of Default; and

(d)   <u>Additional Conditions</u>. Any additional conditions set forth in <u>Section 3</u> of <u>Annex 2</u> shall have been satisfied.

1.13 <u>Letters of Credit.</u>

(a)   <u>Issuance of Letters of Credit</u>. Subject to all of the terms and conditions hereof, Bank agrees to establish the LC Facility pursuant to which, during the period from the date hereof to the Maturity Date, the Bank on behalf of any Borrower shall make available to the Borrower one or more Letters of Credit on the Borrower's request therefor from time to time, subject to the following terms and conditions:

(i) The Bank will not be required to issue any Letter of Credit to the extent that the issuance thereof would cause the LC Obligations to exceed the Maximum LC Obligation or the sum of Revolving Loans plus the LC Obligations to exceed the Maximum Facility Amount.

(ii) The Borrower acknowledges that the Bank's willingness to issue any Letter of Credit is conditioned upon (a) the Bank's receipt of (i) an LC Application executed by an Authorized Person with respect to the requested Letter of Credit, (ii) such LC Support as the Bank, in the exercise of its sole discretion, requests, and (iii) such other instruments and agreements as the Bank may customarily require for the issuance of a letter of credit of equivalent type and amount as the requested Letter of Credit, and (b) the satisfaction of each of the LC Conditions and compliance with Section 1.11. In no event shall the Bank have any liability or obligation to Borrower for any failure or refusal by the Bank to issue, for the Bank's delay in issuing, or for any error of the Bank in issuing or failure to issue, any Letter of Credit.

(iii) Letters of Credit may be requested only if they are to be used (a) to support obligations of the Borrower incurred in the ordinary course of business of the Borrower, or (b) for such other purposes as the Bank may approve from time to time in writing.

(iv) The Borrower shall comply with all of the terms and conditions imposed on it by the Bank, whether such terms and conditions are contained in an LC Application or in any agreement with respect thereto, shall pay all of the Bank's fees customarily charged in connection with the application for, issuance, and negotiation of letters of credit, and all of the rights and remedies that the Bank has under an LC Application or any agreement related thereto shall be in addition to any rights and remedies of the Bank contained in any of the Loan Documents. The Borrower agrees to reimburse the Bank for any draw under any Letter of Credit on the date drawn, and to pay the Bank the amount of all other liabilities and obligations payable to the Bank under or in connection with any Letter of Credit immediately when due, irrespective of any claim, setoff, defense or other right that the Borrower may have at any time against the Bank or any other Person. Until the Bank has received payment from the Borrower in accordance with the foregoing provisions of this clause (iv), the Bank, in addition to all of its other rights and remedies under this Agreement, shall (A) be entitled to interest at the rate otherwise applicable to Revolving Loans hereunder (including, if applicable, the rate in 1.3(c)) and (B) be fully subrogated to the rights and remedies of each beneficiary under a Letter of Credit whose claims against the Borrower have been discharged with the proceeds of such Letter of Credit. Whether or not the Borrower submits any request for a Revolving Loan to the Bank, the Borrower shall be deemed to have requested from the Bank a Revolving Loan in an amount necessary to pay to the Bank all amounts due the Bank pursuant to this clause (iv).

(v) The Borrower assumes all risks of the acts, omissions or misuses of any Letter of Credit by the beneficiary thereof. The obligation of the Borrower to reimburse the Bank for all amounts paid by the Bank by reason of a Letter of Credit shall be absolute, unconditional and irrevocable, and shall be paid without regard to any lack of validity or enforceability of any Letter of Credit, the existence of any claim, setoff, defense or other right which the Borrower may have at any time against a beneficiary of any Letter of Credit, or improper honor by the Bank of any draw request under a Letter of Credit. If presentation of a demand, draft, certificate or other document does not comply with the terms of a Letter of Credit and the Borrower contends that, as a consequence of such noncompliance, it has no obligation to reimburse the Bank for any payment made with respect thereto, the Borrower shall nevertheless be obligated to reimburse the Bank for any payment made by the Bank with respect to such Letter of Credit, but without waiving any claim the Borrower may have against the Bank in connection therewith.

(vi) No Letter of Credit shall be extended or amended in any respect unless all of the LC Conditions are met as though a new Letter of Credit were being requested and issued.

(b) <u>Cash Collateral Account</u>. Upon the Bank's demand therefor with respect to any given Letter of Credit, and in the case of any Letter of Credit which expires according to its terms after the Maturity Date of the Revolving Credit Facility, the Borrower shall Cash Collateralize such Letter of Credit in an amount equal to 110% of the sum of aggregate undrawn amounts of such Letter of Credit plus all related fees and other amounts due or to become due in connection with such Letter of Credit and related LC Obligations. The Borrower hereby pledges to the Bank and grants to the Bank a security interest in all Cash Collateral held in the Cash Collateral Account from time to time and all proceeds thereof, as security for the payment of all Obligations, whether or not then due or payable. From time to time after cash is deposited in the Cash Collateral Account (which Cash Collateral Account may, in the Bank's sole discretion, be a separate, segregated account maintained at the Bank), the Bank may apply Cash Collateral then held in the Cash Collateral Account to the payment of any amounts, in such order as the Bank may elect, as shall be or shall become due and payable by the Borrower to the Bank with respect to the LC Obligations. Neither the Borrower nor any other Person claiming by, thru, under or on behalf of the Borrower shall have any right to withdraw any of the Cash Collateral held in the Cash Collateral Account, provided that upon termination or expiration of all Letters of Credit and the payment and satisfaction of all of the LC Obligations, any Cash Collateral remaining in the Cash Collateral Account shall be returned to the Borrower unless an Event of Default then exists (in which event the Bank may apply such Cash Collateral to the payment of any other Obligations outstanding, with any surplus to be turned over to the Borrower).

1.14 <u>Restatement of Revolving Credit Facility.</u> Except as expressly modified in this Agreement and any agreement, instrument or document executed in conjunction herewith, each of the Existing Loan Documents remain in full force and effect including all recordings and filings. In the event that there is a conflict between provisions of the Existing Loan Documents on the one hand, and this Amended and Restated Loan and Security Agreement and any agreements, instruments and documents executed in conjunction herewith on the other hand, the provisions of the latter shall govern, it being acknowledged and agreed that nothing in any of the Loan Documents shall in any way adversely affect any prior recordings or filings made in connection with the Existing Loan Documents. This Agreement (together with all documents executed in conjunction herewith) restates the Revolving Credit Facility; provided, however, that this Agreement (together with all documents executed in conjunction herewith) is not intended to be, nor shall it be construed as, (i) an extinguishment of the outstanding indebtedness owed to the Bank under Existing Loan Documents, or (ii) an extinguishment of any liens or security interests previously granted to the Bank pursuant to the Existing Loan Documents, all of which are to continue in full force and effect for the benefit of, and in all respects shall remain enforceable by, the Bank, such that the existence and priority of all previously created liens and security interests shall continue uninterrupted from the dates originally established. This Agreement is given in amendment, modification, and restatement, but not in extinguishment or novation of the Existing Loan Documents or any Obligations heretofore arising therefrom, which Obligations are continued under the terms of this Agreement and are secured by the Collateral, anything to the contrary notwithstanding.

1.15 <u>Illegality. If Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for Lender or its applicable lending office to make, maintain or fund Loans hereunder, any obligation of Lender to make SOFR Rate Loans shall be suspended until Lender notifies the Borrower that the circumstances giving rise to such determination no longer exist and the Adjusted Term SOFR shall be a rate per annum determined by the Lender in its Permitted Discretion. Upon receipt of such notice, the Borrower shall, if necessary to avoid such illegality, upon demand from Lender, prepay all SOFR Rate Loans either on the last day of the Interest Period therefor, if Lender may lawfully continue to maintain such SOFR Rate Loans to such day, or immediately, if Lender may not lawfully continue to maintain such SOFR Rate Loans to such day until it is no longer illegal for Lender to determine or charge interest rates based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR. Upon any such prepayment, the Borrower shall also pay accrued interest on the amount so prepaid.</u>

1.16 <u>Benchmark Replacement Settings.</u>

(a) <u>Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, Lender and the Borrower (without, except as specifically provided in the following two sentences, any action or consent by any other party to this Agreement) may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Lender has delivered such proposed amendment to Borrower . No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 1.16 will occur prior to the applicable Benchmark Transition Start Date.</u>

(b) <u>Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Lender will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.</u>

(c) Notices; Standards for Decisions and Determinations. The Lender will promptly notify the Borrower of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Lender will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 1.16(d). Any determination, decision or election that may be made by the Lender pursuant to this Section 1.16(c), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 1.16(c).

(d) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Lender in its reasonable discretion or (B) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then the Lender may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, non-representative, non-compliant or non-aligned tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks for a Benchmark (including a Benchmark Replacement), then the Lender may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e) Conflict. In the event the provisions of this Section 1.16 conflict with any other Section of this Loan Agreement, this Section 1.16 shall govern.

2. GRANT OF SECURITY INTEREST AND COLLATERAL MATTERS

2.1 <u>Grant of Security Interest.</u> In consideration of the Bank's extending credit and other financial accommodations to or for the benefit of the Borrowers, whether under the Existing Loan Documents, this Agreement or otherwise, and whether evidenced by notes or not, Borrowers have heretofore granted and continue to grant, and all Borrowers hereby grant, to the Bank a first priority security interest in, a lien on, and pledge and assignment of the Collateral owned by Borrowers. The security interest, lien, pledge and assignment granted by the Existing Loan Documents and this Agreement are given to and shall be held by the Bank as security for the payment and performance of all Obligations, including, without limitation, all amounts outstanding pursuant to the Loan Documents. All prior granting of security interests, pledges, liens, mortgages, assignments, hypothecations, filings and recordings, if any, shall continue to remain in full force and effect.

2.2 <u>Borrowing Base.</u> The Bank shall have the right from time to time, in its sole discretion, to amend, substitute or modify the percentages set forth in the definition of Borrowing Base and the definition of Eligible Accounts, Eligible Inventory and the form of Borrowing Base Certificate.

2.3 <u>Allowances.</u> Unless an Event of Default shall have occurred, Borrowers may grant such allowances or other adjustments to Account Debtors (exclusive of extending the time for payment of any item which shall not be done without first obtaining the Bank's written consent in each instance) as Borrowers may reasonably deem to accord with sound business practice, including, without limiting the generality of the foregoing, accepting the return of all or any part of goods sold (subject to the provisions set forth in this Agreement with reference to returned goods).

2.4 <u>Records.</u> Borrowers shall hold their books and records relating to the Collateral segregated from all Borrowers' other books and records in a manner satisfactory to the Bank; and shall deliver to the Bank from time to time promptly at its request all invoices, original documents of title, contracts, chattel paper, instruments and any other writings relating thereto, and other evidence of performance of contracts, or evidence of shipment or delivery of the merchandise or of the rendering of services; and Borrowers will deliver to the Bank promptly at the Bank's request from time to time additional copies of any or all of such papers or writings, and such other information with respect to any of the Collateral and such schedules of inventory, schedules of accounts and such other writings as the Bank may in its sole discretion deem to be necessary or effectual to evidence any loan hereunder or the Bank's security interest in the Collateral.

2.5 <u>Legends.</u> Borrowers shall promptly make, stamp or record such entries or legends on Borrowers' books and records or on any of the Collateral (including, without limitation, chattel paper) as Bank shall request from time to time, to indicate and disclose that Bank has a security interest in such Collateral.

2.6 <u>Inspection.</u> The Bank, or its representatives, at such times as are set forth in Annex 2, shall have the right at the sole cost and expense of Borrowers, and Borrowers will permit the Bank and/or its representatives: (a) to examine, check, make copies of or extracts from any of Borrowers' books, records and files (including, without limitation, orders and original correspondence); (b) to perform field exams or otherwise inspect and examine the Collateral and to check, test or appraise the same as to age, quality, quantity, value and condition; and (c) to verify the Collateral or any portion or portions thereof or Borrowers' compliance with the provisions of this Agreement. The costs of such field exams and inspections shall consist of a per-person auditor charge as are set forth in <u>Annex 2</u> or the actual costs if such auditor is retained by the Bank. Borrowers hereby irrevocably authorize and direct all accountants and auditors employed or engaged by Borrowers at any time during the term of this Agreement and all data processing centers or other persons having information relevant to Borrowers' financial condition to deliver copies of all materials in their possession to the Bank upon the Bank's request therefor.

2.7 <u>Purchase Money Security Interests.</u> To the extent Borrowers use proceeds of any loans to purchase Collateral, the repayment of such loans shall be on a "first-in-first-out" basis so that the portion of the loan used to purchase a particular item of Collateral shall be repaid in the order in which Borrowers purchased such item of Collateral.

2.8 <u>Search Reports and Credit Reports.</u> Bank shall receive, prior to the date of this Agreement and from time to time thereafter as Bank may determine in its reasonable discretion, UCC search results under all names used by Borrowers during the prior five (5) years, from each jurisdiction where any Collateral is located, from the State, if any, where Borrowers are organized and registered, the State where Borrowers' chief executive office is located and all other locations deemed necessary by the Bank. The search results shall confirm that the Lien on the Collateral granted Bank hereunder is prior to all other Liens in favor of any other Person. The Bank is authorized to make all inquiries the Bank deems necessary to verify the accuracy of the information in respect of Borrowers contained in the Loan Documents and to determine the credit worthiness of Borrowers. Borrowers authorize any Person or credit reporting agency to give to the Bank any information it may have on Borrowers. Borrowers authorize the Bank to answer questions about Borrowers' credit experience with the Bank.

2.9 <u>Further Assurances.</u> Borrowers will, at the request of the Bank, from time to time, at its own cost and expense, execute and deliver to Bank such documents, and take or cause to be taken, all such other or further action, as Bank may request in order to effect and confirm or vest in Bank all rights contemplated by this Agreement and the other Loan Documents (including, without limitation, to correct clerical errors) or to vest more fully in or assure to the Bank the security interest in the Collateral granted to the Bank by this Agreement or to comply with applicable statute or law and to facilitate the collection of the Collateral (including, without limitation, the execution of stock transfer orders and stock powers, endorsement of promissory notes and instruments and notifications to obligors on the Collateral). To the extent permitted by applicable law, Borrowers authorize the Bank to file financing statements, continuation statements or amendments, and any such financing statements, continuation statements or amendments may be filed at any time in any jurisdiction. Bank may at any time and from time to time file financing statements, continuation statements and amendments thereto which contain any information required by the Code for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including the description of the Collateral as "all assets" or "all property", whether such Borrower is an organization, the type of organization and any organization identification number issued to same. Borrowers agree to furnish any such information to Bank promptly upon request. In addition, Borrowers shall at any time and from time to time take such steps as Bank may reasonably request for Bank (i) to obtain an acknowledgement, in form and substance satisfactory to Bank, of any bailee having possession of any of the Collateral that the bailee holds such Collateral for Bank, (ii) to obtain control of any Collateral comprised of deposit accounts, electronic chattel paper, letter of credit rights or investment property, with any agreements establishing control to be in form and substance satisfactory to Bank, (iii) to obtain a mortgage or deed of trust on any real property owned by Borrowers and to obtain all necessary surveys, title insurance and other requirements in connection with such mortgage or deed of trust, and (iv) otherwise to insure the continued perfection and priority of Bank's security interest in any of the Collateral and the preservation of its rights therein. Borrowers hereby constitute Bank its attorney-in-fact to execute, if necessary, and file all filings required or so requested for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed; and such power, being coupled with an interest, shall be irrevocable until this Agreement terminates in accordance with its terms, all Obligations are irrevocably paid in full and the Collateral is released.

-13-

2.10 <u>Subordination</u>. It is acknowledged that the sum, if any, set forth on <u>Annex 3</u> (such Indebtedness referred to as "<u>Subordinated Debt</u>") is currently due from Borrower to those creditors set forth on <u>Annex 3</u> (each a "<u>Subordinator</u>"). If at any time there shall be Indebtedness that constitutes Subordinated Debt, Borrowers agree to procure from each Subordinator an agreement of subordination (the "<u>Subordination Agreement</u>") satisfactory to the Bank pursuant to which each Subordinator acknowledges and agrees that any Subordinated Debt owed to such Subordinator is subordinate, inferior and subject to the satisfaction of all Obligations due the Bank, and that the failure of such Subordinator to execute and deliver such Subordination Agreement to the Bank shall constitute an Event of Default hereunder.

3. REPRESENTATIONS AND WARRANTIES

In order to induce the Bank to enter into this Agreement and to extend the credit herein provided for, Borrowers represent and warrant to the Bank that:

3.1 <u>Organization and Qualification</u>. Borrower is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to own its property and to carry on its business as now conducted currently proposed to be conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required. The name of each such entity is as set forth on the signature page hereto and none shall change such name, conduct its business in any other name or take title to the Collateral in any other name while this Agreement remains in effect. No Borrower has ever had any name, or conducted business under any name in any jurisdiction, other than its name set forth on the signature page hereto during the past five years except as set forth on <u>Annex 3</u>.

3.2 <u>Authorization; Enforceability</u>. The Transactions are within the corporate, limited liability company, partnership or other analogous powers of Borrower to the extent it is a party thereto and have been duly authorized by all necessary corporate, limited liability company, partnership or other analogous equityholder action, if required. Each Loan Document has been duly executed and delivered by each Borrower to the extent it is a party thereto and constitutes a legal, valid and binding obligation thereof, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally.

3.3 <u>Subsidiaries</u>. All of the Stock of the Borrower is owned beneficially and of record as set forth on <u>Annex 3</u>. As of the Effective Date, Borrower has no Subsidiaries or Affiliates except as set forth on <u>Annex 3</u>.

3.4 <u>Title to Properties; Absence of Liens and Claims</u>. Except as set forth on <u>Annex 3</u>,

(a)   Borrower has good title to, or valid leasehold interests in, all real and personal property material to its business, except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or contemplated to be conducted or to utilize such properties for their intended purposes.

(b)   Borrower owns, or is entitled to use, all trademarks, trade names, copyrights, patents and other intellectual property material to its business, and the use thereof by such Person does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(c)   Borrower does not own any real property.

(d)   No Collateral is in the possession of any Person asserting any claim thereto or security interest therein other than the Bank or its designee.

3.5 <u>Places of Business</u>. Borrower's chief executive office is accurately set forth in the preamble to this Agreement. <u>Annex 3</u> hereto lists the name of each location existing on the date hereof where (i) each Borrower's books and records (including computer printouts and programs) are maintained and (ii) any tangible Collateral is stored or located.

3.6 <u>Validity and Perfection of Security Interest</u>. This Agreement is effective to create in favor of the Bank a legal, valid and enforceable security interest in the Collateral and when (i) financing statements in appropriate form, properly describing the collateral and identifying the appropriate party as debtor and identifying the Bank as the secured party are filed in the office of the secretary of state of the jurisdiction of organization of each applicable party or such other office specified by the Code as necessary for perfection, (ii) the Bank obtains control of Collateral consisting of investment property and possession of Collateral consisting of instruments and (iii) appropriate documents with respect to Patents, Trademarks and Copyrights, if any, are filed in the United States Patent and Trademark Office or the United States Copyright Office, as the case may be, the security interest granted to the Bank shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of Borrower in such Collateral, in each case prior and superior in right to any other Person, other than with respect to Permitted Liens.

3.7 <u>Governmental Approvals; No Conflicts</u>. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except (i) the filing of financing statements and other documents contemplated by <u>Section 3.6</u> (and appropriate amendments and continuations of financing statements that may be required under the Code to maintain the perfection and priority of the Liens of the Bank on the Collateral) and (ii) such as have been obtained or made and are in full force and effect, (b) will not violate any applicable law or regulation or the Organizational Documents of Borrower or any order of any Governmental Authority applicable to any of them, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon Borrower or its assets, or give rise to a right thereunder to require any payment to be made by Borrower, and (d) will not result in the creation or imposition of any Lien on any asset of Borrower (other than Liens in favor of the Bank).

-15-

3.8 <u>Permits</u>. Borrower has the right to use, and is in compliance with, all Permits and other rights that are material to the conduct of its business and knows of no conflict with the valid rights of others which could reasonably be expected to have a Material Adverse Effect. To the best knowledge of the Borrower, no event has occurred which permits or, after notice, lapse of time (or both) or any other condition, could reasonably be expected to permit, the revocation or termination of any such franchise, license or other right which revocation or termination could reasonably be expected to have a Material Adverse Effect.

3.9 <u>Litigation and Environmental Matters</u>. Except as set forth on <u>Annex 3</u>:

(a)   There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting Borrower (i) that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any Loan Document or the Transactions.

(b)   No Borrower (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any Permit or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

Since the date of this Agreement, there has been no change in the status of the matters disclosed on <u>Annex 3</u> that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

3.10 <u>Investment Company Status</u>. No Borrower is an "investment company" as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

3.11 <u>Compliance with Law and Agreements</u>. Borrower is in compliance with all material laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property. No default under any such indenture, agreement or other instrument has occurred and is continuing or would result from the incurrence of the obligations of such parties under the Loan Documents or from the grant or perfection of the Liens granted to the Bank under this Agreement.

3.12 <u>Financial Statements</u>. The Borrower has heretofore furnished to the Bank financial statements. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower and any other entities reflected therein as of such dates and for the indicated periods in accordance with GAAP (subject to normal year-end audit adjustments and the absence of footnotes in the case of quarterly statements) and are consistent with the books and records of the Borrower (which books and records are correct and complete). Since the fiscal year end of the most recent financial statements furnished to the Bank, the Borrower has conducted its business only in the ordinary course and there has been no Material Adverse Change.

3.13 <u>Accounts and Contract Rights</u>. With respect to each Account Receivable: (i) no transaction giving rise to such Account Receivable violated or will violate any applicable federal, state or local law, rule or ordinance, (ii) no Account Receivable is subject to terms prohibiting the assignment thereof or requiring notice or consent to such assignment, except for notices and consents that have been given or obtained, as the case may be, and (iii) each such Account Receivable represents a *bona fide* transaction which requires no further act on Borrower's part to make such Account Receivable payable by the account debtor with respect thereto, and, to the Borrower's knowledge, such Account Receivable is not subject to any offsets or deductions other than credits and discounts to customers in the ordinary course of business and does not represent any consignment sales, guaranteed sale, conditional sale, installment sale, sale-or-return or other similar understanding or any obligation of any Affiliate of Borrower. No contract right, Account Receivable, general intangible or chattel paper is or will be represented by an instrument, and no contract right, account or general intangible is, or will be represented by any conditional or installment sales obligation or other chattel paper.

3.14 <u>Title to Collateral</u>. Borrower has good and valid rights in and title to the Collateral in which it purports to grant a security interest hereunder and has full power and authority to grant to the Bank a Lien on such Collateral pursuant hereto and to execute, deliver and perform its obligations with respect to the Collateral in accordance with the terms of this Agreement, without the consent or approval of any other Person other than any consent or approval which has been obtained. The Collateral owned or held by or on behalf of Borrower is so owned or held by it free and clear of any Lien, except for Permitted Liens. The Lien of the Bank on the Collateral is and shall be prior to any other Lien on any of the Collateral, other than Permitted Liens which by operation of law have priority over such Lien.

3.15 <u>Location of Collateral</u>. Except as set forth on <u>Annex 3</u>, no Collateral is in the possession of, or under the control of, any Person other than Borrower or the Bank. Except for Inventory sold or in transit for sale in the ordinary course of business, Borrower will keep all inventory and equipment only at locations in the continental United States specified in this Agreement or specified to the Bank in writing.

3.16 <u>Loan Party Taxes</u>. Borrower has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid by the relevant due date all Taxes required to have been paid by it.

3.17 <u>Federal Reserve Regulations</u>. No Borrower is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock. None of the Collateral is used or was acquired primarily for personal, family or household purposes

3.18 <u>Labor Matters</u>. As of the date hereof, there are no strikes, lockouts or slowdowns against Borrower pending or, to its knowledge, threatened. The hours worked by and payments made to employees of the Borrower have not been in violation of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters. All material payments due from Borrower, or for which any claim may be made against any such party, on account of wages and employee health and welfare insurance and other benefits, have been paid or, to the extent required by GAAP, accrued as a liability on the books of such party. The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which Borrower is a party or by which it is bound.

3.19 <u>Insurance</u>. <u>Annex 3</u> sets forth a description of all insurance maintained by or on behalf of the Borrower as of the date hereof. As of the date hereof, all premiums in respect of such insurance that are due and payable have been paid.

3.20 <u>Solvency</u>. After giving effect to the transactions contemplated by this Agreement, and before and after giving effect to the making of each Loan, Borrower is Solvent. No transfer of property has been or will be made by Borrower and no obligation has been or will be incurred by Borrower in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of Borrower.

3.21 <u>Disclosure</u>. The Borrower has disclosed to the Bank all agreements, instruments and corporate or other restrictions to which Borrower is subject, and all other matters known to it, that, individually, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other written information furnished by or on behalf of Borrower to the Bank in connection with the negotiation of the Loan Documents or delivered thereunder (as modified or supplemented by other written information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, *provided that*, with respect to projected financial information, Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time and there can be no assurance that actual results will comport with such projections.

3.22 <u>ERISA</u>. Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Tax Code and other federal or state Laws. Each Plan that is intended to qualify under Section 401(a) of the Tax Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the best knowledge of the Borrower, nothing has occurred which would prevent, or cause the loss of, such qualification. The Borrower and each ERISA Affiliate have made all required contributions to each Plan subject to Section 412 of the Tax Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Tax Code has been made with respect to any Plan. No Lien imposed under the Tax Code or ERISA exists or is likely to arise on account of any Plan. There are no pending or, to the best knowledge of the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect. No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability; (iii) neither Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA and other than periodic contribution requirements); (iv) neither Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Sections 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) neither Borrower nor any ERISA Affiliate has engaged in a transaction that could be subject to Sections 4069 or 4212(c) of ERISA, which in each case could reasonably be expected to have a Material Adverse Effect.

3.23 <u>Cross-Collateralization and Cross-Default</u>. All Collateral heretofore, herein or hereafter given or granted to the Bank shall secure payment and performance of all of the Obligations, including any Collateral given or granted to the Bank by any Borrower. All Revolving Loans, loans, advances and all other Obligations shall be and are hereby declared to be cross-collateralized, cross-defaulted and cross-guaranteed. All property of any Borrower of any kind or nature in which Bank has been, is hereunder, or shall hereafter be granted a security interest or a Lien of any kind shall constitute Collateral for all Obligations. Any event of default in connection with any loan, advance or extension of credit made at any time by Bank to any Borrower under any documents executed in connection therewith shall automatically and without further acts on the part of the Bank constitute an event of default under all loans, advances and extensions of credit made at any time by Bank to any Borrower. In such event, Bank shall have available to it all rights and remedies including, but not limited to, acceleration of any or all loans, advances and extensions of credit made at any time by Bank to any Borrower. It shall not be necessary for cross-collateralization, cross-default, cross-acceleration or cross-guarantee language to be inserted into any other previously existing or hereafter created instrument, document or agreement for this section to be fully enforceable by Bank against each Borrower and all of its property of any kind or nature, including such property as is specifically described in this Agreement, any of the other Loan Documents, or any other documents executed by such Borrower in favor of Bank.

3.24 <u>Annex 3 Representations</u>. Borrower warrants and represents that the information set forth on <u>Annex 3</u> annexed hereto and made a part hereof is true and accurate as of the date hereof.


4. AFFIRMATIVE COVENANTS


Until the principal of and interest on each Loan and all fees and other amounts payable under the Loan Documents shall have been paid in full and all Letters of Credit have expired and all LC Obligations have been reimbursed each Entity Loan Party agrees to comply with the covenants set forth in this <u>Article 4</u>.

4.1 <u>Payments and Performance</u>. Borrower will duly and punctually pay all payment Obligations and will duly and punctually perform all other Obligations on its part to be performed under this Agreement.

4.2 <u>Books and Records; Inspection</u>. Borrower will, and will cause each of the Subsidiaries to, at all times keep proper books of account in which full, true and correct entries will be made of its transactions in accordance with generally accepted accounting principles, consistently applied and which are, in the opinion of a Certified Public Accountant acceptable to Bank, adequate to determine fairly the financial condition and the results of operations of Borrower. Borrower will, and will cause each of the Subsidiaries to, at all reasonable times make its books and records available in its offices for inspection, examination and duplication by the Bank and the Bank's representatives and will permit the Bank and the Bank's representatives to (i) inspect the Collateral and all of its properties, (ii) discuss its affairs, finances and condition with its officers and independent accountants and (iii) perform any field examination, Collateral analysis or other business analysis or audit relating to Borrower or any Subsidiary at such reasonable times and as often as reasonably requested (and in any event not less frequently than specified on <u>Annex 2</u>); *provided that*, if no Event of Default exists, the Borrower shall be responsible only for reasonable fees and expenses in connection with any such examination, Collateral analysis or other business analysis or audit as specified in <u>Annex 2</u>. Borrower will from time to time furnish the Bank with such information and statements as the Bank may request in its sole discretion with respect to the Obligations or the Bank's security interest in the Collateral. Borrower shall, during the term of this Agreement, keep the Bank currently and accurately informed in writing of each location where Borrower's records relating to its accounts and contract rights are kept and each of its places of business, and shall not remove such records to another location, change the location of its chief executive office or open or close, move or change any existing or new place of business without the prior written consent of the Bank.

4.3 <u>Financial Statements and Reporting</u>. Borrower will furnish to Bank the financial statements and reports set forth on <u>Annex 2</u> hereto.

4.4 <u>Maintenance of Existence; Conduct of Business</u>. Borrower will, and will cause each of the Subsidiaries to, maintain its existence in good standing and shall do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence and all rights, Permits, privileges and franchises material to the conduct of its business.

4.5 <u>Compliance with Law</u>. Borrower will, and will cause each of the Subsidiaries to, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property.

4.6 <u>Notice to Account Debtors</u>. Borrower (i) agrees, at the request of the Bank, to notify in such manner as the Bank requests any or all of the Account Debtors in writing of the Bank's security interest in the Collateral and (ii) hereby authorizes the Bank to notify any or all of the Account Debtors of the Bank's security interest in the Collateral, such notification to be given at the expense of Borrower.

4.7 <u>Solvency</u>. Borrower will remain Solvent during the term of this Agreement.

4.8 <u>Operating and Deposit Accounts</u>. Borrower shall maintain with the Bank the accounts set forth on <u>Annex 2</u>.

4.9 <u>Payment of Loan Party Taxes, Accounts Payable and Other Obligations</u>. Borrower will, and will cause each of the Subsidiaries to, pay, before the same shall become delinquent or in default, its obligations, including Taxes, except and only to the extent that (a) the validity or amount thereof is being contested in good faith by appropriate proceedings diligently conducted, (b) Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect. The Bank may, at its option, from time to time, discharge any taxes, liens or encumbrances of any of the Collateral, and the Borrower will pay to the Bank on demand or the Bank in its sole discretion may charge to the Borrower all amounts so paid or incurred by it.

4.10 <u>Maintenance of Collateral</u>. Borrower will keep the Collateral and all of its other tangible Property in good repair, working order and condition (ordinary wear and tear excepted). Borrower will immediately notify the Bank of any loss or damage to, or any occurrence which could reasonably be expected to materially adversely affect the value of, any Collateral. The Bank may, at its option, from time to time, take any action that the Bank may deem proper to repair, maintain or preserve any of the Collateral without affecting any of its rights or remedies provided herein or as a secured party under the Code, and the Borrower will pay to the Bank on demand or the Bank in its sole discretion may charge to the Borrower all amounts so paid or incurred by it, which amount shall be added to the amount of the indebtedness secured by the Collateral.

4.11 <u>Insurance</u>. Borrower will maintain in full force and effect property insurance on all Collateral and any other property of Borrower, if any, and maintain insurance against such risks of liability (including business interruption insurance) as specified in <u>Annex 2</u>. Such insurance policies shall name the Bank as an additional insured with respect to liability coverage and lender loss payee with respect to casualty and business interruption coverage, as applicable, and shall provide that, with respect to property claims affecting the Collateral, no loss shall be adjusted thereunder without the Bank's approval. In addition, all such policies shall provide that they may not be canceled without first giving at least thirty (30) days' written notice of cancellation to the Bank and shall contain a standard lender's loss payable endorsement acceptable to the Bank. Borrower shall provide to the Bank, promptly upon Bank's request, evidence of such insurance and of the annual renewal of each such policy. In the event that Borrower fails to provide evidence of such insurance, the Bank may, at its option, obtain such insurance and charge the cost thereof to the Borrower, which amount shall be added to the amount of the indebtedness secured hereby, shall be payable on demand and shall be secured by the Collateral. At the option of the Bank, all insurance proceeds received from any loss or damage to any of the Collateral including, without limitation, inventory and Accounts Receivable shall be applied either to the replacement or repair thereof or as a payment on account of the Obligations. From and after the occurrence of an Event of Default, the Bank is authorized to cancel any insurance maintained hereunder and apply any returned or unearned premiums, all of which are hereby assigned to the Bank, as a payment on account of the Obligations. The Borrower shall secure such other insurance as set forth in <u>Annex 2</u>.

4.12 <u>Notification of Material Events</u>. The Borrower will furnish to the Bank prompt written notice of the following:

(a)   the occurrence of any Default or Event of Default;

(b)   the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any Affiliate thereof (or any of their respective Property);

(c)   the occurrence of any ERISA Event;

(d) the occurrence of any damage in an amount equal to or greater than $25,000 to any portion of any Collateral or the commencement of any action or proceeding for the taking of any Collateral having a value equal to or greater than $25,000 or any part thereof or interest therein under power of eminent domain or by condemnation or similar proceeding;

(e) any suspension of business, assignment for the benefit of creditors, dissolution, petition in receivership or under any chapter of the United States Bankruptcy Code, as amended from time to time, by or against any Account Debtor, any Account Debtor's becoming insolvent or unable to pay its debts as they mature or any other act of the same or different nature amounting to a business failure of which any Borrower has knowledge;

(f) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect; and

(g) any dispute, allowance or settlement with any account debtor relating to an amount in excess of $25,000.

Each notice delivered under this Section shall be accompanied by a statement of the chief financial officer or other executive officer of the Borrower setting forth in reasonable detail a description of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

4.13 Lien Law. If any account or general intangible included in the Collateral represents money owing pursuant to any contract for the improvement of real property or for a public improvement for purposes of the Lien Law of the State of New York (the "Lien Law"), Borrower shall comply with the filing requirements of the Lien Law and (i) give Bank notice of such fact; (ii) receive and hold any money advanced by Bank with respect to such account or general intangible as a trust fund to be applied to the payment of trust claims as such term is defined in the Lien Law (Section 71 or otherwise); and (iii) until such trust claim is paid, not use or permit the use of any such money for any purpose other than the payment of such trust claims.

4.14 Environmental. Borrower shall and shall cause each of the Subsidiaries to, use and operate all of its facilities and property in compliance with all Environmental Laws, keep all necessary Permits, approvals, certificates, licenses and other authorizations relating to environmental matters in effect and remain in compliance therewith, and handle all Hazardous Materials in compliance with all applicable Environmental Laws. Borrower agrees to indemnify and hold Bank and each Bank Affiliate harmless from all liability, loss, cost, damage and expense, including attorneys' fees and costs of litigation, arising from any violation by an Borrower of any Environmental Law (including those arising from any lien by any Federal, state or local government arising from the presence of Hazardous Materials) or from the presence of Hazardous Materials located on or emanating from any of the premises owned or controlled by any Borrower or a Subsidiary. The Borrower further agrees to reimburse Bank upon demand for any costs incurred by Bank in connection with the foregoing, which amount shall be added to the amount of the indebtedness secured by the Collateral. Borrower agrees that its obligations hereunder shall be continuous and shall survive the repayment of all debts to Bank.

4.15 <u>Third Parties</u>. Borrower acknowledges and agrees that the Bank shall have no duty to, and shall not be deemed to have assumed any liability or responsibility to, Borrower or any third Person for the correctness, validity or genuineness of any instruments or documents that may be released or endorsed to Borrower by the Bank (all of which shall be without recourse to the Bank) or for the existence, character, quantity, quality, condition, value or delivery of any goods purporting to be represented by any such documents; and the Bank, by accepting a Lien on the Collateral, or by releasing any Collateral to Borrower, shall have no duty to, and shall not be deemed to have assumed any obligation or liability to, any supplier, Account Debtor or any other third party, and Borrower agrees to indemnify and defend the Bank against and hold it harmless from any claim or proceeding arising out of the foregoing.

4.16 <u>Use of Proceeds</u>. The proceeds of the Credit Extensions shall be used to finance the general corporate purposes of the Borrower in the ordinary course of business. No portion of any loan shall be used for (i) the purpose of purchasing or carrying any "margin security" or "margin stock" as such terms are used in Regulations U and X of the Board of Governors of the Federal Reserve System, 12 C.F.R. 221 and 224 or (ii) primarily personal, family or household purposes.

4.17 <u>Collections; Remote Deposit Service</u>. The Borrower shall be permitted to receive payments on Accounts Receivable and other remittances on a direct basis, provided that Borrower delivers all checks, drafts and other monies received by Borrower to the Bank on a daily basis. In connection with collections and remittances in the form of checks, the Borrower shall subscribe to the Bank's Remote Deposit Service, execute the Bank's standard Remote Deposit Service Agreement, purchase the remote deposit service unit at a cost of $0.00 per remote unit, and pay the Bank a monthly service fee of $0.00 in connection with the Remote Deposit Service. Pursuant to the procedures of the Remote Deposit Service, the Borrower shall, on the same day as received by Borrower, scan collection checks and electronically transmit the images of the checks and deposit data to the Bank on a daily basis. Upon receipt and acknowledgment of the image transmission, the Bank shall confirm image quality and post the deposit to an account maintained by the Bank for such deposits (the "<u>Blocked Account</u>"). If an Event of Default hereunder occurs and is not cured within any prescribed cure period, the Bank shall have the right to convert the collection process to a full dominion financing arrangement with the Bank, which will involve collections through a lockbox maintained at the Bank, and in accordance with the terms of the Bank's customary lockbox procedures. If a full dominion financing arrangement is implemented hereunder, Borrower shall execute a lockbox agreement and a letter authorizing the forwarding of Borrower's mail to a Post Office Box which can be accessed by designated representatives of the Bank.


5. NEGATIVE COVENANTS


Until the principal of and interest on each Loan and all fees and other amounts payable under the Loan Documents shall have been paid in full and all Letters of Credit have expired and all LC Obligations have been reimbursed, each Entity Loan Party agrees to comply with the covenants set forth in this Article 5.

5.1 <u>Financial Covenants</u>. Until the principal of and interest on each Loan and all fees and other amounts payable under the Loan Documents shall have been paid in full and all Letters of Credit have expired and all LC Obligations have been reimbursed, the Borrower agrees to comply with the financial covenants set forth on <u>Annex 2</u> hereto.

5.2 <u>Indebtedness</u>. Borrower will not, and will not permit any Subsidiary (if any) to, create, incur, assume or permit to exist any Indebtedness, except:

(a)   Indebtedness under the Loan Documents;

(b)   Indebtedness existing on ~~the date hereof~~June ___, 2022, but not any extensions, renewals or replacements of any such Indebtedness;

(c)   Indebtedness of the Borrower or any Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof, provided that (A) such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement and (B) the aggregate principal amount of Indebtedness permitted by this <u>clause (~~iii~~c)</u> shall not exceed $~~15,000~~250,000 at any time outstanding; and

(d)   Guaranties in favor of the Bank.

5.3 <u>Liens</u>. Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a)   Permitted Liens; and

(b)   Liens created under the Loan Documents.

5.4 <u>Fundamental Changes</u>. Borrower will not nor will it permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or substantially all of the equity securities of any of the Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve.

5.5 <u>Investments, Loans, Advances, Guarantees and Acquisitions</u>. Borrower will not, and will not permit any of its Subsidiaries to, acquire or form any new Subsidiaries after the Closing Date, acquire, form or suffer to exist any new Affiliates after the Closing Date, purchase, hold or acquire (including pursuant to any merger, other than a merger permitted by <u>Section 5.4</u>) any Stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions (including pursuant to any merger)) any assets of any other Person constituting a business unit, except:

(a)   Permitted Investments;

(b)   investments existing on the date as of the last financial statement furnished to the Bank as set forth on <u>Annex 2</u>;

(c)   Investments consisting of extensions of credit in the nature of accounts receivable arising from the grant of trade credit in the ordinary course of business;

(d)   loans and advances to officers, directors and employees of Borrower or any Subsidiary in the ordinary course of the business of the Borrower and its Subsidiaries as presently conducted in compliance with all applicable laws (including, to the extent applicable, the Sarbanes-Oxley Act of 2002, as amended) in an aggregate principal amount not to exceed $5,000 at any time outstanding; and

(e)   investments made by Borrower in the equity securities of any Domestic Subsidiary and made by any Domestic Subsidiary in the equity securities of any other Domestic Subsidiary provided that (i) any such equity securities owned by Borrower or any Domestic Subsidiary shall become Collateral pursuant to this Agreement.

5.6 <u>Asset Sales</u>. Borrower will not, nor will it permit any of the Subsidiaries to, sell, transfer, lease or otherwise dispose (including pursuant to a merger, other than a merger permitted by <u>Section 5.4</u>) of any asset, including any equity securities, nor will Borrower issue, or permit any of the Subsidiaries to issue, any additional shares of its equity securities, except:

(a)   sales, transfers, leases and other dispositions of inventory, used or surplus equipment and Permitted Investments, in each case in the ordinary course of business and other assets having a value not in excess of $25,000 in any fiscal year;

(b)   sales, transfers, leases and other dispositions made by the Borrower to any Subsidiary and made by any Subsidiary to the Borrower or any other Subsidiary;

(c)   dispositions of fixed or capital assets to the extent that (i) such property is exchanged for credit against the purchase price of other replacement fixed or capital assets or (ii) the proceeds of such disposition are reasonably promptly applied to the purchase price of such fixed or capital assets;

(d)   the settlement or write-off of Accounts Receivable or assignment of overdue Accounts Receivable for collection in the ordinary course of business consistent with past practice; and

(e)   dispositions of assets having a value not in excess of $25,000 in any fiscal year that are worn out or no longer used or useful in the conduct of business.

5.7 <u>Sale-and-Leaseback transactions</u>. Borrower will not, nor will it permit any of the Subsidiaries to, enter into any arrangement, directly or indirectly, with any Person whereby it shall sell or transfer any Property used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such Property or other Property that it intends to use for substantially the same purpose or purposes as the Property being sold or transferred.

5.8 <u>Restricted Payments</u>. Except as otherwise set forth in this Agreement, Borrower will not nor will it permit any of the Subsidiaries to, (i) declare or make, or agree to pay for or make, directly or indirectly, any Restricted Payment, or (ii) be or become liable in respect of any obligation (contingent or otherwise) to purchase, redeem, retire, acquire or make any other payment in respect of its equity securities or any option, warrant or other right to acquire any such shares of equity securities.

5.9 <u>Transactions with Affiliates</u>. Except as otherwise permitted under <u>Annex 2</u> of this Agreement, Borrower will not sell, transfer, lease or otherwise dispose of (including pursuant to a merger, other than a merger permitted by <u>Section 5.4</u>) any property or assets to, or purchase, lease or otherwise acquire (including pursuant to a merger) any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except in the ordinary course of business at prices and on terms and conditions not less favorable to Borrower than could be obtained on an arms-length basis from unrelated third parties.

5.10 <u>Restrictive Agreements</u>. Borrower will not, nor will it permit any of the Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of Borrower or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its equity securities or to make or repay loans or advances to Borrower or any other Subsidiary or to guarantee Indebtedness of Borrower or any other Subsidiary, provided that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by this Agreement, and (ii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary pending such sale, provided that such restrictions and conditions apply only to the Subsidiary that is to be sold and such sale is permitted hereunder, (iv) <u>clause (a)</u> of this Section shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the Property securing such Indebtedness and (v) <u>clause (a)</u> of this Section shall not apply to customary provisions in leases restricting the assignment thereof.

5.11 <u>Amendment of Material Documents</u>. Borrower will not, nor will it permit any of its Subsidiaries to amend, modify or waive any of its rights under its Organizational Documents, other than immaterial amendments, modifications or waivers that would not reasonably be expected to adversely affect the Bank. In furtherance of the foregoing, Borrower will not change its name, its type of organization or jurisdiction of organization without (x) giving the Bank at least thirty (30) days prior written notice thereof and (y) taking all actions required to maintain the perfection and priority of the Lien of the Bank on all Collateral.

5.12 <u>Lines of Business</u>. Borrower will not, nor will it permit any of its Subsidiaries to, engage in any business other than the business in which it is engaged on the date hereof and any business reasonably similar, complimentary, ancillary or related thereto.

5.13 <u>Accounting Changes</u>. Borrower will not, nor will it permit any of the Subsidiaries to make or permit, any change in (i) accounting policies or reporting practices except as required by GAAP or (ii) its fiscal year.

5.14 <u>Hedging Agreements</u>. Borrower will not, nor will it permit any of its Subsidiaries to, enter into any Hedging Agreement, other than Hedging Agreements entered into in the ordinary course of business to hedge or mitigate risks to which Borrower or any Subsidiary is exposed in the conduct of its business or the management of its liabilities.

6. DEFAULT

6.1 <u>Default</u>. "<u>Event of Default</u>" shall mean the occurrence of one or more of any of the following events:

(a)   default of any liability, obligation, covenant or undertaking of Borrower to the Bank or any Bank Affiliate, whether hereunder or otherwise, including, without limitation, failure to pay in full and when due (whether by acceleration or otherwise) any installment of principal or interest, or default of Borrower, under any other Loan Document or any other agreement with the Bank or any Bank Affiliate; or

(b)   failure of Borrower or any other party which has given collateral to the Bank under the Loan Documents to maintain aggregate collateral security value satisfactory to the Bank; or

(c)   default of any debt, liability, obligation, covenant or undertaking of Borrower to Bank or any Bank Affiliate; or

(d)   if any statement, representation or warranty heretofore, now or hereafter made by Borrower in connection with this Agreement or in any supporting financial statement of Borrower shall be determined by the Bank to have been false or misleading in any material respect when made or deemed made; or

(e)   the liquidation, termination or dissolution of Borrower, or the merger or consolidation of such entity into another entity, or its ceasing to carry on actively its present business or the appointment of a receiver for its property; or

(f)   if Borrower is a partnership, limited liability company, 'S' corporation or corporation having a single shareholder who is an individual, the death or judicial declaration of incompetence of any partner, member or equity holder; or

(g)   an Overadvance arises in any manner or on terms not otherwise approved of in advance by the Bank in writing; or

(h)   an event of default or termination event (however defined) occurs under any derivative, foreign exchange, or similar transaction or arrangement entered into between Borrower and the Bank or any Bank Affiliate; or

(i)   a Change of Control shall occur; or

(j)   any change in the management of Borrower that results in Andrew Gordon no longer being the President of Coffee Holding or Manager of Organic Products: or

(k)   if Borrower any Guarantor becomes insolvent or admits in a writing an inability to pay debts as they mature, or Borrower or any Guarantor makes an assignment for the benefit of creditors; or Borrower or any Guarantor applies for or consents to the appointment of any receiver, trustee, or similar officer for the benefit of Borrower or any Guarantor, or for any of their properties; or any receiver, trustee or similar officer is appointed without the application or consent of Borrower or any Guarantor and such appointment is not terminated within thirty (30) days of such appointment; or any judgment, writ, warrant of attachment or execution or similar process is issued or levied against a substantial part of the property of Borrower or any Guarantor and such process is not terminated, dismissed, or withdrawn within thirty (30) days of such occurrence; or

(l)   if Borrower or any Guarantor files a petition under any chapter of the United States Bankruptcy Code or under the laws of any other jurisdiction naming Borrower or any Guarantor as debtor; or any such petition is instituted against Borrower or any Guarantor and such petition is not dismissed within thirty (30) days of filing; or Borrower or any Guarantor institutes (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, debt arrangement, dissolution, liquidation or similar proceeding under the laws of any jurisdiction; or any such proceeding is instituted (by petition, application or otherwise) against Borrower or any Guarantor and such proceeding is not dismissed within thirty (30) days of filing; or

(m)   any levy, lien (including, without limitation, a mechanics lien), seizure, attachment, execution or similar process shall be issued or levied on any of the property of Borrower involving monetary damages aggregating more than $~~25,000~~250,000 which shall not have been released, bonded, satisfied, vacated or stayed within thirty (30) days of such occurrence; or

(n)   this Agreement or any other Loan Document, or any provision thereof, shall for any reason cease to be in full force and effect in accordance with its terms or Borrower or any Guarantor shall so assert in writing; or

(o)   Bank's security interest in any of the Collateral fails to be a first priority security interest; or

(p)   an arbitration award, judgment, or decree or order for the payment of money in an amount in excess of $~~25,000~~250,000 which is not insured or subject to indemnity, is entered against Borrower which is not bonded, satisfied, stayed or appealed within thirty (30) days of such occurrence; or

(q)   Borrower is in default with respect to any bond, debenture, note or other evidence of material indebtedness issued by Borrower that is held by any third Person other than the Bank, or under any instrument under which any such evidence of indebtedness has been issued or by which it is governed, or under any material lease or other contract, and the applicable grace period, if any, has expired, regardless of whether such default has been waived by the holder of such indebtedness; or

(r)   Borrower liquidates, dissolves, terminates or suspends its business operations or otherwise fails to operate its business in the ordinary course, or merges with another Person; or sells or attempts to sell all or substantially all of its assets; or

(s)   Borrower fails to pay any indebtedness or obligation owed to the Bank which is unrelated to this Agreement as it becomes due and payable; or

(t)   Borrower engages in any act prohibited by any Subordination Agreement, or makes any payment on Subordinated Indebtedness (as defined in the Subordination Agreement) that the Subordinated Creditor was not contractually entitled to receive; or]

(u)   any director, officer or owner of at least 10% of the issued and outstanding Stock of Borrower is indicted for a felony offence under state or federal law, or Borrower hires an officer or appoints a director who has been convicted of any such felony offense, or a Person becomes an owner of at least 10% of the Stock of Borrower who has been convicted of any such felony offense; or

(v)   any ERISA Event, which the Bank in good faith believes to constitute sufficient grounds for termination of any Plan or for the appointment of a trustee to administer any Plan, has occurred and is continuing thirty (30) days after the Borrower gives the Bank a written notice of the ERISA Event; or a trustee is appointed by an appropriate court to administer any Plan; or the PBGC institutes proceedings to terminate or appoint a trustee to administer any Plan; or Borrower or any ERISA Affiliate files for a distress termination of any Plan under Title IV of ERISA; or Borrower or any ERISA Affiliate fails to make any quarterly Plan contribution required under Section 4.12(m) of the TAX CODE, which the Bank in good faith believes may, either by itself or in combination with other failures, result in the imposition of a Lien on Borrower's assets in favor of the Plan; or any withdrawal, partial withdrawal, reorganization or other event occurs with respect to a Multiemployer Plan which could reasonably be expected to result in a material liability by Borrower to the Multiemployer Plan under Title IV of ERISA; or

(w)   the occurrence of such a change in the condition, affairs (financial or otherwise) or operations of Borrower, or the occurrence of any other event or circumstance, such that the Bank, in its sole discretion, deems that it is insecure or that the prospects for timely or full payment or performance of any obligation of Borrower to the Bank has been or may be impaired.

-29-

6.2 <u>Acceleration</u>. If an Event of Default shall occur, at the election of the Bank, but automatically in the case of an Event of Default under <u>Sections 6.1(k)</u> and <u>6.1(l)</u> above, all Obligations shall become immediately due and payable without notice or demand. The Bank is hereby authorized, at its election, after an Event of Default, without any further demand or notice except to such extent as notice may be required by applicable law, to take possession and/or sell or otherwise dispose of all or any of the Collateral at public or private sale; and the Bank may also exercise any and all other rights and remedies of a secured party under the Code or which are otherwise accorded to it in equity or at law, all as Bank may determine, and such exercise of rights in compliance with the requirements of law will not be considered adversely to affect the commercial reasonableness of any sale or other disposition of the Collateral. If notice of a sale or other action by the Bank is required by applicable law, unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Borrower agrees that ten (10) days' written notice to such party, or the shortest period of written notice permitted by such law, whichever is smaller, shall be sufficient notice; and that to the extent permitted by law, the Bank, Bank Affiliates, its officers, attorneys and agents may bid and become purchasers at any such sale, if public, and may purchase at any private sale any of the Collateral that is of a type customarily sold on a recognized market or which is the subject of widely distributed standard price quotations. Any sale (public or private) shall be without warranty and free from any right of redemption, which Borrower hereby waives and releases. No purchaser at any sale (public or private) shall be responsible for the application of the purchase money. The proceeds of any collection or of any sale or disposition of the Collateral held pursuant to this Agreement shall be applied towards the Obligations in such order and manner as the Bank determines in its sole discretion, any statute, custom or usage to the contrary notwithstanding and the Bank shall have the unrestricted right from time to time to change any application already made of the proceeds of any of the Collateral to any of the Obligations, as the Bank in its sole discretion may determine. Any balance of the net proceeds of sale remaining after paying all Obligations of the Borrower to the Bank shall be returned to Borrower or such other Person as may be legally entitled thereto; and if there is a deficiency, the Borrower shall be responsible for repayment of the same, with interest. Upon demand by the Bank, Borrower shall assemble the Collateral and make it available to the Bank at a place designated by the Bank which is reasonably convenient to the Bank and such party. Borrower hereby acknowledges that the Bank has extended credit and other financial accommodations to the Borrower upon reliance of Borrower granting the Bank the rights and remedies contained in this Agreement including without limitation the right to take immediate possession of the Collateral upon the occurrence of an Event of Default and Borrower hereby acknowledges that the Bank is entitled to equitable and injunctive relief to enforce any of its rights and remedies hereunder or under the Code and Borrower hereby waives any defense to such equitable or injunctive relief based upon any allegation of the absence of irreparable harm to the Bank. The Bank may for any reason apply for the appointment of a receiver of the Collateral (to which appointment Borrower hereby consents) without the necessity of posting a bond or other form of security (which Borrower hereby Borrower Cash Collateralize the LC Obligations at such time, such Cash Collateral to be held by the Bank in a Cash Collateral Account on terms and conditions satisfactory to the Bank in its sole discretion.

Borrower acknowledges that any exercise by the Bank of the Bank's rights upon an Event of Default may be subject to compliance by the Bank with any Requirement of Law of any Governmental Authority, and may impose, without limitation, any of the foregoing restricting the sale of securities. The Bank, in its sole discretion at any such sale, may restrict the prospective bidders or purchasers as to their number, nature of business and investment intentions, and may impose, without limitation, a requirement that the Persons making such purchases represent and agree, to the satisfaction of the Bank, that they are purchasing the Collateral for their own account, for investment, and not with a view to the distribution or resale thereof.

The Bank shall not be required to marshal any present or future security for (including but not limited to this Agreement and the Collateral subject to the security interest created hereby), or Guarantees of, the Obligations or any of them, or to resort to such security or Guarantees in any particular order; and all of its rights hereunder and in respect of such securities and Guaranties shall be cumulative and in addition to all other rights, however existing or arising. To the extent that it lawfully may do so, Borrower hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of the Bank's rights under this Agreement or under any other instrument evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or guaranteed, and to the extent that it lawfully may do so, Borrower hereby irrevocably waives the benefits of all such laws. Except as required by applicable law, the Bank shall have no duty as to the collection or protection of the Collateral or any income thereon, nor as to the preservation of rights against prior parties, nor as to the preservation of any rights pertaining thereto beyond the safe custody thereof.

6.3 <u>Power of Attorney</u>. Borrower hereby irrevocably constitutes and appoints the Bank as Borrower's true and lawful attorney, with full power of substitution, at the sole cost and expense of Borrower but for the sole benefit of the Bank, upon the occurrence of an Event of Default, to convert the Collateral into cash, including, without limitation, completing the manufacture or processing of work in process, and the sale (either public or private) of all or any portion or portions of the inventory and other Collateral; to use pursuant to a royalty free license all of Borrower's intellectual property; to enforce collection of the Collateral, either in its own name or in the name of Borrower, including, without limitation, executing releases or waivers, compromising or settling with any Account Debtors and prosecuting, defending, compromising or releasing any action relating to the Collateral; to receive, open and dispose of all mail addressed to Borrower and to take therefrom any remittances or proceeds of Collateral in which the Bank has a security interest; to notify Post Office authorities to change the address for delivery of mail addressed to Borrower to such address as the Bank shall designate; to endorse the name of Borrower in favor of the Bank upon any and all checks, drafts, money orders, notes, acceptances or other instruments of the same or different nature; to sign and endorse the name of Borrower on and to receive as secured party any of the Collateral, any invoices, freight or express receipts, or bills of lading, storage receipts, warehouse receipts, or other documents of title of the same or different nature relating to the Collateral; to sign the name of Borrower on any notice of the Account Debtors or on verification of the Collateral; and to sign, if necessary, and file or record on behalf of Borrower any financing or other statement in order to perfect or protect the Bank's security interest. The Bank shall not be obliged to do any of the acts or exercise any of the powers hereinabove authorized, but if the Bank elects to do any such act or exercise any such power, it shall not be accountable for more than it actually receives as a result of such exercise of power, and it shall not be responsible to Borrower except for its own gross negligence or willful misconduct. All powers conferred upon the Bank by this Agreement, being coupled with an interest, shall be irrevocable so long as any Obligation of Borrower to the Bank shall remain unpaid or the Bank is obligated under this Agreement to extend any credit to the Borrower.

6.4 <u>Nonexclusive Remedies</u>. All of the Bank's rights and remedies not only under the provisions of this Agreement but also under any other agreement or transaction shall be cumulative and not alternative or exclusive, and may be exercised by the Bank at such time or times and in such order of preference as the Bank in its sole discretion may determine.

6.5 <u>Reassignment to Loan Party</u>. Whenever the Bank deems it desirable that any legal action be instituted with respect to any Collateral or that any other action be taken in any attempt to effectuate collection of any Collateral, the Bank may reassign the item in question to Borrower (and if the Bank shall execute any such reassignment, it shall automatically be deemed to be without warranty or recourse to the Bank in any event) and require Borrower to proceed with such legal or other action at Borrower's sole liability, cost and expense, in which event all amounts collected by Borrower on such item shall nevertheless be subject to the Bank's security interest.

-31-

7. MISCELLANEOUS

7.1 <u>Waivers</u>. Borrower waives notice of intent to accelerate, notice of acceleration, notice of nonpayment, demand, presentment, protest or notice of protest of the Obligations, and all other notices, consents to any renewals or extensions of time of payment thereof, and generally waives any and all suretyship defenses and defenses in the nature thereof.

7.2 <u>Severability</u>. If any provision of this Agreement or portion of such provision or the application thereof to any Person or circumstance shall to any extent be held invalid or unenforceable, the remainder of this Agreement (or the remainder of such provision) and the application thereof to other persons or circumstances shall not be affected thereby.

7.3 <u>Deposit Collateral</u>. Borrower hereby grants to the Bank and any Bank Affiliate a continuing lien and security interest in any and all deposits or other sums at any time credited by or due from the Bank or any Bank Affiliate to Borrower and any cash, securities, instruments or other property of Borrower in the possession of the Bank or any Bank Affiliate, whether for safekeeping or otherwise, or in transit to or from the Bank or any Bank Affiliate (regardless of the reason the Bank or Bank Affiliate had received the same or whether the Bank or Bank Affiliate has conditionally released the same) as security for the full and punctual payment and performance of all of the liabilities and obligations of the Borrower to the Bank or any Bank Affiliate and such deposits and other sums may be applied or set off against such liabilities and obligations of the Borrower to the Bank or any Bank Affiliate at any time, whether or not such are then due, whether or not demand has been made and whether or not other collateral is then available to the Bank or any Bank Affiliate.

7.4 <u>Indemnification</u>. Borrower shall indemnify, defend and hold the Bank and any Bank Affiliate and their respective directors, officers, employees, agents and attorneys (each, an "<u>Indemnitee</u>") harmless of and from any claim brought or threatened against any Indemnitee by Borrower or endorser of the Obligations, or any other Person (as well as from reasonable attorneys' fees and expenses in connection therewith) on account of the Bank's relationship with Borrower or endorser of the Obligations (each of which may be defended, compromised, settled or pursued by the Bank with counsel of the Bank's election, but at the expense of Borrower), except for any claim arising out of the gross negligence or willful misconduct of the Bank or any Bank Affiliate. The within indemnification shall survive payment of the Obligations, and/or any termination, release or discharge executed by the Bank in favor of Borrower.

7.5 <u>Costs and Expenses</u>. The Borrower shall pay to the Bank on demand any and all costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements, court costs, litigation and other expenses) incurred or paid by the Bank in the preparation of this Agreement and any modifications thereto, and in establishing, maintaining, protecting or enforcing any of the Bank's rights or the Obligations, including, without limitation, any and all such costs and expenses incurred or paid by the Bank (a) in defending the Bank's security interest in, title or right to the Collateral or in collecting or attempting to collect or enforcing or attempting to enforce payment of the Obligations and (b) in any bankruptcy or other proceeding related to Borrower.

7.6 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which, taken together, shall constitute but one agreement. Any party to a Loan Document may rely on signatures of the parties thereto or in any notice or communication delivered pursuant thereto which are transmitted by facsimile or other electronic means as fully as if manually signed.

7.7 <u>Complete Agreement</u>. This Agreement and the other Loan Documents constitute the entire agreement and understanding between and among the parties hereto relating to the subject matter hereof, and supersedes all prior and contemporaneous proposals, negotiations, agreements and understandings among the parties hereto with respect to such subject matter.

7.8 <u>Binding Effect of Agreement</u>. This Agreement shall be binding upon and inure to the benefit of the respective heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto, and shall remain in full force and effect (and the Bank shall be entitled to rely thereon) until released in writing by the Bank. The Bank may transfer and assign this Agreement and deliver the Collateral to the assignee, who shall thereupon have all of the rights of the Bank; and the Bank shall then be relieved and discharged of any responsibility or liability with respect to this Agreement and the Collateral. Nothing herein, however, shall be construed as prohibiting the Bank from pledging any Note or Obligations to any Federal Reserve Bank. Borrower may not assign or transfer any of its rights or delegate any of its obligations under this Agreement. Except as expressly provided herein or in the other Loan Documents, nothing, expressed or implied, is intended to confer upon any party, other than the parties hereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

7.9 <u>Amendments and Waivers</u>. No amendment or waiver of this Agreement or any other Loan Document or any provision hereof or thereof, and no consent to any departure by Borrower therefrom, shall be effective unless the same shall be in writing and signed by the Bank and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No course of dealing and no delay or omission on the part of Bank in exercising any right hereunder shall operate as a waiver of such right or any other right and waiver on any one or more occasions shall not be construed as a bar to or waiver of any right or remedy of Bank on any future occasion. The rights, remedies, powers and privileges herein provided or provided in the other Loan Documents are cumulative and not exclusive of any rights, remedies powers and privileges provided by law. Without limiting the generality of the foregoing, to the extent permitted by law, the making of a Credit Extension shall not be construed as a waiver of any Event of Default, regardless of whether the Bank may have had notice or knowledge of such Event of Default at the time.

7.10 <u>Additional Lender</u>. The Bank, at its option, may designate another institutional lender to replace the Bank in providing all or a portion of the Loans (the "<u>Additional Lender</u>"), and Borrower shall cooperate with the same. In connection with the Additional Lender replacing the Bank, as the lender of all or a portion of the Loans, this Agreement and the other Loan Documents shall, at the sole election of the Bank, be split or divided into two loan and security agreements, each of which shall cover all or a portion of the Collateral, as designated by the Bank. To that end, Borrower, upon written request of the Bank, shall execute, acknowledge and deliver to the Bank and/or its designee or designees substitute notes, loan agreements, security instruments and security agreements in such principal amounts, containing terms, provisions and clauses substantially identical to those contained in this Agreement, and such other documents and instruments (subject to the provisions hereof), in favor of the Additional Lender (the "<u>Additional Lender Documents</u>") and appropriate amendments to this Loan Agreement and the other Loan Documents (including without limitation an intercreditor agreement between the Bank and the Additional Lender), all as may be reasonably required by the Bank. Without limiting the foregoing, the Additional Lender Documents and the amendment to this Loan Agreement, shall provide that an Event of Default under the Additional Lender Documents constitute an Event of Default under the Loan Documents, and vice versa.

7.11 <u>Terms of Agreement</u>. This Agreement shall continue in full force and effect so long as any Obligations or obligation of Borrower to Bank shall be outstanding, or the Bank shall have any obligation to extend any financial accommodation hereunder, and is supplementary to each and every other agreement between or among Borrower and Bank and shall not be so construed as to limit or otherwise derogate from any of the rights or remedies of Bank or any of the liabilities, obligations or undertakings of or among Borrower under any such agreement, nor shall any contemporaneous or subsequent agreement between or among Borrower and the Bank be construed to limit or otherwise derogate from any of the rights or remedies of Bank or any of the liabilities, obligations or undertakings of or among Borrower hereunder, unless such other agreement specifically refers to this Agreement and expressly so provides.

7.12 <u>Notices</u>. Unless otherwise specifically provided herein, any notice delivered under this Agreement shall be in writing addressed to the respective party as set forth below and may be personally served, sent by facsimile transmission or sent by overnight courier service or certified or registered United States mail and shall be deemed to have been given (a) if delivered in person, when delivered; (b) if delivered by facsimile transmission or electronic mail, on the date of transmission if transmitted on a Business Day before 4:00 p.m. (New York Time) or, if not, on the next succeeding Business Day (provided that, in either case, the sender shall have received from the recipient a confirmation of transmission (in addition to any electronic confirmation of receipt generated by the facsimile or electronic mail system); (c) if delivered by overnight courier, one business day after delivery to such courier properly addressed and with shipping charges paid; or (d) if by United States mail, three business days after deposit in the United States mail, registered or certified mail, postage prepaid, return receipt requested, and properly addressed.

Notices shall be addressed as follows:

If to the Bank, to:

Sterling National Bank
400 Rella Boulevard
P. O. Box 600
Montebello, New York 10901-4256
Attention: Commercial Loan Dept.
Fax No.: 845-369-8175

-34-

~~With a copy to:~~

~~Sterling National~~Webster Bank, National Association
~~500 Seventh~~360 Lexington Avenue, 5th Floor
New York, New York ~~10018-4603~~
~~Attention: Mr. Mark J. Long~~
~~Fax No.: 212- 869-5579~~10017

Attention: Portfolio Manager - URGENT

And a copy to:

~~Greenberg Traurig LLP~~Otterbourg P.C.
~~500 Campus Drive~~230 Park Avenue
~~Florham Park, N.J. 07932~~New York, NY 10169
Attention: ~~James A. Dempsey~~Thomas P. Duignan
Fax No.: ~~973-295-1263~~212-682-6104

If to Borrowers, to:

Coffee Holding Co., Inc.
Organic Products Trading Company LLC
3475 Victory Boulevard
Staten Island, New York 10314
Attention: Andrew Gordon
~~Fax No.: _____~~

With a copy to:

Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, NY 10020
Attn: Steven M. Skolnick
Fax No.: 973-597-2477

or in any case, to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this Section. Notwithstanding the foregoing, any notice, request or demand by Borrowers to or upon the Bank to make a Credit Extension shall not be effective until received.

7.13 <u>Governing Law</u>. This Agreement has been executed or completed and/or is to be performed in New York, and it and all transactions thereunder or pursuant thereto shall be governed as to interpretation, validity, effect, rights, duties and remedies of the parties thereunder and in all other respects by the laws of New York, without giving effect to the conflicts of laws principles thereof, but including Sections 5-1401 and 5-1402 of the General Obligations Law.

7.14 Reproductions; Disclosures. This Agreement and all documents which have been or may be hereinafter furnished by Borrower to the Bank may be reproduced by the Bank by any photographic, photostatic, microfilm, xerographic or similar process, and any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made in the regular course of business). The Bank may refer to Borrower and this financing transaction in general terms in connection with any marketing material undertaken by the Bank. Borrower shall not issue any press releases or other disclosure regarding this financing transaction without the prior written consent of the Bank.

7.15 Completing and Correcting this Agreement. Borrower authorizes the Bank to fill in any blank spaces and to otherwise complete this Agreement and to correct any patent errors herein.

7.16 ADDITIONAL WAIVERS. IN ANY ACTION, SUIT OR PROCEEDING IN RESPECT OF OR ARISING OUT OF THIS AGREEMENT, BORROWER WAIVES (i) THE RIGHT TO INTERPOSE ANY SET-OFF OR COUNTERCLAIM OF ANY NATURE OR DESCRIPTION, (ii) ANY OBJECTION BASED ON FORUM NON CONVENIENS OR VENUE AND (iii) ANY CLAIM FOR CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES.

7.17 Jurisdiction and Venue. Borrower irrevocably submits to the nonexclusive jurisdiction of any Federal or state court sitting in New York County, over any suit, action or proceeding arising out of or relating to this Agreement. Borrower irrevocably waives, to the fullest extent it may effectively do so under applicable law, any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that the same has been brought in an inconvenient forum. Borrower hereby consents to any and all process which may be served in any such suit, action or proceeding, (i) by mailing a copy thereof by certified mail, postage prepaid, return receipt requested, and by first class mail to Borrower. Borrower's address shown in this Agreement or as notified to the Bank in accordance with the terms of this Agreement or (ii) by serving the same upon Borrower in any other manner otherwise permitted by law, and agrees that such service shall in every respect be deemed effective service on Borrower.

7.18 JURY WAIVER. BORROWER AND BANK EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY, AND AFTER AN OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL, (A) WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT, THE OBLIGATIONS, ALL MATTERS CONTEMPLATED HEREBY AND DOCUMENTS EXECUTED IN CONNECTION HEREWITH AND (B) AGREE NOT TO SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE, OR HAS NOT BEEN, WAIVED. BORROWER CERTIFIES THAT NEITHER THE BANK NOR ANY OF ITS REPRESENTATIVES, AGENTS OR COUNSEL HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE BANK WOULD NOT IN THE EVENT OF ANY SUCH PROCEEDING SEEK TO ENFORCE THIS WAIVER OF RIGHT TO TRIAL BY JURY.

7.19 <u>Joint and Several</u>. All joint obligations of Borrowers shall be joint and several (whether or not expressly stated herein), and irrespective of any limitation of borrowings under any sublimits, and such obligation and liability on the part of Borrowers shall in no way be affected by any extensions, renewals and forbearance granted by Bank to Borrowers, failure of Bank to give Borrowers notice of borrowing or any other notice, any failure of Bank to pursue or preserve its rights against Borrowers, the release by Bank of any Collateral now or thereafter acquired from Borrowers, and such agreement by Borrowers to pay upon any notice issued pursuant thereto is unconditional and unaffected by prior recourse by Bank to any other party or any Collateral for such Obligations or the lack thereof.

7.20 <u>Construction</u>. Each party to a Loan Document has been represented by counsel in connection with the Loan Documents and the transactions contemplated thereby and has participated jointly with the other parties in the negotiation and drafting of this Agreement and the other Loan Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the other Loan Documents shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

7.21 <u>USA PATRIOT Act Notice</u>. The Bank hereby notifies Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "<u>Patriot Act</u>"), it is required to obtain, verify and record information that identifies each Borrower, which information includes the name and address of each loan party and other information that will allow the Bank to identify each Borrower in accordance with the Patriot Act. Borrower is in compliance, in all material respects, with the Patriot Act. No part of the proceeds of the Credit Extensions will be used by any Borrower, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

7.22 <u>Foreign Asset Control Regulations</u>. Neither of the Credit Extensions nor the use of the proceeds of any thereof will violate the Trading With the Enemy Act (50 U.S.C. § 1 et seq., as amended) (the "<u>Trading with the Enemy Act</u>") or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) (the "<u>Foreign Assets Control Regulations</u>") or any enabling legislation or executive order relating thereto (including, without limitation (a) Executive Order 13224 of September 21, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) (the "<u>Executive Order</u>") and (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56)). Furthermore, no Borrower and none of or its Affiliates (a) is or will become a "blocked person" as described in the Executive Order, the Trading With the Enemy Act or the Foreign Assets Control Regulations or (b) engages or will engage in any dealings or transactions, or be otherwise associated, with any such "blocked person" or in any manner violative of any such order.

7.23 <u>Electronic Execution of Documents</u>. The words "execution," "signed," "signature," and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

7.24 <u>Application of Funds</u>. All payments received by the Bank shall be applied as follows: first, to the payment of all fees and expenses due from the Borrower to the Bank, other than late fees; second, to the payment of accrued and unpaid interest; third, to the payment of principal on the Obligations; and fourth, to the payment of all late fees due from the Borrower to the Bank.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed on their behalf as of the day and year written on page 1 of this Agreement.

Witness/Attest:

By: _____
Name: Andrew Gordon
Title: Secretary

Borrower:

COFFEE HOLDING CO., INC.

By: _____
Name: Andrew Gordon
Title: President

ORGANIC PRODUCTS TRADING COMPANY LLC

By: _____
Name: Andrew Gordon
Title: Manager

ACKNOWLEDGMENT BY VALIDITY GUARANTORS

The Undersigned acknowledge that they are the Validity Guarantors with respect to the Revolving Credit Facility and the Existing Loan Documents; that they executed Validity Guaranties in favor of the Bank with respect to Coffee Holding and Organic Products with respect to the Revolving Credit Facility; that they are in agreement with the terms and provisions hereof; that they reaffirm in all respects the Validity Guaranties they have executed in favor of the Bank; that they agree to execute and deliver to the Bank a Restated Validity Guaranty covering all of the Borrowers; and that they are aware that the Bank is relying upon the prior Validity Guaranties, the Restated Validity Guaranty and the assent of the Undersigned to the terms of this Amended and Restated Loan and Security Agreement and all documents executed in conjunction therewith in amending and restating the Revolving Credit Facility and the Existing Loan Documents.

WITNESS:

_____

_____

_____(L.S.)
ANDREW GORDON
_____(L.S.)
DAVID GORDON

Accepted:
~~**STERLING NATIONAL**~~**WEBSTER** BANK, **NATIONAL ASSOCIATION**
By:_____
Name: Mark J. Long
Title: Senior Vice President

ANNEX 1

DEFINITIONS

1. Defined Terms. As used in this Agreement, the following terms have the following meanings:

"Account Debtor" is used as defined in the Code.

"Account(s) Receivable or Account" shall mean all the applicable Entity Loan Party's accounts, accounts receivable, instruments, documents, chattel paper, payment intangibles and all other debts, obligations and liabilities in whatever form owing to such Entity Loan Party from any Person for goods sold by it or for services rendered by it, or however otherwise established or created, all supporting obligations with respect thereto, all right, title and interest of such Entity Loan Party in the goods or services which gave rise thereto, including rights to reclamation and stoppage in transit and all rights of any unpaid seller of goods or services; whether any of the foregoing be now existing or hereafter arising, now or hereafter received by or owing or belonging to such Entity Loan Party.

~~"Adjusted LIBOR Rate" means, for any Loan, the greater or (a) 3.50% and (b) the rate per annum (rounded upwards, if necessary, to the nearest 1/100% of 1%) determined by Lender to be equal to the sum of the LIBOR Rate plus the Applicable Margin for such Loan.~~

"Adjusted Term SOFR" means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

"Applicable Margin" means, for any day with respect to a Revolving Loan, 1.75% per annum.

"Affiliate" shall mean with respect to any Person, (a) any Person which, directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, or (b) any Person who is a director or officer (i) of such Person, (ii) of any subsidiary of such Person, or (iii) any Person described in clause (a) above. For purposes of this definition, control of a Person shall mean the power, direct or indirect, (ix) to vote 10% or more of the Stock or other form of ownership interest having ordinary voting power for the election of directors (or the comparable equivalent) of such Person, or (y) to director or cause the direction of the management and policies of such Person whether by contract or otherwise. Control may be by ownership, contract or otherwise.

"Agricultural Lien Statute" shall mean, collectively, each statute, law or regulation (or other mandatory provision of state or local law) that could either (a) create or give rise to an agricultural lien in or against any portion of the products purchased, stored or otherwise handled by any Person from whom any Entity Loan Party purchases inventory (or by any other Person from whom such first Person purchases or otherwise receives goods in the ordinary course of business), or (b) create a Lien against, or impose a trust upon, some portion of any Entity Loan Party's inventory (and/or the accounts derived therefrom) for the benefit of unpaid agricultural producers, any broker acting on behalf of an agricultural producer, any cooperative whose members consist of agricultural producers or any other Person that purchases goods from an agricultural producer in the ordinary course of business.

A1-1

"Anti-Corruption Laws" means all laws, rules, and regulations of any jurisdiction applicable to Credit Parties and their Subsidiaries from time to time concerning or relating to bribery or corruption, all as amended, supplemented or replaced from time to time.

"Anti-Terrorism Laws" means any laws, rules and regulations of any jurisdiction applicable to Credit Parties and their Subsidiaries relating to terrorism, trade sanctions programs and embargoes, import/export licensing, bribery, or money laundering, all as amended, supplemented or replaced from time to time.

"Applicable Law" means, as to a Person, any law (statutory or common), treaty, ordinance, decree, rule, regulation, executive order or code of a Governmental Authority or judgment, decree, injunction, order or determination of a court or binding arbitrator, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject, including, without limitation, all Environmental Laws, all Anti-Terrorism Laws, all Anti-Corruption Laws, the Patriot Act and the Trading with the Enemy Act.

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to Section 1.16(d).

"Bank Affiliate" shall mean any Affiliate of the Bank or the Bank, including, without limitation, or any of its banking or lending affiliates, or any bank acting as a participant under any loan arrangement between the Bank and Borrower, or any third party acting on the Bank's behalf.

"Bankruptcy Code" means the United States Bankruptcy Code (11 U.S.C. § 101 et seq.).

"Base Rate" means, for any day, a rate per annum equal to the highest of (a) the Wall Street Journal Prime Rate in effect on such day, (b) the Federal Funds Rate in effect on such day plus 0.50% and (c) the Daily Adjusted Term SOFR Rate in effect on such day. Any change in the Base Rate due to a change in the Wall Street Journal Prime Rate, the Federal Funds Rate or Daily Adjusted Term SOFR Rate shall be effective from and including the effective date of such change in the Wall Street Journal Prime Rate, the Federal Funds Rate or Daily Adjusted Term SOFR Rate, respectively.

"Benchmark" means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 1.16.

"Benchmark Replacement" means with respect to any Benchmark Transition Event for the then-current Benchmark, the sum of: (a) the alternate benchmark rate that has been selected by Lender giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (b) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by Lender giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of "Benchmark Transition Event", the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(2) in the case of clause (3) of the definition of "Benchmark Transition Event", the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative or non-compliant with or non-aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks; provided that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Start Date" means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than ninety (90) days after such statement or publication, the date of such statement or publication).

"Benchmark Unavailability Period" means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 1.16 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 1.16.

"Borrower" or "Borrowers" shall mean collectively and individually, and jointly and severally, Coffee Holding and/or Organic Products.

"Borrowing Base Certificate" shall mean the Borrowing Base Certificate in the form attached hereto as Exhibit A, delivered in accordance with the terms and conditions of this Agreement.

"Business Day" shall mean any day of the year that is not a Saturday, Sunday or a day on which banks are required or authorized by law to close in New York City.

"Capital Lease Obligations" of any Person shall mean the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) Property, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"Cash Collateral" shall mean cash, and any interest or other income earned thereon, that is deposited with the Bank in accordance with the Agreement to Cash Collateralize any LC Obligations.

"Cash Collateral Account" shall mean a demand deposit, money market or other account established by any Borrower at the Bank, which account shall be subject to the Bank's Liens for the benefit of the Bank.

"Cash Collateralize" shall mean, with respect to LC Obligations arising from Letters of Credit outstanding on any date, the deposit with the Bank of immediately available funds into the Cash Collateral Account in an amount equal to 110% of the sum of the aggregate Undrawn Amounts of such Letters of Credit, plus all related fees and other amounts due or to become due in connection with such LC Obligations.

"Change of Control" shall mean any sale, conveyance, assignment or other transfer, directly or indirectly, of any ownership interest in any Entity Loan Party or the sale of more than fifty percent (50%) of the assets of any Entity Loan Party.

"Closing Date" shall mean the date of execution of this Agreement.

"Code" shall mean the Uniform Commercial Code of any applicable jurisdiction and, if the applicable jurisdiction shall not have any Uniform Commercial Code, the Uniform Commercial Code as in effect in the State of New York; provided that, if by reason of mandatory provisions of law, perfection, or the effect of perfection or non-perfection, of a security interest in any Collateral or the availability of any remedy under the Loan Documents is governed by the Uniform Commercial Code as in effect in a jurisdiction other than New York, "Uniform Commercial Code" means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection or availability of such remedy, as the case may be.

"Collateral" shall mean all right, title and interest of each Entity Loan Party or other third party which grants to the Bank a security interest in its assets and property, in and to each of the following items, whether now owned or existing or hereafter created, acquired or arising, and wherever located from time to time:

(i)   accounts (including, without limitation, health-care-insurance receivables and all accounts receivable of any kind);

A1-5

(ii)   chattel paper (including, without limitation, tangible and electronic);

(iii)   goods;

(iv)   inventory;

(v)   equipment and machinery;

(vi)   fixtures;

(vii)   farm products;

(viii)   instruments;

(ix)   investment property;

(x)   documents

(xi)   commercial tort claims;

(xii)   deposit accounts and money;

(xiii)   letter-of-credit rights;

(xiv)   general intangibles (including, without limitation, payment intangibles, patents, patent applications, trademarks, trademark applications, trade names, copyrights, copyright applications, software, engineering drawings, service marks, customer lists, goodwill, and all licenses, permits, agreements of any kind or nature pursuant to which the Borrower possesses, uses or has authority to possess or use property (whether tangible or intangible) of others or others possess, use or have authority to possess or use property (whether tangible or intangible) of the Borrower, and all recorded data of any kind or nature, regardless of the medium of recording including, without limitation, all software, writings, plans, specifications and schematics);

(xv)   supporting obligations;

(xvi)   vehicles;

(xvii)   contract rights and all rights to the payment of money;

(xviii) uncertificated and certificated securities; security entitlements;

(xix)   all of each Borrower's ledger sheets, ledger cards, files, correspondence, records, books of account, business papers, computers, computer software (owned by any Borrower or in which it has an interest), computer programs, tapes, disks and documents relating to any item of Collateral listed herein;

(xx)   intellectual property not otherwise listed;

(xxi)   insurance claims and proceeds; and

(xxii)   to the extent not included in the foregoing, all other personal property of any kind or description; and all accessions, additions, attachments, improvements, substitutions and replacements thereto and therefor; together with all books, records, writings, data bases, information and other property relating to, used or useful in connection with, or evidencing, embodying, incorporating or referring to any of the foregoing, and all proceeds, products, offspring, rents, issues, profits and returns of and from any of the foregoing.

"Collateral Access Agreement" means a landlord waiver or subordination, bailee letter, acknowledgment agreement, use agreement or other agreement of any lessor, warehouseman, processor, consignee, or other Person in possession of, having a Lien upon, or having rights or interests in any of Credit Parties' books and records, Equipment, Inventory or other Collateral, in each case, in form and substance satisfactory to Lender in its Permitted Discretion.

"Conforming Changes" means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Business Day," the definition of "U.S. Government Securities Business Day," the definition of "Interest Period" or any similar or analogous definition (or the addition of a concept of "interest period"), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.2(e) or any other breakage costs and other technical, administrative or operational matters) that the Lender decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by Lender in a manner substantially consistent with market practice (or, if Lender decides that adoption of any portion of such market practice is not administratively feasible or if Lender determines that no market practice for the administration of any such rate exists, in such other manner of administration as Lender decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

"Contractual Obligation" shall mean, with respect to any Person, any provision of any security issued by such Person or of any document or undertaking (other than a Loan Document) to which such Person is a party or by which it or any of its property is bound or to which any of its property is subject.

"Copyrights" shall mean all of the following now owned or hereafter acquired by any Entity Loan Party: (i) all copyright rights in any work subject to the copyright laws of the United States or any other country, whether as author, assignee, transferee or otherwise, and (ii) all registrations and applications for registration of any such copyright in the United States or any other country, including registrations, recordings, supplemental registrations and pending applications for registration in the United States Copyright Office.

"Credit Extension" shall mean providing any financial accommodation hereunder, including the making of a Loan or the issuance of a Letter of Credit or bankers' acceptance.

"Credit Parties" means, collectively, each Borrower.

"Default" shall mean any Event of Default and any event that, with the passing of time or the giving of notice or both, would become an Event of Default.

"Dilution" shall mean, as of any date of determination, a percentage, based upon the prior twelve (12) months, which is the result of dividing (a) actual bad debt write-downs, discounts, advertising allowances, credits, and any other items with respect to the accounts determined to be dilutive by the Bank in its sole discretion during this period, by (b) the Borrower's net sales during such period (excluding extraordinary items) plus the amount of clause (a).

"Document" means a document of title, as defined in Section 1-201 of the Code.

"Dollars" and the sign "$" each mean the lawful money of the United States of America.

"Domestic Subsidiary" shall mean any Subsidiary that is not a "controlled foreign corporation" within the meaning of Section 957 of the Tax Code.

"Eligible Account" means, with respect to any Borrower, an Account of such Borrower which is acceptable to Lender for purposes of determining the Borrowing Base and meets all criteria for inclusion in the Borrowing Base as determined and established by Lender from time to time in its Permitted Discretion. Without limiting the discretion of Lender to establish other criteria of ineligibility, unless otherwise agreed by Lender, Eligible Accounts of any Borrower shall not include any Account: (a) which is not owned exclusively by such Borrower, (b) which is not subject to a first priority and perfected security interest in favor of Lender or which is subject to any other Lien, (c) with respect to which more than sixty (60) days have elapsed since the date of the original invoice or which is unpaid, in whole or in part, more than thirty (30) days after its original due date, (d) if twenty-five percent (25%) or more of the aggregate Dollar amount of outstanding Accounts owed at such time by the Account Debtor thereon to such Borrower or any of its Affiliates is classified as ineligible under clause (c) above, (e) owed by an Account Debtor whose total obligations (including the obligations of such Account Debtor's Affiliates) owing to Borrowers and their Affiliates that would, but for this clause (e), constitute Eligible Accounts, exceed twenty-five percent (25%) of the aggregate amount of all Eligible Accounts of the Borrowers, to the extent such obligations owing by such Account Debtor are in excess of such percentage, (f) which represents a sale on a bill-and-hold, guaranteed sale, sale and return, sale on approval, consignment, or other repurchase or return basis or a progress billing under an agreement which requires further performance by such Borrower, is otherwise contingent on such Borrower's completion of any future performance or is subject to any other terms by reason of which the payment by the Account Debtor may be conditional, (g) with respect to which any of the following events has occurred as to the Account Debtor on such Account: death or judicial declaration of incompetency, if the Account Debtor is an individual, the filing of any petition for relief under the Bankruptcy Code or other insolvency laws, a general assignment for the benefit of creditors, the appointment of a receiver or trustee, application or petition for dissolution, its dissolution, the sale or transfer of all or any material part of the assets or the cessation of the business as a going concern, (h) owed by an Account Debtor which does not maintain its chief executive office in the United States or Canada (not including Quebec) or is not organized under the laws of the United States or Canada (not including Quebec) or any state or province thereof, (i) which is not payable in United States Dollars, (j) owed by an Account Debtor which is an Affiliate or employee of any Borrower or any of Borrowers' Affiliates, (k) with respect to which either the perfection, enforceability, or validity of Lender's Lien in such Account, or Lender's right or ability to obtain direct payment to Lender of the proceeds of such Account, is governed by any federal, state, provincial or local statutory requirements other than those of the UCC, or comparable law of Canada (not including Quebec), or the Federal Assignment of Claims Act (the eligibility requirements of which are governed by clause (q) below), (l) owed by an Account Debtor to which such Borrower or any of its Affiliates are indebted in any way, or which is subject to any right of setoff or recoupment, or if the Account Debtor thereon has disputed liability or made any claim with respect to any other Account due from such Account Debtor, but in each such case only to the extent of such indebtedness, setoff, recoupment, dispute, or claim, (m) which is evidenced by a promissory note or other instrument or by chattel paper, (n) which arises out of a sale not made in the ordinary course of such Borrower's business, (o) with respect to which the goods giving rise to such Account have not been shipped and delivered to and accepted by the Account Debtor or the services giving rise to such Account have not been fully performed by such Borrower, and, if applicable, accepted by the Account Debtor, or with respect to which the Account Debtor has revoked its acceptance of any such goods or services, (p) which arises out of an enforceable contract or order which, by its terms, forbids, restricts or makes void or unenforceable the granting of a Lien by such Borrower to Lender with respect to such Account or otherwise requires the consent of the respective Account Debtor in order for the Lender to obtain direct payment of the proceeds of such Account (except for Permitted Government Accounts), (q) other than with respect to Permitted Government Accounts, with respect to which the Account Debtor is either (i) the United States or any department, agency, or instrumentality of the United States or (ii) any state of the United States or province or territory of Canada or any department agency or instrumentality of such state, province or territory, (r) with respect to which the Account Debtor is a Sanctioned Person or Sanctioned Country, (s) with respect to which the books and records evidencing or otherwise relating to such Account are located in a public warehouse, are in possession of a bailee or are in a facility leased by such Borrower, unless the warehouseman, bailee or lessor, as the case may be, has executed an enforceable. Collateral Access Agreement, (t) with respect to which Lender believes that the prospect of collection of such Account is impaired or that the Account may not be paid by reason of the Account Debtor's financial inability to pay, or (u) owed by an Account Debtor, to the extent the amount owing thereon exceeds the credit limit extended to such Account Debtor by such Borrower. The identification of specific exclusions from eligibility herein is not exclusive or exhaustive. Lender reserves the right in its Permitted Discretion to establish additional or different criteria for determining Eligible Accounts, at any time, without prior notice.

"Eligible Finished Goods Inventory" means Inventory that qualifies as Eligible Inventory and consists of coffee classified as finished goods by Borrowers held for sale in the ordinary course of Borrowers' business.

"Eligible Inventory" means, with respect to any Borrower, Inventory of such Borrower which is acceptable to Lender for purposes of determining the Borrowing Base and meets all criteria for inclusion in the Borrowing Base as determined and established by Lender from time to time in its Permitted Discretion. Without limiting the discretion of Lender to establish other criteria of ineligibility, unless otherwise agreed by Lender, Eligible Inventory shall not include any Inventory: (a) which is not owned exclusively by such Borrower or as to which Borrower does not have good, valid and marketable title thereto, (b) which is not subject to a first priority and perfected security interest in favor of Lender or which is subject to any other Lien, (c) other than finished goods, work in process and raw materials Inventory, (d) which is not in good condition, or is unmerchantable or does not meet all standards imposed by any Governmental Authority having regulatory authority over such goods or their use or sale, (e) which is not currently either usable or salable, at prices approximating at least cost, in the normal course of such Borrower's business, or is slow moving or stale, (f) which is obsolete or returned or repossessed or used goods taken in trade or goods that constitute spare parts, packaging and shipping materials or supplies used or consumed in such Borrower's business, (g) which is located outside the United States or is in-transit to or from a location of such Borrower (other than in-transit from one location set forth on Annex 3 to another location set forth on Annex 3), (h) as to which such Borrower does not have actual and exclusive possession thereof (either directly or through a bailee or agent of such Borrower) or which is located in a public warehouse or is in possession of a bailee or in a facility leased by such Borrower or an Affiliate thereof unless the warehouseman, bailee, or lessor, as the case may be, has delivered to Lender a Collateral Access Agreement and unless it is segregated or otherwise separately identifiable from goods of others, if any, stored on the premises, (i) which is on consignment from any consignor, or on consignment to any consignee, (j) is subject to a bill of lading or other document of title or (k) that contains or bears any Proprietary Rights licensed to such Borrower by another Person unless such Borrower has delivered to Lender a consent or sublicense agreement from such licensor in form and substance acceptable to Lender or Lender is otherwise satisfied that it may sell or otherwise dispose of such Inventory in accordance with the remedies provided to the Lender under this Agreement without infringing the rights of the licensor of such Proprietary Rights or violating any contract of such Borrower with such licensor (and without payment of any royalties other than any royalties due with respect to the sale or disposition of such Inventory pursuant to the existing license agreement). The identification of specific exclusions from eligibility herein is not exclusive or exhaustive. Lender reserves the right in its Permitted Discretion to establish additional or different criteria for determining Eligible Inventory, at any time, without prior notice.

"Entity Loan Party" shall mean any of the Borrowers.

"Environmental Laws" shall mean all Requirements of Law and Permits imposing liability or standards of conduct for or relating to the regulation and protection of human health, safety, the environment and natural resources, including CERCLA, the SWDA, the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.), the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.), the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), the Safe Drinking Water Act (42 U.S.C. §§ 300(f) et seq.), all regulations promulgated under any of the foregoing, all analogous Requirements of Law and Permits and any environmental transfer of ownership notification or approval statutes.

"Environmental Liabilities" shall mean all liabilities (including costs of Remedial Actions, natural resource damages and costs, fines, penalties, indemnities and expenses of investigation and feasibility studies) that may be imposed on, incurred by or asserted against any Entity Loan Party as a result of, or related to, any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law or otherwise, arising under any Environmental Law or in connection with any environmental, health or safety condition or with any Release and resulting from the ownership, lease, sublease or other operation or occupation of property by any Group Member, whether on, prior to or after the date hereof.

"ERISA" shall mean the United States Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" shall mean, collectively, any Entity Loan Party, and any Person under common control, or treated as a single employer, with any Entity Loan Party, within the meaning of Section 414(b), (c), (m) or (o) of the Tax Code.

"ERISA Event" shall mean any of the following: (a) a reportable event described in Section 4043(b) of ERISA (or, unless the 30-day notice requirement has been duly waived under the applicable regulations, Section 4043(c) of ERISA) with respect to a Title IV Plan, (b) the withdrawal of any ERISA Affiliate from a Title IV Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA, (c) the complete or partial withdrawal of any ERISA Affiliate from any Multiemployer Plan, (d) with respect to any Multiemployer Plan, the filing of a notice of reorganization, insolvency or termination (or treatment of a plan amendment as termination) under Section 4041A of ERISA, (e) the filing of a notice of intent to terminate a Title IV Plan (or treatment of a plan amendment as termination) under Section 4041 of ERISA, (f) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC, (g) the failure to make any required contribution to any Title IV Plan or Multiemployer Plan when due, (h) the imposition of a lien under Section 412 of the Tax Code or Section 302 or 4068 of ERISA on any property (or rights to property, whether real or personal) of any ERISA Affiliate, (i) the failure of a Plan or any trust thereunder intended to qualify for tax exempt status under Section 401 or 501 of the Tax Code or other Requirements of Law to qualify thereunder and (j) any other event or condition that might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or for the imposition of any liability upon any ERISA Affiliate under Title IV of ERISA other than for PBGC premiums due but not delinquent.

"Floor" means three and one-half percent (3.50%).

"Food Security Act" shall mean 7 U.S.C. Section 1631, and any successor statute thereto, together with each existing or future state statute or regulation establishing a "central filing system" (as defined in 7 U.S.C. Section 1631) that has been certified by the Secretary of the United States Department of Agriculture.

"Formation Documents" shall mean as to any Person which is (i) a corporation, the certificate or articles of incorporation of such Person, (ii) a limited liability company, the articles of organization or certificate of formation of such Person, (iii) a limited partnership, the certificate of limited partnership agreement of such Person, or (iv) any other form of entity or organization, the organizational documents analogous to the foregoing.

"GAAP" shall mean generally accepted accounting principles in the United States of America, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, in the statements and pronouncements of the Financial Accounting Standards Board and in such other statements by such other entity as may be in general use by significant segments of the accounting profession that are applicable to the circumstances as of the date of determination.

"Generations Coffee" shall mean Generations Coffee Company, LLC, a Delaware limited liability company.

"Generations Coffee Loan Documents" shall mean, collectively and individually, (a) the Business Purpose Promissory Note dated May 25, 2018 made by Generations Coffee and payable to the order of Coffee Holding in the original principal amount of $2,750,220, (b) the Loan with Security Agreement dated May 25, 2018 by and between Generations Coffee, as borrower, and Coffee Holding, as lender, and (c) any promissory note, loan agreement or other document, instrument, writing or agreement given in renewal of or substitution for the foregoing and as any of the foregoing may be modified, amended, supplemented or restated from time to time.

"Governmental Authority" shall mean any nation, sovereign or government, any state or other political subdivision thereof, any agency, authority or instrumentality thereof and any entity or authority exercising executive, legislative, taxing, judicial, regulatory or administrative functions of or pertaining to government, including any central bank, stock exchange, regulatory body, arbitrator, public sector entity, supra-national entity (including the European Union and the European Central Bank) and any self-regulatory organization (including the National Association of Insurance Commissioners).

"Guarantors" shall mean collectively and individually, and jointly and severally, Sonofresco, LLC, Comfort Foods, Inc., Generations Coffee Company, LLC, and any other Person guaranteeing the Obligations from time to time.

"Guaranty Agreements": Collectively and individually, each guaranty agreement executed by a Guarantor in favor of Bank, as the same may be modified, amended, supplemented or restated from time to time

"Hazardous Material" shall mean any substance, material or waste that is classified, regulated or otherwise characterized under any Environmental Law as hazardous, toxic, a contaminant or a pollutant or by other words of similar meaning or regulatory effect, including petroleum or any fraction thereof, asbestos, polychlorinated biphenyls and radioactive substances.

"Hedging Agreement" shall mean any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement and other hedging agreements (including, without limitation, all "swap agreements" as defined in 11 U.S.C. § 101).

"Indebtedness" shall mean (A) all indebtedness for borrowed money or for the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), and all obligations under leases which are or should be, under GAAP, recorded as capital leases, in respect of which a Person is directly or contingently liable as borrower, guarantor, endorser or otherwise, or in respect of which a Person otherwise assures a creditor against loss; (B) all obligations for borrowed money or for the deferred purchase price of property or services secured by (or for which the holder has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including without limitation accounts receivable and contract rights) owned by a Person, whether or not such Person has assumed or become liable for the payment thereof; (C) indebtedness evidenced by bonds, debentures, notes or other similar instruments; (D) obligations and liabilities directly or indirectly guaranteed by such Person; (E) obligations or liabilities created or arising under any conditional sales contract or other title retention agreement with respect to property used and/or acquired by such Person; (F) all obligations of such Person in respect of letters of credit or bankers' acceptances; (G) all obligations, contingent or otherwise of such Person as an account party or applicant in respect of letters of credit; and (H) all other liabilities and obligations which would be classified in accordance with GAAP as indebtedness on a balance sheet or to which reference should be made in footnotes thereto. The amount of any guarantee shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such guarantee is made and (b) the maximum amount for which the Person giving such guarantee may be liable pursuant to the terms of the agreement embodying such guarantee unless such primary obligation and the maximum amount for which such Person may be liable are not stated or determinable, in which case the amount of such guarantee shall be such Person's maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith.

"Interest Period" means, as to any Revolving Loan, the period commencing on the date of such Revolving Loan and ending on the numerically corresponding day in the calendar month that is one month thereafter; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no Interest Period shall extend beyond the Maturity Date. For purposes hereof, the date of a Revolving Loan initially shall be the date on which such Revolving Loan is made.

"Inventory" has the meaning prescribed for such term as defined by the UCC, which definition is incorporated herein by reference, and includes, without limitation, with respect to a Person, goods (including goods in-transit) that (a) are held or to be held by such Person for sale or lease or to be furnished under a contract of service, (b) are leased or to be leased by such Person as lessor or (c) consist of raw materials, work in process, finished goods or materials used or consumed in such Person's business.

"Letter of Credit" shall mean commercial letters of credit issued by the Bank for the account of any Borrower in accordance with terms and provisions of the LC Documents.

"LC Application" shall mean an application by any Borrower to the Bank, pursuant to a form approved by the Bank, for the issuance of a Letter of Credit, which application is submitted to the Bank at least five (5) days prior to the requested issuance of such Letter of Credit.

"LC Conditions" shall mean the following conditions, the satisfaction of each of which is required before the Bank shall be obligated to issue a Letter of Credit: (i) each of the conditions set forth in Section 1.12 of this Agreement has been and continues to be satisfied, including the absence of any Default or Event of Default; (ii) after giving effect to the issuance of the requested Letter of Credit and all other unissued Letters of Credit for which an LC Application has been submitted to the Bank, the LC Obligations would not exceed the (x) the Maximum LC Obligation and (y) the difference of (A) minus (B), where (A) is the Maximum Facility Amount and (B) is the sum of the principal amount of Revolving Loans plus the face amount of Letters of Credit then outstanding; and (iii) the currency in which payment is to be made under the Letter of Credit is Dollars.

"LC Documents" shall mean any and all agreements, instruments and documents (other than an LC Application) required by the Bank to be executed by any Borrower or any other Person and delivered to the Bank as a condition to the issuance of a Letter of Credit.

"LC Facility" shall mean a sub-facility established pursuant to Section 1.13 of this Agreement and described in Annex 2 and shall be considered utilization of the Maximum Facility Amount.

"LC Obligations" shall mean, on any date, an amount (in Dollars) equal to the sum of (without duplication) (i) all amounts then due and payable by any Borrower on such date by reason of any payment that is made by the Bank under a Letter of Credit and that has not been repaid to the Bank, plus (ii) the Undrawn Amount of all Letters of Credit which are then outstanding or for which an LC Application has been delivered to and accepted by Bank and (iii) all fees and other amounts due or to become due in respect of Letters of Credit outstanding on such date.

"LC Support" shall mean a guaranty, Cash Collateral or other support agreement in favor of Bank, acceptable to Bank in its sole and absolute discretion, pursuant to which the payment or performance by Borrower of its obligations under an LC Application, including the obligation to reimburse Bank for any payment made by the Bank under such Letter of Credit, is guaranteed or otherwise assured to the Bank's sole satisfaction.

~~"LIBOR Rate" means the rate per annum published on each Business Day in the "Money Rates" table of *The Wall Street Journal* (or such other presentation within *The Wall Street Journal* as may be adopted hereafter for such information) as the one-month LIBOR rate, adjusted daily; provided, that, if any change in market conditions or any change in Applicable Law shall at any time after the date hereof, in the reasonable opinion of the Lender, make it unlawful or impractical for the Lender (other than as a result of the Lender's creditworthiness) to fund or maintain Loans at the LIBOR Rate or to continue such funding or maintaining, or to determine or change interest rates based on the LIBOR Rate then the LIBOR Rate shall be a rate per annum determined by the Lender in its Permitted Discretion and provided further that, if the LIBOR Rate as so determined shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.~~

"Lien" shall mean any lien (statutory or other), mortgage, pledge, hypothecation, assignment, security interest, encumbrance, charge, claim, restriction on transfer or similar restriction or other security arrangement of any kind or nature whatsoever, including, without limitation, any conditional sale or other title retention agreement and any capital or financing lease having substantially the same economic effect as any of the foregoing.

"Loan Documents" shall mean this Amended and Restated Loan and Security Agreement ("Agreement" or "Loan Agreement"), Notes (if any), the LC Application, each Letter of Credit, each Guaranty Agreement, any security agreements, pledge agreements or guaranties and any and all other documents, amendments or renewals executed and delivered in connection with any of the foregoing.

"Loan Party Taxes" shall mean any and all current or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority, including, without limitation, income taxes, real and personal property taxes, assessments and charges and all franchise, income, unemployment, retirement benefits, withholding, sales, F.I.C.A. and other taxes.

"Managing Person" shall mean with respect to any Person that is (i) a corporation, its board of directors, (ii) a limited liability company, its board of control, managing member or members or managers, (iii) a limited partnership, its general partner, (iv) a general partnership or a limited liability partnership, its managing partner or executive committee or (v) any other Person, the managing body thereof or other Person analogous to the foregoing.

"Material Adverse Effect" shall mean any act, omission, event or undertaking which, singly or together with one or more other acts, omissions, events or undertakings, could reasonably be expected to have a materially adverse effect upon (1) the business, assets, properties, liabilities, condition (financial or otherwise), results of operations or business prospects of any Entity Loan Party or (2) the ability of any Entity Loan Party to perform its obligations in a timely manner under this Agreement and the other agreements and instruments executed and delivered in connection herewith.

"Maturity Date" is defined in Annex 2.

"Multiemployer Plan" shall mean any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which any Entity Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

"Note" shall mean any promissory note evidencing a Loan.

"Obligation(s)" shall mean, without limitation, all loans, advances, indebtedness, bankers' acceptances, notes, reimbursement obligations, liabilities, rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, forward transactions, currency swap transactions, cross-currency rate swap transaction, currency options and amounts, liquidated or unliquidated, owing by any Entity Loan Party to the Bank or any Bank Affiliate at any time, of each and every kind, nature and description, whether arising under this Agreement, any of the Loan Documents or otherwise, and whether secured or unsecured, direct or indirect (that is, whether the same are due directly by any Entity Loan Party to the Bank or any Bank Affiliate; or are due indirectly by any Entity Loan Party to the Bank or any Bank Affiliate as endorser, guarantor or other surety, or as obligor of any obligations due third persons which have been endorsed or assigned to the Bank or any Bank Affiliate, or otherwise), absolute or contingent, due or to become due, now existing or hereafter arising or contracted, including, without limitation, payment when due of all amounts outstanding respecting any of the Loan Documents. Said term shall also include all interest and other charges chargeable to any Entity Loan Party or due from any Entity Loan Party to the Bank or any Bank Affiliate from time to time and all costs and expenses referred to in this Agreement. Without limitation, Obligation includes the Revolving Credit Facility as previously established and as amended and restated hereunder.

"Organizational Documents" shall mean as to any Person which is (i) a corporation, the certificate or articles of incorporation and by-laws of such Person, (ii) a limited liability company, the articles of organization or certificate of formation and limited liability company agreement or similar agreement of such Person, (iii) a partnership, the partnership agreement or similar agreement of such Person and, in the case of a limited partnership, the certificate of limited partnership, or (iv) any other form of entity or organization, the organizational documents analogous to the foregoing.

"Overadvance" shall mean if, at any time, the outstanding principal amount of the Revolving Loans exceeds the lesser of (i) the Borrowing Base or (ii) the Maximum Facility Amount for any reason including, but not limited to, as a result of Eligible Accounts or Eligible Inventory becoming ineligible.

"Patents" shall mean all of the following now owned or hereafter acquired by any Entity Loan Party: (i) all letters patent of the United States or any other country, all registrations and recordings thereof, and all applications for letters patent of the United States or any other country, including registrations, recordings and pending applications in the United States Patent and Trademark Office or any similar offices in any other country and (ii) all reissues, continuations, divisions, continuations-in-part, renewals or extensions thereof, and the inventions disclosed or claimed therein, including the right to make, use or sell the inventions disclosed or claimed therein.

"PBGC" shall mean the United States Pension Benefit Guaranty Corporation and any successor thereto.

"Pension Plan" shall mean any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by any Entity Loan Party or any ERISA Affiliate or to which any Entity Loan Party or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

"Periodic Term SOFR Determination Day" has the meaning specified in the definition of "Term SOFR".

"Permit" shall mean, with respect to any Person, any permit, approval, authorization, license, registration, certificate, concession, grant, franchise, variance or permission from, and any other Contractual Obligations with, any Governmental Authority, in each case whether or not having the force of law and applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Permitted Discretion" shall mean a determination made by Lender in the exercise of its commercially reasonable business judgment (from the perspective of a secured asset-based lender).

"Permitted Government Account" shall mean an Account with respect to which (a) the Account Debtor is the United States of America or any political subdivision, department, agency or instrumentality thereof, (b) a copy of the related contract has been delivered to Lender, (c) a completed task order has been approved for billing by the applicable Account Debtor, and (d) the Federal Assignment of Claims Act, as amended, or any similar law, if applicable, has been complied with in a manner satisfactory to Lender.

"Permitted Investments" shall mean:

(a)   direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent that such obligations are backed by the full faith and credit of the United States of America), in each case measuring within one year from the date of acquisition thereof;

(b)   investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or any successor thereto, or from Moody's Investors Service, Inc. or any successor thereto;

(c)   investments in certificates of deposit, banker's acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, the Bank or any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than $500,000,000; and

(d)   fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) of this definition and entered into with a financial institution satisfying the criteria described in clause (c) of this definition.

"Permitted Liens" shall mean (A) Liens securing the Obligations hereunder, (B) Liens for taxes not yet due and payable, that remain payable without penalty or that are being contested in good faith by appropriate proceedings diligently conducted and with respect to which adequate reserves or other appropriate provisions are maintained in accordance with GAAP, (C) Liens arising under Agricultural Lien Statutes and similar statutes, rules or regulations, (D) Liens of warehousemen and bailees for customary storage charges and fees, (E) purchase-money Liens covering solely equipment constituting capital assets owned or leased by any Entity Loan Party and the proceeds thereof and securing not more than $3,000 in purchase money Indebtedness, (F) Liens of a collecting bank on items in the course of collection arising under Section 4-208 of the Code, (G) pledges or cash deposits made in the ordinary course of business (i) in connection with workers' compensation, unemployment insurance or other types of social security benefits (other than any Lien imposed by ERISA), (ii) to secure the performance of bids, tenders, leases (other than capital leases) sales or other trade contracts (other than for the repayment of borrowed money) or (iii) made in lieu of, or to secure the performance of, surety, customs, reclamation or performance bonds (in each case not related to judgments or litigation), (H) judgment liens (other than for the payment of taxes, assessments or other governmental charges) securing judgments and other proceedings not constituting an Event of Default under <u>Section 6.1</u> and pledges or cash deposits made in lieu of, or to secure the performance of, judgment or appeal bonds in respect of such judgments and proceedings, (I) unexercised statutory or common law bankers' and brokers' liens and (J) Liens of landlords and mortgagees of landlords (arising by statute on fixtures and movable tangible property located on the real property leased or subleased from such landlord for amounts not yet due, that remain payable without penalty or that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves or other appropriate provisions are maintained in accordance with GAAP, and (K) additional Permitted Liens listed on <u>Annex 3</u> (if any).

"<u>Plan</u>" shall mean any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by any Entity Loan Party or, with respect to any such plan that is subject to Section 412 of the Tax Code or Title IV of ERISA, any ERISA Affiliate.

"<u>Person</u>" or "party" shall mean individuals, partnerships, corporations, limited liability companies and all other entities.

"<u>Property</u>" shall mean all types of real, personal, tangible, intangible or mixed property.

"<u>Proprietary Rights</u>" means collectively, all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational, foreign laws or otherwise, including, without limitation, inventions, invention disclosures, designs, blueprints, plans, specifications, licenses, permits, patents, patent rights, copyrights, works which are the subject matter of copyrights, trademarks, service marks, trade names, trade styles, patent, trademark and service mark applications, trade secrets, domain names, good will and all licenses and rights related to any of the foregoing, including, without limitation, all royalties, license fees or other payments due under or in respect of any of the foregoing, all extensions, renewals, reissues, divisions and continuations of any of the foregoing, and all rights to sue at law or in equity for past, present and future infringement, misappropriation, violation or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom.

"<u>Release</u>" shall mean any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material into or through the environment.

"Remedial Action" shall mean all actions required by applicable Environmental Laws to (a) clean up, remove, treat or in any other way address any Hazardous Material in the indoor or outdoor environment, (b) prevent or minimize any Release so that a Hazardous Material does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment or (c) perform pre-remedial studies and investigations and post-remedial monitoring and care with respect to any Hazardous Material.

"Requirements of Law" shall mean, with respect to any Person, collectively, the common law and all federal, state, local, foreign, multinational or international laws, statutes, codes, treaties, standards, rules and regulations, guidelines, ordinances, orders, judgments, writs, injunctions, decrees (including administrative or judicial precedents or authorities) and the interpretation or administration thereof by, and other determinations, directives, requirements or requests of, any Governmental Authority, in each case whether or not having the force of law and that are applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Restricted Payment" shall mean, as to any Person, any dividend or other distribution by such Person (whether in cash, securities or other property) with respect to any shares of any class of equity securities of such Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares or any option, warrant or other right to acquire any such shares.

"Sanctioned Country" means, at any time, a country or territory which is the subject or target of any Sanctions.

"Sanctioned Person" means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, any other U.S. government entity, the United Nations Security Council or any similar list maintained by Canada, the European Union or any EU member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person controlled by any Person described in clauses (a) or (b) of this definition.

"Sanctions" means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, the U.S. Department of Commerce or the U.S. Department of the Treasury or (b) the United Nations Security Council, the European Union of Her Majesty's Treasury of the United Kingdom or the relevant sanctions authority of Canada, and in each case, the regulations promulgated thereunder.

"SOFR" means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"SOFR Borrowing" means, as to any Revolving Loan, the SOFR Rate Loans comprising such Borrowing.

"SOFR Rate Loan" means a Loan that bears interest at a rate based on Adjusted Term SOFR.

"Solvent" shall mean, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute unreasonably small capital.

The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that would reasonably be expected to become an actual or matured liability.

"Stock" shall mean all shares of capital stock (whether denominated as common stock or preferred stock), equity interests, beneficial, partnership or membership interests, joint venture interests, participations or other ownership or profit interests in or equivalents (regardless of how designated) of or in a Person (other than an individual), whether voting or non-voting.

"Subordination Agreement" shall mean a subordination agreement satisfactory in form and substance to the Bank and executed by a subordinated creditor in favor of the Bank (if more than one, the "Subordination Agreements").

"Subsidiary" shall mean, with respect to any Person, any corporation, partnership, joint venture, limited liability company, association or other entity, the management of which is, directly or indirectly, controlled by, or of which an aggregate of more than 50% of the outstanding Voting Stock is, at the time, owned or controlled directly or indirectly by, such Person or one or more Subsidiaries of such Person. Unless otherwise indicated, references to a "Subsidiary" mean a Subsidiary of an Entity Loan Party.

"Tax Code" shall mean the U.S. Internal Revenue Code of 1986, as amended.

"Term SOFR" means for any calculation with respect to a SOFR Rate Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "Periodic Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day.

"Term SOFR Adjustment" means for any calculation with respect to a SOFR Rate Loan, 0.11448% per annum.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Lender in its reasonable discretion).

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.

"Third Party Agreement" shall mean any contract between any Entity Loan Party and one or more third parties.

"Title IV Plan" shall mean a Pension Plan or Plan.

"Trademarks" shall mean all of the following now owned or hereafter acquired by any Entity Loan Party: (a) all trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, trade dress, logos, other source or business identifiers, designs and general intangibles of like nature, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all registration and recording applications filed in connection therewith, including registrations and registration applications in the United States Patent and Trademark Office, any State of the United States or any similar offices in any other country or any political subdivision thereof, and all extensions or renewals thereof, (b) all goodwill associated therewith or symbolized thereby and (c) all other assets, rights and interests that uniquely reflect or embody such goodwill.

"Transactions" shall mean (a) the execution, delivery and performance by each Entity Loan Party of each Loan Document to which it is a party, (b) the making of the Credit Extensions and (c) the use of the proceeds of the Credit Extensions.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"U.S. Government Securities Business Day" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"Undrawn Amount" shall mean on any date and with respect to a particular Letter of Credit, the total amount then available to be drawn under such Letter of Credit in Dollars.

"Validity Guarantor(s)" shall mean those Persons described as Validity Guarantors in Annex 2.

"Validity Guaranty" shall mean any validity guaranty executed by a Validity Guarantor in favor of the Bank (if more than one, the "Guaranties").

"Voting Stock" shall mean Stock of any Person having ordinary power to vote in the Managing Persons or other controlling Persons, of such Person (irrespective of whether, at the time, Stock of any other class or classes of such entity shall have or might have voting power by reason of the occurrence of any contingency).

"Wall Street Journal Prime Rate" shall mean the highest rate published from time to time by the Wall Street Journal as the "prime rate," or, in the event the Wall Street Journal ceases publication of the prime rate, the base, reference or other rate then designated by the Bank, in its sole and absolute discretion, for general commercial loan reference purposes, it being understood that such rate is a reference rate, not necessarily the lowest, established from time to time, which serves as the basis upon which effective interest rates are calculated for loans making reference thereto.

2. <u>Accounting Terms and Principles and GAAP</u>. All accounting determinations required to be made pursuant hereto shall, unless expressly otherwise provided herein, be made in accordance with GAAP. No change in the accounting principles used in the preparation of any financial statement hereafter adopted by the Borrower shall be given effect if such change would affect a calculation that measures compliance with any provision of this unless the Borrower and the Bank agree to modify such provisions to reflect such changes in GAAP and, unless such provisions are modified, all financial statements, Agreement, certificates and similar documents provided hereunder shall be provided together with a reconciliation between the calculations and amounts set forth therein before and after giving effect to such change in GAAP.

3. <u>Certain References</u>. Unless otherwise expressly indicated, references (i) in this Agreement to an Exhibit, Annex, Schedule, Article, Section or clause refer to the appropriate Exhibit, Annex or Schedule to, or Article, Section or clause in, this Agreement and (ii) in any Loan Document, to (A) any agreement shall include, without limitation, all exhibits, schedules, appendixes and annexes to such agreement and, unless the prior consent of the Bank is not obtained, any modification to any term of such agreement, (B) any statute shall be to such statute as modified from time to time and to any successor legislation thereto, in each case as in effect at the time any such reference is operative and (C) any time of day shall be a reference to New York time. Titles of articles, sections, clauses, exhibits, schedules and annexes contained in any Loan Document are without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto. Unless otherwise expressly indicated, the meaning of any term defined (including by reference) in any Loan Document shall be equally applicable to both the singular and plural forms of such term.

4. <u>Code Terms</u>. All terms which are not defined herein but which are defined in the Code shall have the meanings given to them in the applicable Code.

5. <u>Interpretation and Certain Terms</u>. Except as set forth in any Loan Document, all accounting terms not specifically defined herein shall be construed in accordance with GAAP (except for the term "property," which shall be interpreted as broadly as possible, including, in any case, cash, securities, other assets, rights under Contractual Obligations and Permits and any right or interest in any property). The terms "herein," "hereof" and similar terms refer to this Agreement as a whole. In the computation of periods of time from a specified date to a later specified date in any Loan Document, the terms "from" means "from and including" and the words "to" and "until" each mean "to but excluding" and the word "through" means "to and including." In any other case, the term "including" when used in any Loan Document means "including without limitation." The term "documents" means all writings, however evidenced and whether in physical or electronic form, including all documents, instruments, agreements, notices, demands, certificates, forms, financial statements, opinions and reports. The term "incur" means incur, create, make, issue, assume or otherwise become directly or indirectly liable in respect of or responsible for, in each case whether directly or indirectly, and the terms "incurrence" and "incurred" and similar derivatives shall have correlative meanings.

A1-21

6. Rates. The Lender does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Adjusted Term SOFR, or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Lender and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Lender may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

ANNEX 2

SCHEDULE OF FACILITY INFORMATION

1. Reserved.

2. Interest Rate: Except as otherwise provided in this Agreement, interest shall be calculated as follows:

(i) in the case of Revolving Loans, at a rate per annum equal to the Adjusted ~~LIBOR Rate~~Term SOFR plus the Applicable Margin.

(ii) in the case of other Obligations, at a rate per annum equal to the Adjusted ~~LIBOR Rate~~Term SOFR plus the Applicable Margin.

3. Conditions to Credit Extensions Prior to Initial Credit Extensions:

Resolutions, Consents, and Other Documents. The Borrowers shall have delivered, or caused to be delivered to Bank, or Bank shall have received the following, unless waived by the Bank:

(a) this Agreement, and each of the other Loan Documents all properly executed;

(b) any other documents to be executed and/or delivered by the Borrowers or any other Person pursuant to this Agreement;

(c) certified copies of (i) resolutions of Borrowers' board of directors or managers or managing members (as applicable) authorizing the execution, delivery and performance of this Agreement, and each of the other Loan Documents required to be delivered pursuant to this Agreement and (ii) Borrowers' articles or certificate of incorporation and by-laws or certificate of formation and operating agreement, as applicable;

(d) an incumbency certificate for Borrowers identifying all officers or managers or managing members, with specimen signatures, authorized to execute the Loan Documents;

(e) insurance certificates in form satisfactory to the Bank;

(f) all searches and certificates required by the Bank.

4. Inspections, Field Examinations, Audits:

Frequency: Provided that no Default or Event of Default has occurred, (i) field examinations and Collateral audits and analyses will not be conducted more than one (1) time in any twelve-month period at the Borrowers' expense and (ii) additional field examinations and Collateral audits and analyses may be conducted at the Lender's expense. After the occurrence and during the continuance of a Default or an Event of Default, there shall be no limit on the number of field examinations and Collateral audits and analyses that may be conducted at the Borrowers' expense.

Cost: $1,100 per man per day plus out-of-pocket expenses.

5. Financial Statements:

The Bank has received the following financial statements from the Borrower: Consolidated financial statement of Borrowers Coffee Holding and Organic Products for fiscal year end October 31, 2015; SEC 10Q statements through April 2016.

6. Operating and Deposit Accounts:

The Borrowers shall maintain all of theirs accounts, including operating and payroll accounts, with the Bank. Accounts which any Borrower may maintain at institutions other than the Bank, if any, are listed on Annex 3.

7. Insurance:

The Borrowers shall carry insurance issued by an insurer acceptable to Bank, in amounts acceptable to Bank without co-insurance, against all such liability, perils and hazards as are usually carried by entities engaged in the same or a similar business similarly situated or as may be required by Bank in its discretion.

8. Definition of Borrowing Base:

"Borrowing Base" shall mean an amount not to exceed the following as shown on Bank's records at any time and as reported by each Borrower prior to each request for a Revolving Loan and each request for a Letter of Credit and in a Borrowing Base Certificate as required by this Agreement:

(i) Up to 85% of each Borrower's Eligible Accounts, plus

(ii) Up to the lesser of (y) $3,500,000 as to Coffee Holding or (z) the sum of (1) up to fifty percent (50%) of the cost or market value, whichever is lower, of "green coffee" owned by Coffee Holding that qualifies as Eligible Inventory of Coffee Holding, plus (2) up to twenty-five percent (25%) of the cost or market value, whichever is lower, of all Eligible Finished Goods Inventory of Coffee Holdings, plus

(iii) Up to the lesser of (y) $3,000,000 as to Organic Products or (z) the sum of (1) up to fifty percent (50%) of the cost or market value, whichever is lower, of "green coffee" owned by Organic Products that qualifies as Eligible Inventory of Organic Products, plus (2) up to twenty-five percent (25%) of the cost or market value, whichever is lower, of all Eligible Finished Goods Inventory of Organic Products, minus

(iv) such reserves as the Bank elects, in its sole discretion, to establish from time to time;.

At no time shall the outstanding amount of Revolving Loans against Eligible Inventory exceed the outstanding amount of Revolving Loans against Eligible Accounts. At no time shall the aggregate outstanding principal balance of the Revolving Loans plus all LC Obligations exceed the Maximum Facility Amount.

9. <u>Eligible Accounts shall comply with each of the following</u>:

  (a) Maximum days from original invoice date: 60 days

  (b) Maximum days past maturity: 30 days

  (c) Maximum percentage of invoices with maturity longer than that set forth in (a) above per Account Debtor [the "<u>Cross-age limitation</u>"]: 25%

  (d) Maximum percentage of any single Account Debtor ["<u>Concentration limit</u>"]: 25%

10. <u>Maturity Date</u>: The Revolving Credit Facility shall mature and terminate on June ~~29~~30, ~~2022~~2024 (the "<u>Maturity Date</u>"). If the Maturity Date shall fall on a day which is not a Business Day, the due date for payment hereunder shall be extended to the next succeeding Business Day, and such extension of time shall be included in computing interest and fees in connection with such payment.

11. <u>Maximum Facility Amount</u>:

  $14,000,000

12. <u>Maximum LC Obligation (LC Facility)</u>:

  $1,000,000

13. <u>Prepayment ~~Penalty~~Premium</u>: In the event that the Revolving Credit Facility is terminated by the Borrowers at any time prior to a Maturity Date, or if the Revolving Credit Facility is terminated by the Bank at any time as a result of the occurrence of a Default or an Event of Default, the Borrowers shall pay to the Bank a prepayment premium upon the occurrence of such event (a "<u>Prepayment Event</u>") equal to one percent (1%) of the Maximum Facility Amount in effect as of the Prepayment Event.

14. <u>Fees and Charges</u>:

  <u>Minimum Deposit</u>. If the Borrowers shall fail to maintain with the Bank during any calendar quarter non-interest bearing deposits having net collected balances, after charges to compensate Bank for services rendered to Borrowers, of an aggregate amount of $250,000, the Borrowers shall pay to the Bank a fee equal to the amount of such deficit multiplied by a rate per annum equal to the sum of the average daily Wall Street Journal Prime Rate plus 3.00%.

15. <u>Reporting</u>:

  15.1 <u>Financial Statements</u>. Borrowers will furnish the following financial statements to the Bank:

    (a) Borrowers shall provide to the Bank, within 120 days after the end of each fiscal year (October 31st) of Borrowers, its balance sheet as at the end of such fiscal year, and its statement of income and retained earnings and statement of cash flow for such fiscal year, prepared on a consolidated and consolidating basis and certified in accordance with GAAP by independent certified public accountants of recognized standing selected by Borrowers and satisfactory to the Bank; alternatively, Borrower shall deliver to the Bank a copy of the Borrower's 10K statement as filed with the SEC within 10 days of such filing;

(b) Borrowers shall provide to the Bank, within 60 days after the end of each fiscal quarter of Borrowers, its balance sheet as at the end of such quarter, and its statement of income and retained earnings and statement of cash flow for such quarter, prepared on a consolidated and consolidating basis and in accordance with GAAP and reviewed by the Borrowers' independent certified public accountants of recognized standing selected by Borrowers and satisfactory to the Bank. The Borrowers' current certified public accountants are satisfactory to the Bank; alternatively, Borrower shall deliver to the Bank a copy of the Borrower's 10Q statement as filed with the SEC within 10 days of such filing;

(c) Concurrently with any delivery of financial statements under clauses (a) and (b) above, the Borrowers shall furnish to the Bank a compliance certificate of the chief financial officer of the Borrower, in form satisfactory to the Bank, (i) certifying as to whether a Default or Event of Default has occurred and, if a Default or Event of Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with the financial covenants set forth on Annex 2 and (iii) stating whether any change in GAAP or in the application thereof has occurred since the date of the financial statements referred to in Section 3.12 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d) Concurrently with any delivery of financial statements under clause (a) above, the Borrowers shall furnish to the Bank a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default or Event of Default (which certificate may be limited to the extent required by accounting rules or guidelines).

15.2 Other Reporting Requirements:

(a) Borrowers shall provide to the Bank, within 120 days after the end of each fiscal year of Borrowers, true and signed copies of federal tax returns, complete with schedules and attachments, filed by Borrowers, except if filed earlier in which case Bank shall be furnished with such copies within 30 days of filing. If any Borrower is on an extension for the filing of any tax return, Bank shall be furnished with, within 30 days of filing, a true copy of any such extension and, thereafter, Bank shall be provided with a true and signed copy of each such filed tax return, complete with all schedules and attachments within 10 days of filing.

(b) Borrowers shall furnish to the Bank, within 30 days after the last day of each month, a Borrowing Base Certificate;

(c) Borrowers shall furnish to the Bank, within 30 days after the last day of each month, an accounts receivable aging report in the form set forth in the Borrowing Base Certificate;

(d) Borrowers shall furnish to the Bank, within 30 days after the last day of each month, an accounts payable report as of the last day of such month in form satisfactory to the Bank;

(e) Borrowers shall furnish to the Bank, within 30 days after the last day of each month, a detailed listing and summary of the Inventory on Borrowers' books as of the close of the preceding month, and including quantities, values, and location;

(f) Annually, not sooner than 30 days prior to, and not later than 30 days after, the end of each fiscal year of Borrowers, annual forecasts (to include forecasted consolidated balance sheets, statements of income and expenses, statements of cash flow and Availability) for Borrower and its consolidated Subsidiaries as of the end of and for each fiscal month of the following fiscal year of Borrowers.

For purposes of this Section ~~15~~15.2(f), the term "Availability" means, with respect to Revolving Loans at any time of determination, an amount equal to (a) the Borrowing Base less (b) the sum of (i) the unpaid principal balance of Revolving Loans plus (ii) all LC Obligations, in each case determined at such time.

(g) As soon as available to Borrowers, but in any event within five (5) days after receipt by Borrower, Borrowers shall furnish to the Bank a copy of any "management letter" provided to any Borrower by its accountants; and
(h) Promptly following any request therefor, Borrowers shall furnish to the Bank such other information regarding the operations, business affairs and financial condition of the Borrowers, or compliance with the terms of the Loan Documents, as the Bank may reasonably request.

16. Financial Covenants:

Financial Covenants. The Borrowers will not at any time or during any fiscal period (as applicable) fail to be in compliance with any of the financial covenants set forth in this Annex. For purposes of testing compliance with financial covenants as prescribed herein, Coffee Holding and Organic Products shall be treated on a consolidated basis and referred to collectively as Borrower:

16.1 Definitions. The following definitions, if applicable, shall pertain to this Section of this Annex:

"Capital Expenditures" shall mean for any fiscal period, the aggregate of all expenditures, including that portion of Capital Leases attributable to that fiscal period, made for the acquisition of any fixed assets or improvements, replacements, substitutions or additions.

"Capital Lease" shall mean, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that is or should be accounted for as a capital lease on the balance sheet of that Person.

"Cash Interest Expense" shall mean, for any fiscal period, Interest Expense for such fiscal period, excluding any amount not payable in cash.

"Earnings" shall mean net income as defined under GAAP.

"EBITDA" shall mean, for any fiscal period, Earnings from continuing operations before payment of federal, state and local income taxes, plus Interest Expense, depreciation, amortization and other non-cash charges, to the extent deducted or added in computing Earnings, and without giving effect to extraordinary items, in each case for such fiscal period.

"Effective Net Worth" shall mean, as of the date of determination thereof, Total Assets, excluding all Intangible Assets and all loan receivables and other obligations payable to the Borrower less Total Liabilities excluding Subordinated Indebtedness, all calculated with respect to the Borrower.

"Fixed Charges" shall mean, for any fiscal period, the sum, without duplication, of the amounts determined for Borrower equal to (i) Cash Interest Expense, (ii) scheduled payments of principal on Total Debt, and (iii) taxes and Restricted Payments made in cash during such fiscal period.

"Fixed Charge Coverage Ratio" shall mean the ratio as of the last day of any fiscal period of (a) the sum of (i) EBITDA for such fiscal period then ending, minus (ii) unfinanced Capital Expenditures made during such fiscal period to (b) Fixed Charges for such fiscal period.

"Indebtedness" shall mean (A) all indebtedness for borrowed money or for the deferred purchase price of property or services, and all obligations under leases which are or should be recorded as capital leases, in respect of which a Person is directly or contingently liable as borrower, guarantor, endorser or otherwise, or in respect of which a Person otherwise assures a creditor against loss; (B) all obligations for borrowed money or for the deferred purchase price of property or services secured by (or for which the holder has an existing right, contingent or otherwise, to be secured by) any lien upon property (including without limitation accounts receivable and contract rights) owned by a Person, whether or not such Person has assumed or become liable for the payment thereof; (C) indebtedness evidenced by bonds, debentures, notes or other similar instruments; (D) obligations and liabilities directly or indirectly guaranteed by such Person; (E) obligations or liabilities created or arising under any conditional sales contract or other title retention agreement with respect to property used and/or acquired by such Person; (F) all obligations of such Person in respect of bankers' acceptance; (G) all obligations, contingent or otherwise of such Person as an account party or applicant in respect of letters of credit; and (H) all other liabilities and obligations which would be classified in accordance with GAAP as indebtedness on a balance sheet or to which reference should be made in footnotes thereto.

"Intangible Assets" shall mean, as of the date of determination thereof, assets that in accordance with GAAP are properly classifiable as intangible assets, including, but not limited to, goodwill, franchises, licenses, patents, trademarks, trade names and copyrights.

"Interest Expense" shall mean, for any fiscal period, the sum of total interest expense (including that portion attributable to Capital Leases and capitalized interest) of Borrower with respect to all outstanding Total Debt, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under hedging, swap or similar agreements.

"Leverage" (Debt to Tangible Net Worth Ratio) shall have the meaning set forth in subsection (a) below.

"Senior Indebtedness" shall mean, as of the date of determination thereof, any amount of Indebtedness owing to the Bank (and/or any other lender approved by the Bank in writing in its sole discretion).

"Subordinated Indebtedness" shall mean, as of the date of determination thereof, all Indebtedness which has been subordinated in writing to the obligations owing to the Bank on terms and conditions acceptable to the Bank.

"Tangible Net Worth" shall have the meaning set forth in subsection (b) below.

"Total Assets" shall mean, as of the date of determination thereof, the total assets of the Borrower which would be classified in accordance with GAAP as assets on a balance sheet or to which reference should be made in footnotes thereto, all calculated with respect to the Borrower.

"Total Debt" shall mean, as at any date of determination, the aggregate stated balance sheet amount of all Indebtedness of Borrower.

"Total Liabilities" shall mean, as of the date of determination thereof, the total liabilities and obligations of the Borrower which would be classified in accordance with GAAP as liabilities on a balance sheet or to which reference should be made in footnotes thereto, all calculated with respect to the Borrower.

"Working Capital" shall have the meaning set forth in subsection (c) below.

16.2 Covenants. The following covenants shall apply to this Revolving Credit Facility:

(a) Leverage (Debt to Tangible Net Worth Ratio). Borrower shall not permit the Leverage (Debt to Tangible Net Worth Ratio) to be greater than 2.00 to 1.00 at any time. In applying this ratio, the term "Debt" as numerator in the ratio equation shall mean the ~~total liabilities~~Total Liabilities of the Borrower whether demand, installment, contingent, secured, unsecured, guaranteed, endorsed, or assumed all determined in accordance with GAAP, less Subordinated Debt. The term "Tangible Net Worth" as denominator in the ratio equation shall have the same meaning as set forth in (b) below defining Tangible Net Worth.

(b) <u>Tangible Net Worth</u>. As of fiscal year end October 31, 2016, the Borrower shall have attained a Tangible Net Worth of not less than $11,293,000 and for each fiscal year thereafter, the Borrower shall maintain at all times during said fiscal year a Tangible Net Worth of not less than the Tangible Net Worth reflected on the prior fiscal year end reviewed financial statement; provided, however, for every fiscal year end after October 31, 2016, the Borrower's Tangible Net Worth at the fiscal year end shall not be less than the Tangible Net Worth as of the prior year end plus 50% of the Borrower's net profit for the current fiscal year. In applying this covenant, <u>"Tangible Net Worth"</u> shall mean the Borrower's net worth as reported on the Borrower's financial statements, plus loans subordinated in favor of the Bank, less the total of loans or advances to its officers and affiliated companies, goodwill, licenses, patents, copyrights, trademarks, trade names, unamortized debt discount and expense, or organizational expenses and other like intangible assets and other items that would be characterized as intangible assets in accordance with GAAP. It is further required that the resultant Tangible Net Worth from the above computation shall be increased on a dollar for dollar basis for each dollar of equity contributed by the Borrower.

(c) <u>Working Capital</u>. The Borrower shall maintain working capital of not less than $4,000,000 at all times. The term "<u>Working Capital</u>" hereunder is defined as the difference between Current Assets and Current Liabilities. "<u>Current Assets</u>" at a particular date, shall mean all cash, cash equivalents, accounts and inventory of Borrower and all other items which would, in conformity with GAAP, be included under current assets of Borrower as at such date; provided, however, that such amounts shall not include (a) any amounts for any Indebtedness owing by an Affiliate of Borrower, unless such Indebtedness arose in connection with the sale of goods or rendition of services in the ordinary course of business and would otherwise constitute current assets in conformity with GAAP, (b) any shares of stock issued by an Affiliate of Borrower, or (c) the cash surrender value of any insurance policy. "<u>Current Liabilities</u>" at a particular date, shall mean all amounts which would, in conformity with GAAP, be included under current liabilities on the balance sheet of Borrower, as at such date, but in any event including, without limitation, the amounts of (a) all indebtedness of Borrower payable on demand not more than twelve (12) months after such date, (b) any payments in respect of any Indebtedness of Borrower (whether installment, serial maturity, or otherwise) required to be made not more than twelve (12) months after such date, (c) all reserves in respect of liabilities or Indebtedness payable on demand not more than twelve (12) months after such date, and (d) all accruals for federal or other taxes measured by income payable within a twelve (12) month period.

(d) <u>Net Profit</u>. The Borrower shall not reflect a net profit of less than $900,000, and shall not experience a net loss as of any fiscal year end as reflected in the Borrower's certified fiscal year end statements.

(e) <u>Distributions</u>. The Borrower shall not declare, pay or make any dividend distribution on any shares of the common stock or preferred stock of Borrower (other than dividends or distributions payable in its stock, or split-ups or reclassification of its stock) or apply any of its funds, property or assets to the purchase, redemption or other retirement of any common or preferred stock, or of any options to purchase or acquire any such shares of common or preferred stock of the Borrower. Anything to the contrary notwithstanding, the Borrower shall be permitted to acquire shares of the common stock or preferred stock of Borrower pursuant to its existing plan for such acquisition (which has been furnished to and reviewed by the Bank), provided that no acquisition of shares shall result in the occurrence of an Event of Default.

(f) <u>Employee Loans</u>. Borrower shall not make loans to employees in excess of the aggregate amount of $25,000 in any fiscal year without the prior written consent of the Bank in its sole discretion.

(g) <u>Intercompany Transactions</u>. There shall be no inter-company transactions with any Non-Borrower Affiliates or Subsidiaries other than (i) the transactions evidenced by the Generations Coffee Loan Documents not to exceed $2,750,220 as of May 25, 2018, minus principal payments made under the Generations Coffee Loan Documents from and after May 25, 2018 and (ii) other inter-company transactions of up to $750,000.

17. Waiver of Covenant Violation.

It is acknowledged that Borrowers Coffee Holding and Organic Products failed to comply with the minimum net profit covenant prescribed in the Existing Loan Documents. The Borrowers have requested that the Bank waive such covenant violations, and the Bank has agreed to do so hereunder. By execution of this Agreement, the Bank is waiving such non-compliance as being an Event of Default under the Existing Loan Documents for this instance of non-compliance only. Borrowers acknowledge that this waiver is singular in nature; that it does not apply to any other instance of covenant non-compliance; that no promise has been made by the Bank that it will waive any other covenant non-compliance, now or in the future; and that Borrowers are aware that they are fully obligated to satisfy all covenants under the Loan Documents. No other covenant waiver shall in any event be effective unless the same shall be in writing and signed by the Bank, and then such waiver shall be effective only in the specific instance and for the purpose for which given.

ANNEX 3
SCHEDULE OF BORROWER INFORMATION AND RELATED MATTERS

1. Additional Permitted Liens:

None.

2. State of Formation of Borrower:

Coffee Holding Co., Inc. – Nevada

Organic Products Trading Company LLC – Delaware

3. State and Jurisdictions where Borrower is qualified to do business:

Coffee Holding Co., Inc. – Nevada, New York, New Jersey, Washington, Ohio

Organic Products Trading Company LLC – Delaware, New Jersey, Washington

4. Subsidiaries or Affiliates: None

5. Borrower maintains offices or has equipment, fixtures, inventory or accounts receivable records on Borrower controlled premises only at the following locations (includes all leased premises):

Address of Premises	Landlord	Landlord's Address
3475 Victory Boulevard Staten Island, NY 10314	TANJ Properties	117 Eltingville Blvd. Staten Island, NY 10312
1365 Pacific Drive Burlington, WA 98233	DVM Management Corporation	

6. Litigation and Environmental Matters: None

7. The following third parties (warehousemen, consignees, bailees, etc.) have possession of Borrower assets such as inventory, equipment, or accounts receivable records:

[ ]

8. Alternate or Fictitious Names or Trade Names: None

9. Ownership Interests:

Owners of Stock Interest of Coffee Holding, Inc.:

Publicly Traded - NASDAQ - JVA

Owners of Membership Interests of Organic Products Trading Company LLC:

Coffee Holding Co., Inc.

<u>Owners of Membership Interests of Sonofresco, LLC</u>:

Coffee Holding Co., Inc.

<u>Owners of Stock Interest of Comfort Foods, Inc.</u>:

Coffee Holding Co., Inc.

10. Management:

<u>Coffee Holding Co., Inc.</u>

President: Andrew Gordon
Secretary: David Gordon

<u>Organic Products Trading Company LLC</u>

Manager: Andrew Gordon

11. Copyrights, Patents, Trade Marks, Service Marks, or Other Intellectual Property:

Coffee Holding: Café Caribe, Café Supremo, Via Roma, Don Maunel

12. Commercial Tort Claims: None

13. Bank accounts maintained at institutions other than the Bank: None

14. Borrower's Federal Tax Identification Number and State Organizational Identification Number, if applicable:
[__]

State issued identification number:

15. Subordinated Debt as of the Date hereof: $0.00

16. Prior Names: None

17. Validity Guarantors:

Andrew Gordon
David Gordon

18. Guarantors:

Sonofresco, LLC
Comfort Foods, Inc.

EXHIBIT A
FORM OF BORROWING BASE CERTIFICATE
(*SEE ATTACHED*)

Exhibit 10.28

NINTH LOAN MODIFICATION AGREEMENT AND WAIVER

THIS NINTH LOAN MODIFICATION AGREEMENT AND WAIVER (this "Modification") dated as of March 15, 2023, is by and among ORGANIC PRODUCTS TRADING COMPANY LLC, a Delaware limited liability company and COFFEE HOLDING CO., INC., a Nevada corporation (collectively, the "Borrowers"), the Guarantors identified on the signatures pages hereto and WEBSTER BANK, NATIONAL ASSOCIATION, successor by merger to Sterling National Bank (the "Bank" or the "Lender").

W I T N E S S E T H :

WHEREAS, the Borrowers, the Guarantors and the Bank entered into that certain Amended and Restated Loan and Security Agreement dated as of April 25, 2017, as amended by (a) a certain letter agreement dated November 21, 2017, (b) a certain Loan Modification Agreement dated as of February 28, 2018, (c) a certain Loan Modification Agreement and Waiver dated as of March 23, 2018, (d) a certain Loan Modification Agreement and Waiver dated August 23, 2018, effective as of July 1, 2018 (e) a certain Fifth Loan Modification Agreement dated September 14, 2018, (f) a certain Sixth Loan Modification Agreement dated as of March 13, 2019, (g) a certain Seventh Loan Modification Agreement dated March 16, 2022, and (h) a certain Eighth Loan Modification Agreement dated as of June 28, 2022 (collectively, the "Loan Agreement"), for the purposes and consideration therein expressed, pursuant to which the Bank became obligated to make Loans to the Borrowers as provided therein; and

WHEREAS, the following Events of Default have occurred and are continuing under the Loan Agreement (collectively, the "Specified Events of Default"):

(a) Borrowers failed to comply with Section 16.2(d) of Annex 2 to the Loan Agreement (Net Profit) for the period ending October 31, 2022 in violation of Section 5.1 of the Loan Agreement, resulting in an Event of Default under Section 6.1(a) of the Loan Agreement; and

(b) Borrowers have entered into certain arms-length transactions with Non-Borrower Affiliates in violation of Section 16.2(g)of Annex 2 to the Loan Agreement during the fiscal period ending October 31, 2022 in violation of Section 5.1 of the Loan Agreement, resulting in an Event of Default under Section 6.1(a) of the Loan Agreement; and

WHEREAS, the Borrowers have requested that Bank waive the Specified Events of Default and otherwise amend certain terms of the Loan Agreement as provided herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Loan Agreement, in consideration of the Loans which may hereafter be made by the Bank to the Borrowers, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

ARTICLE I
Definitions and Waiver

Section 1.1 Terms Defined in the Loan Agreement. Unless the context otherwise requires or unless otherwise expressly defined herein, the terms defined in the Loan Agreement shall have the same meanings whenever used in this Modification.

Section 1.2 <u>Waiver of Specified Events of Default</u>. The Bank hereby waives and elects to forego exercising rights and remedies in respect of the Specified Events of Default. Except as expressly set forth herein with respect to the Specified Event of Default, nothing in this Modification constitutes or shall be deemed to constitute a waiver of any of the rights or remedies of the Bank under the terms of the Loan Agreement, any Guaranty or applicable law, all of which are hereby reserved. The Bank is not waiving any Default or Event of Default other than the Specified Event of Default. Except as provided herein, all terms, conditions and covenants set forth in the Loan Documents shall remain unaffected and in full force and effect.

ARTICLE II
<u>Modification to the Loan Agreement</u>

Section 2.1 <u>Modification</u>. As of the effective date of this Modification, the Loan Agreement is amended as follows:

(a) <u>Section 2.10</u>. Section 2.10 of the Loan Agreement is amended and restated in its entirety to read as follows:

2.10 <u>Subordination</u>. It is acknowledged that the sum, if any, set forth on <u>Annex 3</u> (such Indebtedness referred to as "<u>Subordinated Debt</u>") is currently due from Borrower to those creditors set forth on <u>Annex 3</u> (each a "<u>Subordinator</u>"). If at any time there shall be Indebtedness that constitutes Subordinated Debt, Borrowers agree to procure from each Subordinator a Subordination Agreement pursuant to which each Subordinator acknowledges and agrees that any Subordinated Debt owed to such Subordinator is subordinate, inferior and subject to the satisfaction of all Obligations due the Bank, and that the failure of such Subordinator to execute and deliver such Subordination Agreement to the Bank shall constitute an Event of Default hereunder.

(b) <u>Section 5.2</u>. The reference to "June ___, 2022" in Section 5.2(b) of the Loan Agreement is amended to be "June 28, 2022".

(c) <u>Section 5.8</u>. Section 5.8 of the Loan Agreement is amended and restated in its entirety to read as follows:

5.8 <u>Restricted Payments</u>. Borrower will not nor will it permit any of the Subsidiaries to, (i) declare or make, or agree to pay for or make, directly or indirectly, any Restricted Payment, or (ii) be or become liable in respect of any obligation (contingent or otherwise) to purchase, redeem, retire, acquire or make any other payment in respect of its equity securities or any option, warrant or other right to acquire any such shares of equity securities.

(d) <u>Section 5.9</u>. Section 5.9 of the Loan Agreement is amended and restated in its entirety to read as follows:

5.9 <u>Transactions with Affiliates</u>. Without limiting any other provision of this Agreement, Borrowers will not engage in any transactions with any of its Affiliates, except in the ordinary course of business at prices and on terms and conditions not less favorable to Borrower than could be obtained on an arms-length basis from unrelated third parties.

(e) <u>Annex 2; Section 15.1</u>. Section 15.1(a) of Annex 2 to the Loan Agreement is amended and restated in its entirety to read as follows:

(a) Borrowers shall provide to the Bank, within 120 days after the end of each fiscal year (October 31st) of Borrowers (and by April 15, 2023 for Borrowers' fiscal year ending October 31, 2022 only), its balance sheet as at the end of such fiscal year, and its statement of income and retained earnings and statement of cash flow for such fiscal year, prepared on a consolidated and consolidating basis and certified in accordance with GAAP by independent certified public accountants of recognized standing selected by Borrowers and satisfactory to the Bank; alternatively, Borrower shall deliver to the Bank a copy of the Borrower's 10K statement as filed with the SEC within 10 days of such filing;

(f) Annex 2; Section 16.1. Section 16.1 of Annex 2 to the Loan Agreement is amended by the addition, in alphabetical order, or the amendment and restatement, as applicable, of the following definitions to read in their entirety as follows:

"Fixed Charges" shall mean, for any fiscal period, the sum, without duplication, of the amounts determined for Borrower equal to (i) Cash Interest Expense, (ii) scheduled payments of principal on Total Debt, and (iii) taxes paid in cash during such fiscal period.

"Fixed Charge Coverage Ratio" shall mean the ratio as of the last day of any fiscal period of (a) the sum of (i) EBITDA for such fiscal period then ending, minus (ii) Maintenance Capital Expenditures made during such fiscal period, minus (iii) Restricted Payments paid in cash during such fiscal period to (b) Fixed Charges for such fiscal period.

"Maintenance Capital Expenditure" shall means a Capital Expenditure required to maintain property, plan and equity for satisfaction and safter operations, at current capacity levels.

(g) Annex 2; Section 16.2. Section 16.2 of Annex 2 to the Loan Agreement is amended and restated in its entirety to read as follows:

16.2 Covenants. The following covenants shall apply to this Revolving Credit Facility:

(a) Leverage (Debt to Tangible Net Worth Ratio). Borrowers shall not permit their Leverage Ratio (Debt to Tangible Net Worth Ratio) to be greater than 2.00 to 1.00 at any time. In applying this ratio:

(i) the term "Debt" as numerator in the ratio equation shall mean (1) the Total Liabilities of the Borrower whether demand, installment, contingent, secured, unsecured, guaranteed, endorsed, or assumed all determined in accordance with GAAP, minus (2) Indebtedness subordinated in favor of the Bank pursuant to a Subordination Agreement; and

(ii) the term "Tangible Net Worth" as denominator in the ratio equation shall mean (1) the Borrower's net worth as reported on the Borrower's financial statements, plus (2) Indebtedness subordinated in favor of the Bank pursuant to a Subordination Agreement, minus (3) the total of loans or advances to its officers and affiliated companies, minus (4) goodwill, licenses, patents, copyrights, trademarks, trade names, unamortized debt discount and expense, or organizational expenses and other like intangible assets and other items that would be characterized as intangible assets in accordance with GAAP.

(b) Fixed Charge Coverage Ratio. The Borrowers shall not permit their Fixed Charge Coverage Ratio, measured on a quarter-end basis, to be less than the required amount set forth in the following table for the applicable period set forth opposite thereto:

Period	Fixed Charge Coverage Ratio
Three months ending January 31, 2023	1.00 to 1.00
Six months ending April 30, 2023	1.10 to 1.00
Nine months ending July 31, 2023	1.15 to 1.00
Twelve months ending October 31, 2023	1.25 to 1.00
and at the end of each fiscal quarter thereafter on a trailing four quarter basis	

ARTICLE III
Conditions of Effectiveness

Section 3.1 Effective Time. This Modification shall become effective as of the date first above written once the following conditions precedent have been satisfied in full (the "Effective Time"):

(a) Bank shall have received, at Bank's office, a duly executed counterpart of this Modification from each Borrower and Guarantor.

(b) Bank shall have received a certificate of an officer of each Borrower and each Guarantor certifying that (i) the resolutions of such Person delivered to the Lender on June 22, 2022 have not been modified, rescinded or amended, are in full force and effect on the date of this Modification, are the only resolutions relating to the documents and transactions described therein and authorize the execution and delivery by such Person of this Modification, (ii) the certificate of incorporation, certificate of formation, by-laws or limited liability company agreement, as applicable, of such Person which were certified and delivered to Lender on April 25, 2017 are true and correct copies of such documents, and such documents continue in full force and effect and have not been amended or otherwise modified except as set forth in the certificates to be delivered, and (iii) the officers of such Person who have been certified to Lender on April 25, 2017 as being authorized to sign and to act on behalf of such Person continue to be so authorized or setting forth the sample signatures of each of the officers of such Person authorized to execute and deliver this Modification and all other documents, agreements and certificates on behalf of such Person.

(c) Borrowers shall have paid Lender a waiver and modification fee in an amount equal to $20,000. Borrowers acknowledge that the waiver and modification fee shall be fully earned upon execution and delivery of this Modification and shall be non-refundable.

(d) Bank shall have received any and all other documents, instruments, writings, agreements, and information as Agent may reasonably request and which have been identified to Agent at least three (3) Business Days prior to the date hereof.

(e) No Default or Event of Default shall have occurred and be continuing.

ARTICLE IV
Representations and Warranties

Section 4.1 <u>Representations and Warranties of Borrower and Guarantor</u>. In order to induce Bank to enter into this Modification, Borrowers and Guarantors hereby represent and warrant to Bank that:

(f) The representations and warranties contained in the Loan Agreement are true and correct in all material respects at and as of the Effective Time; <u>provided</u>, <u>however</u>, those representations and warranties containing a reference to a particular date shall continue to be qualified by reference to such date;

(g) The Borrowers and Guarantors are duly authorized to execute and deliver this Modification and are duly authorized to borrow and perform their obligations under the Loan Agreement and the other Loan Documents. The Borrowers and Guarantors have duly taken all corporate action necessary to authorize the execution and delivery of this Modification and to authorize the performance of the obligations of Borrowers and Guarantors hereunder;

(h) The execution and delivery by the Borrowers and Guarantors of this Modification, the performance by the Borrowers and Guarantors of their obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with, violate or constitute a breach or default under (i) any provision of applicable law applicable to it or any of its Subsidiaries, (ii) its organizational documents, (iii) any agreement or instrument to which it is a party or which is otherwise binding upon it, or (iv) any material judgment, license, order or permit applicable to or binding upon it;

(i) Except for those which have been duly obtained, no consent, approval, exemption, authorization or other action by, notice to, or filing with any governmental authority or third party is required in connection with the execution and delivery by the Borrowers and Guarantors of this Modification or to consummate the transactions contemplated hereby;

(j) When duly executed and delivered, this Modification will constitute the legal, valid and binding obligation of the Borrowers and Guarantors, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to enforcement of creditors' rights; and

(k) No Default or Event of Default exists under the Loan Agreement or any of the other Loan Documents.

ARTICLE V
Miscellaneous

Section 5.1 <u>Ratification of Agreement</u>.

(a) The Loan Agreement as hereby amended is hereby ratified and confirmed in all respects. Any reference to the Loan Agreement in any Loan Document shall be deemed to refer to the Loan Agreement, as amended by this Modification. The execution, delivery and effectiveness of this Modification shall not operate as a waiver of any Default or Event of Default, or of any right, power or remedy of Bank under the Loan Agreement or any other Loan Document nor constitute a waiver of any provision of the Loan Agreement or any other Loan Document.

(b) By signing in the space provided below, each Guarantor hereby ratifies in all respects such Guarantor's separate Guaranty Agreement and confirms such Guaranty Agreement remains in full force and effect.

Section 5.2 <u>Survival of Agreements</u>. All representations, warranties, covenants and agreements of the Borrowers and Guarantors herein shall survive the execution and delivery of this Modification and the performance hereof, and shall further survive until all of the Obligations are paid in full. All statements and agreements contained in any certificate or instrument delivered by the Borrowers and Guarantors hereunder or under the Loan Agreement or the Guaranty to Bank shall be deemed to constitute representations and warranties by, or agreements and covenants of, the Borrowers and Guarantors under this Modification and under the Loan Agreement and Guaranty.

Section 5.3 <u>Loan Document</u>. This Modification is a Loan Document, and all provisions in the Loan Agreement pertaining to Loan Documents apply hereto.

Section 5.4 <u>Governing Law</u>. THIS MODIFICATION HAS BEEN EXECUTED OR COMPLETED AND/OR IS TO BE PERFORMED IN NEW YORK, AND IT AND ALL TRANSACTIONS HEREUNDER OR PURSUANT HERETO SHALL BE GOVERNED AS TO INTERPRETATION, VALIDITY, EFFECT, RIGHTS, DUTIES AND REMEDIES OF THE PARTIES HEREUNDER AND IN ALL RESPECTS BY THE LAWS OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF, BUT INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW.

Section 5.5 <u>Counterparts; Fax</u>. This Modification may be executed in any number of counterparts and signature pages may be detached from multiple separate counterparts and attached to the same document. A telecopy or other electronic transmission of any such executed counterpart signature page shall be deemed valid as an original.

Section 5.6 <u>References</u>. All references in the Loan Agreement to "this Agreement" shall be deemed to refer to the Loan Agreement as amended hereby; and any and all references in the Loan Documents to the Loan Agreement shall be deemed to refer to the Loan Agreement as amended hereby.

Section 5.7 <u>Costs and Expenses</u>. Borrowers hereby reaffirm their agreement under the Loan Agreement to pay or reimburse Bank on demand for all reasonable costs and expenses incurred by Bank in connection with the Loan Documents, including without limitation all reasonable fees and disbursements of legal counsel. Without limiting the generality of the foregoing, Borrowers specifically agree to pay all reasonable fees and disbursements of counsel to Bank for the services performed by such counsel in connection with the preparation of this Modification and the documents and instruments incidental hereto. Borrowers hereby agree that Bank may, at any time or from time to time in its sole discretion and without further authorization by Borrowers, make a loan to Borrowers under the Loan Agreement, or apply the proceeds of any loan, for the purpose of paying any such fees, disbursements, costs and expenses.

THIS MODIFICATION AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[The Remainder of this Page is Intentionally Left Blank]

IN WITNESS WHEREOF, this Modification is executed as of the date first above written.


BORROWERS:

ORGANIC PRODUCTS TRADING COMPANY LLC

By: /s/ Andrew Gordon
     Andrew Gordon, Manager

COFFEE HOLDING CO., INC.

By: /s/ Andrew Gordon
     Andrew Gordon, Manager

BANK/LENDER:

WEBSTER BANK, NATIONAL ASSOCIATION

By: /s/ Mark J. Long
     Mark J. Long, Managing Director


Ninth Loan Modification Agreement and Waiver

Agreed and acknowledged:

SONOFRESCO, LLC, Guarantor

By: /s/ Andrew Gordon
Name: Andrew Gordon
Title: President/CEO

COMFORT FOODS, INC., Guarantor

By: /s/ Andrew Gordon
Name: Andrew Gordon
Title: President/CEO

GENERATIONS COFFEE COMPANY, LLC, Guarantor

By: /s/ Andrew Gordon
Name: Andrew Gordon
Title: Vice President

Validity Guarantors:

/s/ Andrew Gordon
Andrew Gordon

/s/ David Gordon
David Gordon

Ninth Loan Modification Agreement and Waiver

EXHIBIT 21.1

COFFEE HOLDING CO., INC.

Significant Subsidiaries

Name of Entity	**Jurisdiction**
Organic Products Trading Company, LLC	United States, Washington

Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statement of Coffee Holding Co., Inc. on Form S-8 (No. 333-233065) of our report dated January 29, 2023, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Coffee Holding Co., Inc. and Subsidiaries as of October 31, 2023 and 2022 and for each of the two years in the period ended October 31, 2023, which report is included in this Annual Report on Form 10-K of Coffee Holding Co., Inc. for the year ended October 31, 2023.

/s/ Marcum LLP

Marcum LLP
New York, New York
February 9, 2024

EXHIBIT 31.1

Certification of Principal Executive Officer and Principal Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Andrew Gordon, certify that:

1. I have reviewed this annual report on Form 10-K for the period ended October 31, 2023 of Coffee Holding Co., Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2024

/s/ Andrew Gordon
Andrew Gordon
President, Chief Executive Officer, Chief Financial Officer and Treasurer
(Principal Executive Officer, Principal Financial Officer, Chief Accounting Officer)

EXHIBIT 32.1

Statement Furnished Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

The undersigned, Andrew Gordon, is the President, Chief Executive Officer and Chief Financial Officer of Coffee Holding Co., Inc. (the "Company").

This statement is being furnished in connection with the filing by the Company of the Company's Annual Report on Form 10-K for the period ended October 31, 2023 (the "Report").

By execution of this statement, I certify that:

    A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

    B) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Coffee Holding Co., Inc. and will be retained by Coffee Holding Co., Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: February 9, 2024

    /s/ Andrew Gordon
    Andrew Gordon
    President, Chief Executive Officer, Chief Financial Officer and Treasurer
    (Principal Executive Officer, Principal Financial Officer, Chief Accounting Officer)

Exhibit 97

COFFEE HOLDING CO., INC.

COMPENSATION RECOVERY POLICY

(Adopted and approved on [•], 2023)

1. Purpose

Coffee Holding Co., Inc. (collectively with its subsidiaries, the "**Company**") is committed to promoting high standards of honest and ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, the Company has adopted this Compensation Recovery Policy (this "**Policy**"). This Policy is designed to comply with the requirements of Section 10D of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Rule 10D-1 promulgated thereunder and the rules of the national securities exchange on which the Company's securities are traded and explains when the Company will pursue recovery of Incentive Compensation awarded or paid to a Covered Person. Please refer to Exhibit A attached hereto (the "**Definitions Exhibit**") for the definitions of capitalized terms used throughout this Policy.

2. Recovery of Recoverable Incentive Compensation

In the event of a Restatement, the Company will pursue, reasonably promptly, recovery of all Recoverable Incentive Compensation from a Covered Person without regard to such Covered Person's individual knowledge or responsibility related to the Restatement. Notwithstanding the foregoing, if the Company is otherwise required by this Policy to undertake a Restatement, the Company will not be required to recover the Recoverable Incentive Compensation if the Compensation Committee determines, after exercising a normal due process review of all the relevant facts and circumstances, that (a) a Recovery Exception exists and (b) it would be impracticable to seek such recovery under such facts and circumstances.

If such Recoverable Incentive Compensation was not awarded or paid on a formulaic basis, the Company will pursue recovery of the amount that the Compensation Committee determines in good faith should be recovered.

3. Other Actions

The Compensation Committee may, subject to applicable law, pursue recovery of Recoverable Incentive Compensation in the manner it chooses, including by pursuing reimbursement from the Covered Person of all or part of the compensation awarded or paid, by electing to withhold unpaid compensation, by set-off, or by rescinding or canceling unvested stock or option awards.

In the reasonable exercise of its business judgment under this Policy, the Compensation Committee may in its sole discretion determine whether and to what extent additional action is appropriate to address the circumstances surrounding a Restatement to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

4. No Indemnification or Reimbursement

As required by applicable law, notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company or any of its affiliates indemnify or reimburse a Covered Person for any loss of Recoverable Incentive Compensation under this Policy and, to the extent prohibited by law, neither the Company nor any of its affiliates will pay premiums on any insurance policy that would cover a Covered Person's potential obligations with respect to Recoverable Incentive Compensation under this Policy.

5. Administration of Policy

The Compensation Committee will have full authority to administer this Policy. The Compensation Committee will, subject to the provisions of this Policy and Rule 10D-1 of the Exchange Act, and the Company's applicable exchange listing standards, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Rule 10D-1 thereunder and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed. All determinations and interpretations made by the Compensation Committee will be final, binding and conclusive.

6. Other Claims and Rights

The requirements of this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company or any of its affiliates may have or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies, or other authorities. Further, the exercise by the Compensation Committee of any rights pursuant to this Policy will not impact any other rights that the Company or any of its affiliates may have with respect to any Covered Person subject to this Policy.

7. Acknowledgement by Covered Persons; Condition to Eligibility for Incentive Compensation

The Company will provide notice and seek acknowledgement of this Policy from each Covered Person, provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy. After the Effective Date (and also with respect to any Incentive Compensation Received on or after October 2, 2023 pursuant to a preexisting contract or arrangement), any grant of Incentive Compensation to a Covered Person will be deemed to have been made subject to the terms of this Policy, whether or not such Policy is specifically referenced in the documentation relating to such grant and this Policy shall be deemed to constitute an integral part of the terms of any such grant. All Incentive Compensation subject to this Policy will remain subject to this policy, even if already paid, until the Policy ceases to apply to such Incentive Compensation and any other vesting conditions applicable to such Incentive Compensation are satisfied.

8. Amendment; Termination

The Board or the Compensation Committee may amend or terminate this Policy at any time. In the event that Section 10D of the Exchange Act, Rule 10D-1 thereunder or the rules of the national securities exchange on which the Company's securities are traded are modified or supplemented, whether by law, regulation or legal interpretation, such modification or supplement shall be deemed to modify or supplement this Policy to the maximum extent permitted by applicable law.

9. Effectiveness

Except as otherwise determined in writing by the Compensation Committee, this Policy will apply to any Incentive Compensation that is Received by a Covered Person on or after the Effective Date. This Policy will survive and continue notwithstanding any termination of a Covered Person's employment with the Company and its affiliates.

10. Successors

This Policy shall be binding and enforceable against all Covered Persons and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

Exhibit A

COFFEE HOLDING CO., INC.

COMPENSATION RECOVERY POLICY

DEFINITIONS EXHIBIT

"**Applicable Period**" means the three completed fiscal years of the Company immediately preceding the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that a Restatement is required or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. The "Applicable Period" also includes any transition period (that results from a change in the Company's fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence.

"**Board**" means the Board of Directors of the Company.

"**Compensation Committee**" means the Company's committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board.

"**Covered Person**" means any person who is, or was at any time, during the Applicable Period, an Executive Officer of the Company. For the avoidance of doubt, a Covered Person may include a former Executive Officer that left the Company, retired, or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Applicable Period.

"**Effective Date**" means December 1, 2023.

"**Executive Officer**" means the Company's president, principal executive officer, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including an officer of the Company's parent(s) or subsidiaries) who performs similar policy-making functions for the Company.

"**Financial Reporting Measure**" means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measure (including but not limited to, "non-GAAP" financial measures, such as those appearing in the Company's earnings releases or Management Discussion and Analysis). Stock price and total shareholder return (and any measures derived wholly or in part therefrom) shall be considered Financial Reporting Measures.

"**Recovery Exception:**" A recovery of Recoverable Incentive Compensation shall be subject to a "Recovery Exception" if the Compensation Committee determines in good faith that: (i) pursuing such recovery would violate home country law of the jurisdiction of incorporation of the Company where that law was adopted prior to November 28, 2022 and the Company provides an opinion of home country counsel to that effect acceptable to the Company's applicable listing exchange; (ii) the direct expense paid to a third party to assist in enforcing this Policy would exceed the Recoverable Incentive Compensation and the Company has (A) made a reasonable attempt to recover such amounts and (B) provided documentation of such attempts to recover to the Company's applicable listing exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

"**Incentive Compensation**" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation does not include any base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal); bonuses paid solely at the discretion of the Compensation Committee or Board that are not paid from a "bonus pool" that is determined by satisfying a Financial Reporting Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and equity awards that vest solely based on the passage of time and/or attaining one or more non-Financial Reporting Measures. Incentive Compensation includes any Incentive Compensation Received on or after October 2, 2023 pursuant to a preexisting contract or arrangement.

"**Received:**" Incentive Compensation is deemed "Received" in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

"**Recoverable Incentive Compensation**" means the amount of any Incentive Compensation (calculated on a pre-tax basis) Received by a Covered Person during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement. For Incentive Compensation based on (or derived from) stock price or total shareholder return where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Restatement, the amount will be determined by the Compensation Committee based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received (in which case, the Company will maintain documentation of such determination of that reasonable estimate and provide such documentation to the Company's applicable listing exchange).

"**Restatement**" means an accounting restatement of any of the Company's financial statements filed with the Securities and Exchange Commission under the Exchange Act, or the Securities Act of 1933, as amended, due to the Company's material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether the Company or Covered Person misconduct was the cause for such restatement. "Restatement" includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as "Big R" restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as "little r" restatements).